EXHIBIT 10.1

Execution Version

TERM LOAN AGREEMENT

dated as of

March 15, 2013

among

REYNOLDS AMERICAN INC.,

as Borrower,

The Lenders Party Hereto

and

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent

CITIBANK, N.A.,

as Syndication Agent,

FIFTH THIRD BANK,

MIZUHO CORPORATE BANK, LTD.,

ROYAL BANK OF CANADA

and

SCOTIABANC INC.,

as Documentation Agents,

and

J.P. MORGAN SECURITIES LLC,

CITIGROUP GLOBAL MARKETS INC.,

FIFTH THIRD BANK,

MIZUHO CORPORATE BANK, LTD.,

RBC CAPITAL MARKETS

and

SCOTIABANC INC.,

as Joint Lead Arrangers and Joint Bookrunners

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

Page

SECTION 9.14. USA PATRIOT Act	60
SECTION 9.15. No Fiduciary Duty	60
SECTION 9.16. Release of Subsidiary Guarantors from Subsidiary Guarantee Agreement	60

SCHEDULES:

Schedule 2.01 — Term Loan Commitments
Schedule 3.06 — Disclosed Matters
Schedule 3.12 — Subsidiaries
Schedule 6.01 — Existing Liens

EXHIBITS:

Exhibit A	—	Form of Assignment and Assumption
Exhibit B	—	Form of Subsidiary Guarantee Agreement
Exhibit C-1	—	Form of U.S. Tax Certificate (For Non-U.S. Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit C-2	—	Form of U.S. Tax Certificate (For Non-U.S. Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit C-3	—	Form of U.S. Tax Certificate (For Non-U.S. Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit C-4	—	Form of U.S. Tax Certificate (For Non-U.S. Participants That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit D	—	Compliance Certificate

iii

TERM LOAN AGREEMENT dated as of March 15, 2013, among REYNOLDS AMERICAN INC. (the “Borrower”), the LENDERS party hereto, and JPMORGAN CHASE BANK, N.A., as Administrative Agent.

The parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“ABR”, when used in reference to any Term Loan or Borrowing, refers to whether such Term Loan, or the Term Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Adjusted LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

“Administrative Agent” means JPMorgan Chase Bank, N.A. in its capacity as administrative agent for the Lenders under this Agreement and the other Loan Documents and its successors in such capacity.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” means this Term Loan Agreement, as modified, supplemented, amended, restated (including any amendment and restatement hereof), extended or renewed from time to time.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus  1/2 of 1% and (c) the Adjusted LIBO Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%, provided that, for the avoidance of doubt, the Adjusted LIBO Rate for any day shall be based on the rate appearing on the Reuters Page LIBOR01 (or on any successor or substitute page of such page) at approximately 11:00 a.m. London time on such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate, respectively. Each change in the Prime Rate shall be effective as of the opening of business on the day such change in such Prime Rate occurs.

“Applicable Percentage” means, with respect to any Lender, the percentage of the total Term Loan Commitments represented by such Lender’s individual Term Loan Commitment; provided that after the Borrowing Date, the “Applicable Percentage” shall be determined based upon the percentage of the aggregate outstanding principal amount of Term Loans represented by such Lender’s individual outstanding principal amount of Term Loans.

“Applicable Rate” means, for any day, with respect to any ABR Term Loan or Eurodollar Term Loan, or with respect to the Commitment Fees payable hereunder, as the case may be, the applicable rate per annum set forth below under the caption “ABR Spread”, “Eurodollar Spread” or “Commitment Fee Rate”, as the case may be, based upon the ratings by Moody’s and S&P, respectively, applicable on such date to the Index Debt:

Index Debt Ratings Levels	“Eurodollar Spread”	“ABR Spread”	“Commitment Fee Rate”
Category 1
Greater than or equal to Baa1 or BBB+	1.25%	0.25%	0.20%
Category 2
Baa2 or BBB	1.50%	0.50%	0.20%
Category 3
Baa3 or BBB-	1.75%	0.75%	0.20%
Category 4
Equal to or less than Ba1 or BB+	2.25%	1.25%	0.20%

For purposes of the foregoing, (i) if either Moody’s or S&P shall not have in effect a rating for the Index Debt (other than by reason of the circumstances referred to in the last sentence of this definition), then such rating agency shall be deemed to have established a rating in Category 4; (ii) if the ratings established or deemed to have been established by Moody’s and S&P for the Index Debt shall fall within different Categories, the Applicable Rate shall be based on the higher (the highest category being Category 1) of the two ratings unless one of the two ratings is two or more Categories lower than the other, in which case the Applicable Rate shall be determined by reference to the Category next below that of the higher of the two ratings; and (iii) if the ratings established or deemed to have been established by Moody’s and S&P for the Index Debt shall be changed (other than as a result of a change in the rating system of Moody’s or S&P), such change shall be effective as of the date on which it is first announced by the applicable rating agency, irrespective of when notice of such change shall have been furnished by the Borrower to the Administrative Agent and the Lenders pursuant to Section 5.01 or otherwise; provided, however, that notwithstanding the foregoing, at all times during which there shall exist any Event of Default, the “Applicable Rate” shall be determined by reference to the ratings in Category 4. Each change in the Applicable Rate shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of Moody’s or S&P shall change, or if either such rating agency shall cease to be in the business of rating corporate debt obligations, the Borrower and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system or the unavailability of ratings from such rating agency and, pending the effectiveness of any such amendment, the Applicable Rate shall be determined by reference to the rating most recently in effect prior to such change or cessation.

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Assignment and Assumption” means an assignment and assumption agreement entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Attributable Debt” means, when used in connection with a sale and lease-back transaction, at any date as of which the amount thereof is to be determined, the product of (a) the net proceeds from such sale and lease-back transaction multiplied by (b) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and lease-back transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.

“B&W” means, collectively, (a) British American Tobacco p.l.c. and (b) Brown & Williamson Holdings, Inc. (f/k/a Brown & Williamson Tobacco Corporation), a Delaware corporation and an indirect, wholly owned subsidiary, of British American Tobacco p.l.c.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Board of Directors” means the board of directors of the Borrower or any duly authorized committee of that board or any director or directors and/or officer or officers of the Borrower to whom that board or committee shall have duly delegated its authority.

“Borrower” has the meaning assigned to such term in the first paragraph of this Agreement.

“Borrowing” means Term Loans of the same Type, made, converted or continued on the same date and, in the case of Eurodollar Term Loans, as to which a single Interest Period is in effect.

“Borrowing Date” means the date occurring on or after the Effective Date on which the Borrowing of Term Loans is incurred.

“Borrowing Request” means a request by the Borrower for a Borrowing in accordance with Section 2.03.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided that, when used in connection with a Eurodollar Term Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Capital Lease Obligations” means, as to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and, for the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

“Change in Control” means the occurrence of any of the following events: (a) at any time Continuing Directors shall not constitute a majority of the Board of Directors, (b) any Person or “group” (within the meaning of Rule 13d-3 and 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (other than B&W), shall acquire, directly or indirectly, beneficial ownership (within the meaning of Rule 13d-3 and 13d-5 of the Exchange Act) of 30.0% or more, on a fully diluted basis, of the economic or voting interest in the Borrower’s capital stock, (c) B&W and/or any other Person or “group” (within the meaning of Rules 13d-3 and 13d-5 of the Exchange Act) shall have obtained and exercised the power to elect or designate a majority of the Board of Directors and (d) any “change of control” (or similar event) under any Material Indebtedness of the Borrower or any Material Subsidiary.

“Change in Law” means (a) the adoption of any law, rule or regulation or treaty after the Effective Date, (b) any change in any law, rule or regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority after the Effective Date or (c) compliance by any Lender (or, for purposes of Section 2.14(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Effective Date; provided, however, that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof, and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law” regardless of the date enacted, adopted, issued or implemented.

“Charges” has the meaning assigned to such term in Section 9.13.

“Citibank” means Citibank, N.A. and any successor corporation thereto by merger, consolidation or otherwise.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commitment Fee” has the meaning assigned to such term in Section 2.11(b).

“Consolidated Debt” means, at any date, the aggregate principal amount of all Indebtedness of the Borrower and its Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP; provided that the aggregate amount available to be drawn (i.e., unfunded amounts) under all letters of credit, acceptances and similar arrangements and all surety, appeal and litigation bonds and similar obligations issued for the account of the Borrower or any of its Subsidiaries (but excluding, for avoidance of doubt, all unpaid drawings or other matured monetary obligations or reimbursement obligations owing in respect of thereof) shall not be included in any determination of “Consolidated Debt”.

“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of:

(I) (a) provision for all income taxes and foreign withholding taxes, (b) interest expense, amortization or write-off of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness (including the Term Loans), (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs, (e) any extraordinary losses, (f) any non-cash expenses or losses, (g) any losses on sales of assets outside of the ordinary course of business (whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period), (h) any cash payment received during such period in respect of any non-cash item described in clause (II)(a)(i) or (ii) below subsequent to the fiscal quarter in which the relevant non-cash item was reflected as a gain or income in the statement of Consolidated Net Income, and (i) the amount of all cash payments received during such period in respect of any settlement with respect to tobacco litigation related liability which otherwise did not increase Consolidated Net Income for such period or a prior period, all as determined on a consolidated basis for the Borrower and its Subsidiaries for such period, minus

(II) (a) to the extent included in the statement of such Consolidated Net Income for such period, the sum of (i) any extraordinary gain, (ii) any non-cash income or gains, (iii) any gain on sales of assets outside of the ordinary course of business (whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period), and (iv) income tax credits (to the extent not netted from income tax expense), (b) any cash payments made during such period in respect of any non-cash items described in clause (I)(d), (e) or (f) above subsequent to the fiscal quarter in which the relevant non-cash item was reflected as a charge in the statement of Consolidated Net Income, and (c) the amount of all cash payments made by the Borrower and its Subsidiaries during such period pursuant to any settlement with respect to tobacco litigation related liability which otherwise did not reduce Consolidated Net Income for such period or a prior period, all as determined on a consolidated basis for the Borrower and its Subsidiaries for such period.

For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period”) pursuant to any determination of the Consolidated Leverage Ratio or the Consolidated Interest Coverage Ratio, (i) if at any time during such Reference Period (or, for purposes of Section 6.05(c) only, during the period commencing on the first day of such Reference Period and ending on or prior to such date of determination), the Borrower or any Subsidiary shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period (or, for purposes of Section 6.05(c) only, during the period commencing on the first day of such Reference Period and ending on or prior to such date of determination), the Borrower or any Subsidiary shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition occurred on the first day of such Reference Period. As used in this definition, “Material Acquisition” means any acquisition of property or series of related acquisitions of property that (a) constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the Equity Interests of a Person and (b) involves the payment of consideration by the Borrower and its Subsidiaries in excess of $250,000,000; and “Material Disposition” means any disposition of property or series of related dispositions of property that yields gross proceeds to the Borrower or any of its Subsidiaries in excess of $250,000,000.

“Consolidated Interest Coverage Ratio” means, for any period, the ratio of (a) Consolidated EBITDA for such period to (b) Consolidated Interest Expense for such period.

“Consolidated Interest Expense” means, for any period, total cash interest expense (including that attributable to Capital Lease Obligations) of the Borrower and its Subsidiaries calculated on a consolidated basis for such period with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP). For the purposes of calculating Consolidated Interest Expense for any Reference Period pursuant to any determination of the Consolidated Interest Coverage Ratio, (a) all Indebtedness incurred or issued during the relevant Reference Period (or, for purposes of Section 6.05(c) only, during the period commencing on the first day of such Reference Period and ending on or prior to such date of determination) shall be deemed to have been incurred or issued (and the proceeds thereof applied) on the first day of such Reference Period and remain outstanding through such Reference Period, (b) all Indebtedness (other than revolving Indebtedness, except to the extent accompanied by a corresponding permanent commitment reduction) permanently retired or redeemed during the relevant Reference Period (or, for purposes of Section 6.05(c) only, during the period commencing on the first day of such Reference Period and ending on or prior to such date of determination) shall be deemed to have been retired or redeemed on the first day of such Reference Period and remain retired through the entirety of such Reference Period, and (c) all Indebtedness assumed to be outstanding pursuant to preceding clause (a) shall be deemed to have borne interest at (i) the rate applicable thereto, in the case of fixed rate indebtedness, or (ii) the rates which would have been applicable thereto during the respective Reference Period when same was deemed outstanding (for this purpose, using the floating rate applicable thereto at the time of determination), in the case of floating rate Indebtedness; provided that interest expense with respect to any Indebtedness for periods while the same was actually outstanding during the respective period shall be calculated using the actual rates applicable thereto while same was actually outstanding.

“Consolidated Leverage Ratio” means, as at the last day of any period, the ratio of (a) Consolidated Debt on such day to (b) Consolidated EBITDA for such period.

“Consolidated Net Income” means, for any period, the consolidated net income (or loss) of the Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the Borrower or is merged into or consolidated with the Borrower or any of its Subsidiaries, subject to the second sentence of the definition of “Consolidated EBITDA”, (b) the income (or deficit) of any Person (other than a Subsidiary of the Borrower) in which the Borrower or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Borrower or such Subsidiary in the form of dividends or similar distributions and (c) the undistributed earnings of any Subsidiary of the Borrower to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation or Requirement of Law applicable to such Subsidiary.

“Consolidated Net Worth” means, at any date of determination, the consolidated shareholders’ equity of the Borrower, as set forth on the then most recently available consolidated balance sheet of the Borrower and its consolidated Subsidiaries delivered pursuant to Section 5.01(a) or (b).

“Continuing Director” means, at any date, an individual (a) who is a member of the Board of Directors on the Effective Date, (b) who, as at such date, has been a member of the Board of Directors for at least the twelve preceding months, or (c) who has been nominated for election, elected, designated or appointed to be a member of the Board of Directors by either (i) B&W pursuant to any governance agreement, including, without limitation, the Governance Agreement, or (ii) a majority of the other “Continuing Directors” then in office.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender that has (a) failed to fund its portion of the Term Loans, unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) notified the Borrower, the Administrative Agent or any Lender in writing that it does not intend to comply with any of its Term Loan funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its Term Loan funding obligations under this Agreement or generally under other agreements in which it commits to extend credit (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding the Term Loans hereunder cannot be satisfied), (c) failed, within three Business Days after a good faith request by the Borrower or the Administrative Agent, to provide a certification in writing from such Lender’s chief financial officer that it will comply with the terms of this Agreement relating to its obligations to fund its portion of the Term Loans; provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon the Borrower’s or the Administrative Agent’s, as the case may be, receipt of such certification in form and substance satisfactory to such Person, or (d) become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian, appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership, or the acquisition of any ownership, interest in such Lender or a parent company thereof or the exercise of control over such Lender or parent company thereof by a Governmental Authority or instrumentality thereof.

“Disclosed Matters” means the actions, suits and proceedings disclosed in Schedule 3.06.

“Documentation Agents” means, collectively, Fifth Third Bank, Mizuho Corporate Bank, Ltd., Royal Bank of Canada and The Bank of Nova Scotia, acting in their capacity as documentation agents for the Facility.

“Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Multiemployer Plan of an “accumulated funding deficiency” (as defined in Section 431 of the Code or Section 304 of ERISA), whether or not waived; (c) a determination is made that any Plan is, or is reasonably expected to be, considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA; (d) the receipt by the Borrower or an ERISA Affiliate of any notice, or the receipt by a Multiemployer Plan from the Borrower or an ERISA Affiliate of any notice, that a Multiemployer Plan is in endangered or critical status under Section 305 of ERISA; (e) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (f) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (g) the receipt by the Borrower or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (h) the incurrence by the Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (i) the receipt by the Borrower or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from the Borrower or any of its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

“Eurodollar”, when used in reference to any Term Loan or Borrowing, refers to whether such Term Loan, or the Term Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“Event of Default” has the meaning assigned to such term in Article VII.

“Excluded Taxes” means, with respect to any payment made by any Loan Party under this Agreement or any other Loan Document, any of the following Taxes imposed on or with respect to a Recipient: (a) income, franchise or other Taxes imposed on (or measured by) its net income, profits, overall gross income or receipts by the United States of America (or any political subdivision thereof), or by the jurisdiction under the laws of which such Recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits Taxes imposed by the United States of America or any similar Taxes imposed by any other jurisdiction listed in clause (a), (c) in the case of a Non-U.S. Lender (other than an assignee pursuant to a request by the Borrower under Section 2.18(b)), any U.S. Federal withholding Taxes resulting from any law in effect on the date such Non-U.S. Lender becomes a party to this Agreement (or designates a new lending office) or is attributable to such Non-U.S. Lender’s failure to comply with Section 2.16(f)(i)-(ii), except to the extent that such Non-U.S. Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding Taxes pursuant to Section 2.16(a), and (d) any withholding tax imposed under FATCA.

“Exempted Debt” means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined: (a) Indebtedness of the Borrower and its Subsidiaries incurred after the date hereof and secured by Liens created, assumed or otherwise incurred or permitted to exist pursuant to Section 6.01(b); and (b) Attributable Debt of the Borrower and its Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to Section 6.02(b).

“Existing Credit Agreement” means the revolving credit facility evidenced by the Credit Agreement, dated as of July 29, 2011, among the Borrower, various lending institutions and JPMCB, as Administrative Agent, as in effect on the Effective Date and, except where expressly noted otherwise, as the same may be amended, modified, restated, extended and/or supplemented from time to time in accordance with the terms thereof (or, for purposes of Sections 5.01(h), 9.02(c) and 9.16 and Article VII only, refinanced or replaced from time to time).

“Existing Credit Agreement Termination Date” the date on which all commitments under the Existing Credit Agreement are terminated, all letters of credit thereunder are terminated, replaced and/or cash collateralized in full and all amounts and obligations outstanding thereunder are repaid in full.

“Existing Liens” means the Liens on the assets and properties of the Subsidiaries of the Borrower outstanding on the Effective Date and set forth in Schedule 6.01.

“Existing Senior Notes Indentures” means (a) that certain Indenture, dated as of May 31, 2006, by and among the Borrower, as issuer, certain Subsidiaries of the Borrower, as guarantors, and The Bank of New York Trust Company, N.A., as trustee, as in effect on the Effective Date and as the same may be amended, modified and/or supplemented from time to time and (b) that certain Amended and Restated Indenture, dated as of July 24, 1995, between RJRTH, as issuer, and The Bank of New York Trust Company, N.A., as successor trustee, as in effect on the Effective Date and as the same may be amended, modified and/or supplemented from time to time.

“Facility” means the term loan facility evidenced by this Agreement.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement and any regulations or official interpretations thereof.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower.

“Fitch” means Fitch Ratings.

“Foreign Subsidiary” of any Person means any Subsidiary of such Person not incorporated or organized in the United States of America or any State or territory thereof, or the District of Columbia.

“Funded Debt” means all Indebtedness for borrowed money, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from its creation.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time; provided that determinations in accordance with GAAP shall be subject to the requirements of Section 1.04.

“Governance Agreement” means that certain Governance Agreement, dated as of July 30, 2004, by and among the Borrower, Brown & Williamson Holdings, Inc. and British American Tobacco p.l.c., as amended, supplemented or otherwise modified from time to time.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, administration, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation (the “primary obligation”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such primary obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such primary obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such primary obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such primary obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Guarantee shall be deemed to be an amount equal to the lesser of (x) the maximum stated or determinable amount of such Guarantee and (y) the stated or determinable amount of the primary obligation in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Indebtedness” means, of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person for the deferred purchase price of property or services (other than current trade payables and accrued expenses incurred in the ordinary course of such Person’s business and any obligation of the Borrower or any Subsidiary thereof to purchase tobacco and/or other products, services and produce utilized in its business pursuant to agreements entered into in the ordinary course of business on a basis consistent with the Borrower’s or such Subsidiary’s past practices or then current industry practices), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit or similar arrangements, (g) the maximum amount available to be drawn or paid under all surety, appeal and litigation bonds and similar obligations issued for the account of such Person and all unreimbursed payments in respect of such surety, appeal and litigation bonds and similar obligations, (h) all Guarantees by such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, and (i) all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by any Loan Party under this Agreement or any other Loan Document and (b) Other Taxes.

“Indemnitee” has the meaning assigned to such term in Section 9.03(b).

“Index Debt” means senior, unsecured, long-term Indebtedness for borrowed money of the Borrower that is not guaranteed by any other Person (other than a Subsidiary Guarantor) or subject to any other credit enhancement.

“Information” has the meaning assigned to such term in Section 9.12(a).

“Information Memorandum” means the Confidential Information Memorandum dated February 2013 relating to the Borrower and the Transactions.

“Interest Election Request” means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.07.

“Interest Payment Date” means (a) with respect to any ABR Term Loan, the last day of each March, June, September and December and (b) with respect to any Eurodollar Term Loan, the last day of the Interest Period applicable to the Borrowing of which such Term Loan is a part and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period.

“Interest Period” means with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter (or, if agreed to by the Administrative Agent and each Lender, such other day occurring less than one month after such Borrowing date), as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless, in the case of a Eurodollar Borrowing only, such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (ii) any Interest Period pertaining to a Eurodollar Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“IRS” means the United States Internal Revenue Service.

“JPMCB” means JPMorgan Chase Bank, N.A. and any successor corporation thereto by merger, consolidation or otherwise.

“Lead Agents” means the Administrative Agent and the Syndication Agent.

“Lenders” means the Persons listed on Schedule 2.01 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on the Reuters Page LIBOR01 (or on any successor or substitute page of such page) providing rate quotations comparable to those currently provided on such page (or successor or substitute page), as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the “LIBO Rate” with respect to such Eurodollar Borrowing for such Interest Period shall be the rate at which dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

“Litigation Bond” means any surety bond, supersedeas bond, judgment bond or other bond or insurance policy issued for bonding litigation judgments for appeal.

“Loan Documents” means this Agreement, any promissory note of the Borrower issued as described in Section 2.09(e) and, on the execution and delivery thereof, the Subsidiary Guarantee Agreement.

“Loan Parties” means the Borrower and each Subsidiary Guarantor.

“Margin Stock” has the meaning assigned to such term in Regulation U.

“Marketable Investments” shall mean, as to any Person, (a) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof having maturities of not more than two years from the date of acquisition, (b) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within two years from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from S&P, Moody’s or Fitch, (c) U.S. Dollar denominated domestic and Eurodollar time deposits, domestic and Yankee certificates of deposit and bank obligations and bankers acceptances of any Lender or any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, a long-term unsecured debt rating of at least “A” or the equivalent thereof from S&P or Fitch or “A2” or the equivalent thereof from Moody’s with maturities of not more than two years from the date of acquisition by such Person, (d) repurchase obligations with a term of not more than one year and collateralized with U.S. Treasury, U.S. government agency or other permitted investments consistent with the Borrower’s corporate guidelines and which have a collateral margin of at least 102.0%, marked to market daily, (e) commercial paper, extendable commercial notes and master notes issued by any Person incorporated in the United States and euro-commercial paper of domestic and foreign companies rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody’s or at least F-1 by Fitch and in each case maturing not more than 397 days after the date of acquisition by such Person, (f) U.S. Dollar denominated commercial paper or Canadian dollar commercial paper of Canadian companies and government obligations of Canada whose commercial paper is rated R-1 by Dominion Bond Rating Service, (g) investments in 2a-7 money market funds, (h) corporate bonds and medium term notes rated at least “A” by S&P and/or Fitch and/or “A2” by Moody’s with maturities of not more than two years from the date of acquisition by such Person, (i) asset-backed securities and mortgage-backed securities rated “A” or better by any of S&P, Moody’s or Fitch with maturities or rate reset dates of not more than two years from the date of acquisition by such Person, (j) taxable money market preferred (including but not limited to taxable auction debt) instruments rated at least “A” by S&P and/or Moody’s and/or Fitch and redeemable at par with a rollover period no longer than six months, (k) tax exempt debt and par value preferred instruments rated at least “A” or the equivalent by S&P and/or Moody’s and/or Fitch and redeemable at par with a rollover period no longer than six months, (l) domestic and international equity and bond funds (including indexed funds) with a “market capitalization” or “assets under management” of not less than $500,000,000, (m) separate account portfolios managed by registered investment advisors with guidelines adhering substantially to the securities above (it being understood, however, that, for purposes of clause (h) above, a bond portfolio that holds corporate bonds and medium term notes rated at least “BBB” by S&P and/or Fitch and/or “Baa2” by Moody’s (and with maturities of not more than two years from the date of acquisition) shall be considered to adhere “substantially to the guidelines” in clause (m) above, so long as such bond portfolio holds securities that (on a blended basis) satisfy the rating requirements for securities of the type described in clause (h) above), and (n) separate account portfolios which (i) constitute “current assets” within the meaning of GAAP, (ii) are managed by a registered investment advisor and (iii) invest in securities of the type described in clauses (a) and (b) above, except that the underlying securities may have maturities in excess of two years, so long as the underlying securities held in such account portfolio have an average duration of not more than five years; provided that the fair market value of all funds of the type described in this clause (n) owned or held by the Borrower and its Subsidiaries shall not exceed $500,000,000.

“Master Settlement Agreement” means (a) that certain Master Settlement Agreement, entered into on November 23, 1998, by the major U.S. cigarette manufacturers, including R.J. Reynolds Tobacco Company and Brown & Williamson Holdings, Inc., with attorneys general representing the remaining 46 states, the District of Columbia, Puerto Rico, Guam, the Virgin Islands, American Samoa and the Northern Marianas, and (b) the prior settlement agreements by the major U.S. cigarette manufacturers, including R.J. Reynolds Tobacco Company and Brown & Williamson Holdings, Inc., with attorneys general representing Florida, Mississippi, Minnesota and Texas.

“Material Adverse Effect” means a material adverse effect on (a) the operations, business, property, assets or financial condition of the Borrower and its Subsidiaries taken as a whole and/or (b) the rights or remedies of the Administrative Agent and the Lenders or the ability of any Loan Party to perform its obligations to the Administrative Agent or the Lenders hereunder or under any other Loan Document to which it is party.

“Material Indebtedness” means Indebtedness (other than the Term Loans), or obligations in respect of one or more Swap Agreements, of any one or more of the Borrower and its Subsidiaries in an aggregate principal amount exceeding $200,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Borrower or any Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

“Material Subsidiary” means, as of any date of determination on and after the Effective Date, any Subsidiary that has (a) consolidated total revenues for the then most recent fiscal year for which financial statements have been (or are required to be) furnished pursuant to Section 5.01(a) (and, upon written notice by the Administrative Agent to the Borrower, for the period of four consecutive fiscal quarters ended prior to the date on which financial statements have been (or are required to be) furnished pursuant to Section 5.01(b) for the fiscal quarter ended June 30) which equal or exceed 10.0% of the consolidated total revenues of the Borrower and its Subsidiaries for such period or (b) consolidated total assets at the last day of the then most recent fiscal year for which financial statements have been (or are required to be) furnished pursuant to Section 5.01(a) (and, upon written notice by the Administrative Agent to the Borrower, at the last day of the period of four consecutive fiscal quarters ended prior to the date on which financial statements have been (or are required to be) furnished pursuant to Section 5.01(b) for the fiscal quarter ended June 30) which equal or exceed 10.0% of the consolidated total assets of the Borrower and its Subsidiaries at such date; provided, however, that if (i) consolidated total revenues of all Subsidiaries which are not Material Subsidiaries (as then determined in accordance with this definition) for the then most recent fiscal year for which financial statements have been (or are required to be) furnished pursuant to Section 5.01(a) (and, upon written notice by the Administrative Agent to the Borrower, for the period of four consecutive fiscal quarters ended prior to the date on which financial statements have been (or are required to be) furnished pursuant to Section 5.01(b) for the fiscal quarter ended June 30) equal or exceed 15.0% of the consolidated total revenues of the Borrower and its

Subsidiaries for such period or (ii) the consolidated total assets of all Subsidiaries which are not Material Subsidiaries (as then determined in accordance with this definition) at the last day of the then most recent fiscal year for which financial statements have been (or are required to be) furnished pursuant to Section 5.01(a) (and, upon written notice by the Administrative Agent to the Borrower, at the last day of the period of four consecutive fiscal quarters ended prior to the date on which financial statements have been (or are required to be) furnished pursuant to Section 5.01(b) for the fiscal quarter ended June 30) equal or exceed 15.0% of the consolidated total assets of the Borrower and its Subsidiaries at such date, then the Borrower shall promptly (and in any event within ten Business Days after the date such financial statements are so delivered or required to be so delivered) designate one or more additional Subsidiaries (the identity of such Subsidiaries to be determined by the Borrower in its discretion), in writing to the Administrative Agent as “Material Subsidiaries”, whereupon each such Subsidiary shall be a “Material Subsidiary” for all purposes of this Agreement until such Subsidiary is redesignated as an “Immaterial Subsidiary” as provided below; provided, further that, if no Default has occurred and is continuing, the Borrower may, at any time, by written notice to the Administrative Agent, redesignate any such Material Subsidiary so designated pursuant to the immediately preceding proviso as an “Immaterial Subsidiary” if (and only if) the consolidated total revenues and consolidated total assets of Subsidiaries that are not Material Subsidiaries at such time (determined after giving effect to such redesignation) would not exceed the limits set forth in clause (i) or (ii) above, whereupon such Subsidiary shall cease to be a “Material Subsidiary” for all purposes of this Agreement until such Subsidiary is required to be treated (or redesignated as) a “Material Subsidiary” pursuant to the foregoing requirements of this definition. Upon the acquisition of a new Subsidiary or the merger or consolidation of any Person with or into an existing Subsidiary (or the acquisition of other assets by an existing Subsidiary), the qualification of the affected Subsidiary as a “Material Subsidiary” pursuant to the foregoing requirements of this definition shall be determined on a pro forma basis as if such Subsidiary had been acquired or such merger, consolidation or other acquisition had occurred, as applicable, at the beginning of the relevant period of four consecutive fiscal quarters. In the event any Subsidiary becomes a Material Subsidiary after the Effective Date (including as a result of a designation pursuant to the second preceding sentence), the Borrower shall cause such Material Subsidiary to comply with Section 5.09, to the extent applicable. As of the Effective Date, the Subsidiaries identified on Schedule 3.12 as “Material Subsidiaries” are the Material Subsidiaries determined in accordance with the requirements of this definition as of such date.

“Maturity Date” means December 27, 2013.

“Maximum Rate” has the meaning assigned to such term in Section 9.13.

“Moody’s” means Moody’s Investors Service, Inc.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA, which is contributed to by (or to which there is or may be an obligation to contribute of) the Borrower or an ERISA Affiliate.

“Non-Declared Restricted Payment” means, as to any Person, (a) the redemption, retirement, purchase, or other acquisition, directly or indirectly, for a consideration, of any shares of any class of its capital stock or of any other Equity Interests of such Person outstanding on the Effective Date or thereafter (or any warrants for or options or stock or similar appreciation rights in respect of any such shares or Equity Interests but not including any convertible debt) or the setting aside of any funds for any of the foregoing purposes and (b) the making or payment of any other Restricted Payment on or after the Effective Date by such Person which, in the case of either clause (a) or (b), does not require or involve a declaration or authorization by such Person.

“Non-Guarantor Subsidiary” means, at any time, any Subsidiary of the Borrower that is not at such time a Subsidiary Guarantor. Schedule 3.12 sets forth the name of each Subsidiary that is a “Non-Guarantor Subsidiary” on the Effective Date.

“Non-U.S. Lender” means a Lender that is not a U.S. Person.

“Obligations” means all amounts, direct or indirect, contingent or absolute, of every type or description, and at any time existing, owing to any Lead Agent or any Lender pursuant to the terms of this Agreement or any other Loan Document (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding).

“Officers’ Certificate” means a certificate signed by any Financial Officer of the Borrower.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Taxes (other than a connection arising from such Recipient having executed, delivered, enforced, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, or engaged in any other transaction pursuant to, or enforced, any Loan Document, or sold or assigned an interest in any Loan Document).

“Other Taxes” means any present or future stamp, court, documentary, intangible, recording, filing or similar excise or property Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, or from the registration, receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment under Section 2.18(b)).

“Participant” has the meaning assigned to such term in Section 9.04.

“Patriot Act” has the meaning assigned to such term in Section 9.14.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Permitted Litigation Bonding” means the making of deposits with the proceeds of Term Loans for the purposes of bonding litigation judgments entered against any Loan Party on and after the Effective Date.

“Permitted Obligations” means (a) to pay taxes, (b) to pay import duties, to post customs bonds and otherwise make payments in connection with customs and trade laws, (c) to purchase equipment or fixtures and otherwise make capital expenditures, (d) to make payments in connection with the importation or purchase of tobacco or other products or goods for use in the day-to-day operations of the Borrower and any Subsidiary of the Borrower consistent with the practices of the Borrower and its Subsidiaries in effect prior to the Effective Date or with then current practices in the industry, (e) to make utility payments, (f) in connection with worker’s compensation obligations or other employee disability obligations, (g) to provide credit support for any of the foregoing, (h) in respect of employee loans made in connection with transfers and (i) to provide credit support for suppliers and distributors in the ordinary course of business.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by JPMCB as its prime rate in effect at its office located at 270 Park Avenue, New York, New York; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

“Principal Property” means land, land improvements, buildings and associated factory and laboratory equipment owned or leased pursuant to a capital lease and used by the Borrower or a Subsidiary primarily for processing, producing, packaging or storing its products, raw materials, inventories, or other materials and supplies and located within the United States of America and having an acquisition cost plus capitalized improvements in excess of 2% of Consolidated Net Worth, but not including any such property financed through the issuance of tax exempt governmental obligations, or any such property that has been determined by a resolution adopted by the Board of Directors not to be of material importance to the respective businesses conducted by the Borrower or such Subsidiary effective as of the date such resolution is adopted.

“Qualifying Settlement” means, at any time, any settlement of the payment terms of a judgment pursuant to a valid, binding and enforceable settlement agreement (a) which (i) has been approved by a court of competent jurisdiction in a final decision, which decision remains in full force and effect and has not then been appealed, (ii) approval thereof is not required to be obtained by a court of competent jurisdiction in order to be valid, binding and enforceable under applicable law or by the terms of such settlement agreement, or (iii) has been or will be submitted for approval by a court of competent jurisdiction within any time period prescribed by applicable law or such settlement agreement and the terms of such settlement otherwise remain subject to a valid, binding and enforceable settlement agreement pending such court approval (unless and until such court has decided not to approve such settlement agreement), and (b) under which the Borrower and its Subsidiaries, as applicable, have complied with all payment and other obligations.

“Recipient” means, as applicable, (a) the Administrative Agent and (b) any Lender.

“Reference Period” has the meaning assigned to such term in the definition of “Consolidated EBITDA”.

“Register” has the meaning assigned to such term in Section 9.04.

“Regulation U” means Regulation U of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Required Lenders” means, at any time, Lenders having Term Loan Commitments or outstanding Term Loans, as the case may be, representing more than 50.0% of the sum of the aggregate amount of Term Loan Commitments or aggregate outstanding principle amount of Term Loans, as the case may be, at such time.

“Requirement of Law” means, as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Responsible Officer” means the chief executive officer, president or any Financial Officer of the Borrower.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in the Borrower or any option, warrant or other right to acquire any such Equity Interests in the Borrower.

“RJRTH” means R.J. Reynolds Tobacco Holdings, Inc., a Delaware corporation and a wholly-owned Subsidiary of the Borrower.

“S&P” means Standard & Poor’s.

“SEC” means the Securities and Exchange Commission and any successor thereto.

“Stated Commitment Termination Date” means April 17, 2013.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentage (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentage shall include those imposed pursuant to such Regulation D. Eurodollar Term Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, (a) any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, and (b) any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50.0% of the equity or more than 50.0% of the ordinary voting power or, in the case of a partnership, more than 50.0% of the general partnership interests are, as of such date, owned, controlled or held. Unless otherwise expressly provided, all references herein to “Subsidiary” shall mean a Subsidiary of the Borrower.

“Subsidiary Guarantor” means (a) each Material Subsidiary of the Borrower as of the Effective Date and (b) each other Subsidiary of the Borrower which executes and delivers the Subsidiary Guarantee Agreement, in each case under the immediately preceding clauses (a) and (b), unless and until such time as the respective Subsidiary ceases to constitute a Subsidiary or is released from all of its obligations under the Subsidiary Guarantee Agreement in accordance with the terms and provisions hereof and thereof.

“Subsidiary Guarantee Agreement” means the Subsidiary Guarantee Agreement substantially in the form of Exhibit B entered into (or to be entered into) by one or more Subsidiaries.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Swap Agreement.

“Syndication Agent” means Citibank, in its capacity as syndication agent for the Facility.

“Taxes” means any present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, or other charges of a similar nature imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Loan” means a loan made to the Borrower pursuant to Section 2.01.

“Term Loan Availability Period” means the period from and including the Effective Date to and including the Term Loan Commitment Termination Date.

“Term Loan Commitment” means, with respect to each Lender, the commitment of such Lender to make Term Loans hereunder, as such commitment may be increased or reduced from time to time pursuant to Section 2.08, 9.04 or Article VII. The initial amount of each Lender’s Term Loan Commitment is set forth on Schedule 2.01, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Term Loan Commitment, as applicable. The initial aggregate amount of the Lenders’ Term Loan Commitments is $500,000,000.

“Term Loan Commitment Termination Date” means the earliest of (a) the Stated Commitment Termination Date, (b) the Borrowing Date and (c) the date of the termination of all Term Loan Commitments under the Facility pursuant to Section 2.08(a) or Article VII.

“Transactions” means the execution, delivery and performance by each Loan Party of the applicable Loan Documents, the borrowing of Term Loans and the use of the proceeds thereof.

“Type”, when used in reference to any Term Loan or Borrowing, refers to whether the rate of interest on such Term Loan, or on the Term Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

“Upfront Fee” has the meaning assigned to such term in Section 2.11(a).

“Unrestricted” means, when referring to cash or Marketable Investments of the Borrower or any Subsidiary, that such cash or Marketable Investments (a) do not appear (and are not required to appear) as “restricted” on a consolidated balance sheet of the Borrower, (b) are not subject to any Lien in favor of any Person (other than Liens constituting customary set-off rights in favor of banks, custodians and other financial institutions on cash management and operating accounts maintained by the Borrower and its Subsidiaries in the ordinary course of business) and (c) are otherwise generally available for use by the Borrower or such Subsidiary.

“Unsettled” means, with respect to any judgment, that such judgment is not subject to a Qualifying Settlement.

“U.S. Dollars” and the sign “$” each mean the freely transferrable lawful money of the United States of America.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Tax Certificate” has the meaning assigned to such term in Section 2.16(f)(ii)(D)(2).

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” means any Loan Party and the Administrative Agent.

SECTION 1.02. Classification of Term Loans and Borrowings. For purposes of this Agreement, Term Loans may be referred to by Type (e.g., a “Eurodollar Term Loan”). Borrowings also may be referred to by Type (e.g., a “Eurodollar Borrowing”).

SECTION 1.03. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.04. Accounting Terms; GAAP. (a) The financial statements to be furnished to the Administrative Agent (for the benefit of the Lenders) pursuant hereto shall be made and prepared in accordance with GAAP consistently applied throughout the periods involved (except as set forth in the notes thereto or as otherwise disclosed in writing by the Borrower to the Administrative Agent). Except as otherwise expressly provided herein, all terms of an accounting or financial nature (including all computations determining compliance with Section 6 (and the definitions used therein) shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

(b) Notwithstanding any other provision contained herein, (i) all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any of its Subsidiaries at “fair value”, as defined therein and (ii) for purposes of the computations determining compliance with Section 6, all expenses and other charges arising from any settlement of liability with respect to tobacco litigation which are required by GAAP to be retroactively applied to a previous fiscal quarter of the Borrower shall instead be accrued in the fiscal quarter in which such expenses and charges occur.

ARTICLE II

The Credits

SECTION 2.01. Commitments. Subject to the terms and conditions set forth herein, each Lender severally agrees to make a term loan or term loans (each, a “Term Loan”) in U.S. Dollars to the Borrower, which Term Loans shall be incurred pursuant to a single Borrowing during the Term Loan Availability Period in an aggregate principal amount that will not result in (a) the aggregate principal amount of the Term Loan made by such Lender exceeding such Lender’s Term Loan Commitment on the Borrowing Date (immediately prior to the termination thereof pursuant to Section 2.08(b)), or (b) the aggregate principal amount of all Term Loans exceeding the sum of the Term Loan Commitments of all Lenders on the Borrowing Date (immediately prior to the termination thereof pursuant to Section 2.08(b)). Once repaid, Term Loans incurred hereunder may not be reborrowed.

SECTION 2.02. Term Loans and Borrowings. (a) Each Term Loan shall be made as part of a Borrowing consisting of Term Loans made by the Lenders ratably in accordance with their respective Term Loan Commitments. The failure of any Lender to make any Term Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Term Loan Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Term Loans as required.

(b) Subject to Section 2.13, each Borrowing shall be comprised entirely of ABR Term Loans or Eurodollar Term Loans as the Borrower may request in accordance herewith. Each Lender at its option may make any Eurodollar Term Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Term Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Term Loan in accordance with the terms of this Agreement.

(c) At the commencement of each Interest Period for any Eurodollar Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. At the time that each ABR Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of ten (10) Eurodollar Borrowings outstanding.

(d) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

SECTION 2.03. Requests for Borrowings. To request a Borrowing, the Borrower shall notify the Administrative Agent of such request by telephone (a) in the case of a Eurodollar Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of the proposed Borrowing or (b) in the case of an ABR Borrowing, not later than 11:00 a.m., New York City time, one Business Day before the date of the proposed Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request in a form approved by the Administrative Agent and signed by the Borrower. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i) the aggregate amount of the requested Borrowing;

(ii) the date of such Borrowing, which shall be a Business Day;

(iii) whether such Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing;

(iv) in the case of a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(v) the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.06.

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Term Loan to be made as part of the requested Borrowing.

SECTION 2.04. Reserved.

SECTION 2.05. Reserved.

SECTION 2.06. Funding of Borrowings. (a) Each Lender shall make each Term Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will make such Term Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower maintained with the Administrative Agent in New York City and designated by the Borrower in the applicable Borrowing Request.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.06(a) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrower, the interest rate applicable to ABR Term Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Term Loan included in such Borrowing.

SECTION 2.07. Interest Elections. (a) Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurodollar Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Term Loans comprising such Borrowing, and the Term Loans comprising each such portion shall be considered a separate Borrowing.

(b) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would otherwise be required under Section 2.03 if the Borrower were requesting a new Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the Borrower.

(c) Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

(iv) if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the Borrower fails to deliver a timely Interest Election Request with respect to a Eurodollar Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

SECTION 2.08. Termination and Reduction of Term Loan Commitments. (a) Optional. The Borrower may at any time prior to the Term Loan Commitment Termination Date terminate, or from time to time reduce, the Term Loan Commitments; provided that each reduction of the Term Loan Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000.

(b) Mandatory. The Term Loan Commitments under the Facility (i) shall be permanently reduced to zero and terminate on the Borrowing Date (after giving effect to the incurrence of Term Loans on such date) and (ii) terminate in their entirety on the Stated Commitment Termination Date (after giving effect to any incurrence of Term Loans on such date).

(c) Notice and Procedure. The Borrower shall notify the Administrative Agent of any election to terminate or reduce the Term Loan Commitments under Section 2.08(a) at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination of the Term Loan Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Term Loan Commitments shall be permanent. Each reduction of the Term Loan Commitments shall be made ratably among the Lenders in accordance with their respective Term Loan Commitments.

SECTION 2.09. Repayment of Term Loans; Evidence of Debt. (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Term Loan made by such Lender on the Maturity Date.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Term Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Term Loan made hereunder, the Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to Section 2.09(b) or (c) shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Term Loans in accordance with the terms of this Agreement.

(e) Any Lender may request that Term Loans made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent. Thereafter, the Term Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the payee named therein (or to such payee and its registered assigns).

SECTION 2.10. Prepayment of Term Loans. (a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part and without penalty or premium, subject to prior notice in accordance with Section 2.10(b) and, in the case of a Eurodollar Borrowing, payment in full of any applicable breakage costs pursuant to Section 2.15.

(b) The Borrower shall notify the Administrative Agent by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of prepayment or (ii) in the case of prepayment of an ABR Borrowing, not later than 11:00 a.m., New York City time, one Business Day before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that a notice of prepayment delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02. Each prepayment of a Borrowing shall be applied ratably to the Term Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.12.

SECTION 2.11. Fees. (a) The Borrower agrees to pay to the Administrative Agent for the account of each Lender an upfront fee (each, an “Upfront Fee”), equal to 0.08% of the amount of such Lender’s Term Loan Commitment as set forth on Schedule 2.01 on the Effective Date. Upfront Fees shall be payable in U.S. Dollars on the Effective Date.

(b) The Borrower agrees to pay to the Administrative Agent for the account of each Lender a commitment fee (a “Commitment Fee”), which shall accrue at the Applicable Rate on the daily undrawn portion of the Term Loan Commitment of such Lender (as such Term Loan Commitment may be reduced by the Borrower at any time prior to the Term Loan Commitment Termination Date pursuant to Section 2.08(a)) during the period from and including the Effective Date to but excluding the Term Loan Commitment Termination Date. Accrued Commitment Fees shall be payable in U.S. Dollars in arrears on the Term Loan Commitment Termination Date. All Commitment Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c) The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon in writing between the Borrower and the Administrative Agent.

(d) All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution, in the case of Upfront Fees and Commitment Fees, to the Lenders. Fees paid shall not be refundable under any circumstances.

SECTION 2.12. Interest. (a) The Term Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b) The Term Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c) Notwithstanding the foregoing, if any principal of or interest on any Term Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Term Loan, 2% plus the rate otherwise applicable to such Term Loan as provided in the preceding clauses of this Section or (ii) in the case of any other amount, 2% plus the rate applicable to ABR Term Loans as provided in Section 2.12(a).

(d) Accrued interest on each Term Loan shall be payable in arrears on each Interest Payment Date for such Term Loan; provided that (i) interest accrued pursuant to Section 2.12(c) shall be payable on demand, (ii) in the event of any repayment or prepayment of any Term Loan (other than a prepayment of an ABR Term Loan prior to the Maturity Date) , accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Term Loan prior to the end of the current Interest Period therefor, accrued interest on such Term Loan shall be payable on the effective date of such conversion.

(e) All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate, Adjusted LIBO Rate or LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

SECTION 2.13. Alternate Rate of Interest. If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period; or

(b) the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Term Loans (or its Term Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective and (ii) if any Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made as an ABR Borrowing; provided that if the circumstances giving rise to such notice affect only one Type of Borrowings, then the other Type of Borrowings shall be permitted.

SECTION 2.14. Increased Costs. (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate); or

(ii) impose on any Lender or the London interbank market any other condition affecting this Agreement or Eurodollar Term Loans made by such Lender; or

(iii) subject any Recipient to any Taxes on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto (other than (A) Indemnified Taxes and (B) Other Connection Taxes on gross or net income, profits or revenue (including value-added or similar Taxes));

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making or maintaining any Eurodollar Term Loan (or of maintaining its obligation to make any such Term Loan) or to reduce the amount of any sum received or receivable by such Lender or such other Recipient hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender or such other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, or the Term Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in Section 2.14(a) or (b) shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 270 days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 270-day period referred to above shall be extended to include the period of retroactive effect thereof.

SECTION 2.15. Break Funding Payments. In the event of (a) the payment of any principal of any Eurodollar Term Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Term Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurodollar Term Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.10(b) and is revoked in accordance therewith) or (d) the assignment of any Eurodollar Term Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.18, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a Eurodollar Term Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Term Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Term Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Term Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

SECTION 2.16. Withholding of Taxes; Gross-Up. (a) Each payment by any Loan Party under any Loan Document shall be made without withholding for any Taxes, unless such withholding is required by any law. If any Withholding Agent determines, in its sole discretion exercised in good faith, that it is so required to withhold Taxes, then such Withholding Agent may so withhold and shall timely pay the full amount of withheld Taxes to the relevant Governmental Authority in accordance with applicable law. If such Taxes are Indemnified Taxes, then the amount payable by such Loan Party shall be increased as necessary so that, net of such withholding (including such withholding applicable to additional amounts payable under this Section), the applicable Recipient receives the amount it would have received had no such withholding been made.

(b) Payment of Other Taxes by the Borrower. The Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes by any Loan Party to a Governmental Authority, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) Indemnification by the Borrower. The Loan Parties shall jointly and severally indemnify each Recipient for any Indemnified Taxes that are paid or payable by such Recipient in connection with any Loan Document (including amounts paid or payable under this Section 2.16(d)) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. The indemnity under this Section 2.16(d) shall be paid within 10 days after the Recipient delivers to any Loan Party a certificate stating the amount of any Indemnified Taxes so paid or payable by such Recipient and describing in reasonable detail the basis for the indemnification claim. Such certificate shall be conclusive of the amount so paid or payable absent manifest error. Such Recipient shall deliver a copy of such certificate to the Administrative Agent.

(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent for any Taxes (but, in the case of any Indemnified Taxes, only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so) attributable to such Lender that are paid or payable by the Administrative Agent in connection with any Loan Document and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. The indemnity under this Section 2.16(e) shall be paid within 10 days after the Administrative Agent delivers to the applicable Lender a certificate stating the amount of Taxes so paid or payable by the Administrative Agent. Such certificate shall be conclusive of the amount so paid or payable absent manifest error.

(f) Status of Lenders. (i) Any Lender that is entitled to an exemption from, or reduction of, any applicable withholding Tax with respect to any payments under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation required by law as will permit such payments to be made without, or at a reduced rate of, withholding. In addition, any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to any withholding (including backup withholding) or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of any documentation described in Section 2.16(f)(iii) shall not be required if in the Lender’s judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Upon the reasonable request of the Borrower or the Administrative Agent, any Lender shall update any form or certification previously delivered pursuant to this Section 2.16(f). If any form or certification previously delivered pursuant to this Section 2.16 expires or becomes obsolete or inaccurate in any respect with respect to a Lender, such Lender shall promptly (and in any event within 10 days after such expiration, obsolescence or inaccuracy) notify the Borrower and the Administrative Agent in writing of such expiration, obsolescence or inaccuracy and update the form or certification if it is legally eligible to do so.

(ii) Without limiting the generality of the foregoing, any Lender with respect to the Borrower shall, if it is legally eligible to do so, deliver to the Borrower and the Administrative Agent except, in the case of Section 2.16(f)(ii)(E) below with respect to a participating Lender, only to the relevant Lender (in such number of copies reasonably requested by the Borrower and the Administrative Agent) on or prior to the date on which such Lender becomes a party hereto, duly completed and executed copies of whichever of the following is applicable:

(A) in the case of a Lender that is a U.S. Person, IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B) in the case of a Non-U.S. Lender claiming the benefits of an income tax treaty to which the United States is a party (1) with respect to payments of interest under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “interest” article of such tax treaty and (2) with respect to any other applicable payments under this Agreement, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(C) in the case of a Non-U.S. Lender for whom payments under this Agreement constitute income that is effectively connected with such Lender’s conduct of a trade or business in the United States, IRS Form W-8ECI;

(D) in the case of a Non-U.S. Lender claiming the benefits of the exemption for “portfolio interest” under Section 881(c) of the Code both (1) IRS Form W-8BEN and (2) a certificate substantially in the form of Exhibit C (a “U.S. Tax Certificate”) certifying that such Lender is not (a) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (b) a “10-percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code and (c) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code; or

(E) in the case of a Non-U.S. Lender that is not the beneficial owner of payments made under this Agreement (including a partnership or a participating Lender) (1) an IRS Form W-8IMY on behalf of itself and (2) the relevant forms prescribed in clauses (A), (B), (C), (D) and (F) of this Section 2.16(f)(ii) that would be required of each such beneficial owner or partner of such partnership if such beneficial owner or partner were a Lender; provided, however, that if the Lender is a partnership and one or more of its partners are claiming the exemption for portfolio interest under Section 881(c) of the Code, such Lender may provide a U.S. Tax Certificate on behalf of such partners.

(iii) If a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA, such Lender shall deliver to the Withholding Agent, at the time or times prescribed by law such documentation prescribed by applicable law. Solely for purposes of this Section 2.16(f)(iii), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(g) Treatment of Certain Refunds. If any Recipient determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.16 (including additional amounts paid pursuant to this Section 2.16), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including any Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid to such indemnified party pursuant to the previous sentence (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.16(g), in no event will any indemnified party be required to pay any amount to any indemnifying party pursuant to this Section 2.16(g) if such payment would place such indemnified party in a less favorable position

(on a net after-Tax basis) than such indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid and no indemnified party shall be required to pay any amounts pursuant to this Section 2.16(g) at any time when a Default exists. This Section 2.16(g) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes which it deems confidential) to the indemnifying party or any other Person.

(h) Survival. Each party’s obligations under this Section 2.16 shall survive any assignment of rights by, or the replacement of, a Lender, the termination of the Term Loan Commitments and the repayment, satisfaction or discharge of all other obligations under any Loan Document.

SECTION 2.17. Payments Generally; Pro Rata Treatment; Sharing of Set-offs. (a) The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest or fees or of amounts payable under Section 2.14, 2.15 or 2.16, or otherwise) prior to 12:00 noon, New York City time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices at 270 Park Avenue, New York, New York, except that payments pursuant to Sections 2.14, 2.15, 2.16 and 9.03 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in U.S. Dollars.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(c) If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Term Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Term Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (in U.S. Dollars) (for cash at face value) participations in the Term Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Term Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this Section 2.17(c) shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Term Loans to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this Section 2.17(c) shall apply)). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.06(b), 2.17(d) or 9.03(d), then the Administrative Agent may, in its discretion and notwithstanding any contrary provision hereof, (i) apply any amounts thereafter received by the Administrative Agent for the account of such Lender and for the benefit of the Administrative Agent, to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid, and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under such Sections. In the case of each of (i) and (ii) above, in any order as determined by the Administrative Agent in its discretion.

SECTION 2.18. Mitigation Obligations; Replacement of Lenders. (a) If any Lender requests compensation under Section 2.14, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.16, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Term Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.14 or 2.16, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If (x) any Lender requests compensation under Section 2.14, (y) the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.16, or (z) any Lender becomes a Defaulting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld or delayed, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Term Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.14 or payments required to be made pursuant to Section 2.16, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

SECTION 2.19. Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) Commitment Fees shall cease to accrue on the unfunded portion of the Term Loan Commitment of such Defaulting Lender pursuant to Section 2.11(b); and

(b) the Term Loan Commitment and Term Loans of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 9.02), provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender shall require the consent of such Defaulting Lender.

ARTICLE III

Representations and Warranties

The Borrower represents and warrants to the Lenders that:

SECTION 3.01. Organization; Powers. Each Loan Party and its Material Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

SECTION 3.02. Authorization; Enforceability. The Transactions are within each Loan Party’s corporate powers and have been duly authorized by all necessary corporate and, if required, shareholder action. Each Loan Document has been duly executed and delivered by each Loan Party party thereto, and constitutes a legal, valid and binding obligation of each Loan Party, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.03. Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect, (b) will not violate any material applicable law or regulation or the charter, by-laws or other organizational documents of any Loan Party or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture or other material agreement or instrument binding upon the Borrower or any of its Subsidiaries or its assets, or give rise to a right thereunder to require any payment to be made by the Borrower or any of its Subsidiaries, and (d) will not result in the creation or imposition of any Lien on any asset of the Borrower or any of its Subsidiaries.

SECTION 3.04. Financial Condition; No Material Adverse Effect. (a) The Borrower has heretofore furnished to the Lenders its consolidated balance sheet and statements of income, shareholders’ equity and cash flows as of and for the fiscal year ended December 31, 2012, reported on by KPMG LLC, independent public accountants. Such financial statements present fairly, in all material respects, the financial condition and results of operations and cash flows of the Borrower and its consolidated Subsidiaries as of such date and for such period in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b) Since December 31, 2012, there has been no event, occurrence or development that, individually or in the aggregate, has had a Material Adverse Effect.

SECTION 3.05. Properties. (a) Each Loan Party and its Material Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business, except for minor defects in title that do not interfere in any material respect with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.

(b) Each of the Borrower and its Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by the Borrower and its Subsidiaries does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.06. Litigation and Environmental Matters. (a) There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries (i) that could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters) or (ii) that involve this Agreement, the other Loan Documents or the Transactions.

(b) Except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

(c) Since the Effective Date, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has had a Material Adverse Effect.

SECTION 3.07. Compliance with Laws and Contractual Obligations. Each of the Borrower and its Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all Contractual Obligations binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

SECTION 3.08. Use of Proceeds; Margin Regulations; Investment Company Status. (a) All proceeds of the Term Loans shall be utilized for the general corporate and working capital purposes of the Borrower and its Subsidiaries (including, without limitation, (i) to support Permitted Obligations, (ii) to pay dividends on and to repurchase common stock of the Borrower, to the extent permitted by Section 6.05; provided that, in the case of any repurchase by the Borrower or any of its Subsidiaries of Equity Interests of the Borrower made with all or any portion of the proceeds of Term Loans, all of such Equity Interests so repurchased are immediately cancelled, (iii) to effect Permitted Litigation Bonding, (iv) to pay, satisfy and/or otherwise discharge judgments rendered against the Borrower or any other Subsidiary from time to time, (v) to repay or refinance Indebtedness of the Borrower or its Subsidiaries, (vi) to make payments under the Master Settlement Agreement and under any other settlement agreement in respect of tobacco litigation that the Borrower and/or any of its Subsidiaries is now or hereafter party to or bound by and (vii) to pay fees and expenses incurred in connection with the Transactions).

(b) Neither the making of any Term Loan hereunder, nor the use of the proceeds thereof, will violate or be inconsistent with the provisions of Regulations of the Board, including Regulations T, U and X, and no part of the proceeds of any Term Loan will be used to purchase or carry any Margin Stock or to extend credit for the purpose of purchasing or carrying any Margin Stock in violation of Regulations T, U or X. Not more than 25.0% of the value of the assets of the Borrower and their respective Subsidiaries is represented by Margin Stock.

(c) Neither of the Borrower nor any of its Subsidiaries is an “investment company”, or a company “controlled” by an “investment company”, within the meaning of the Investment Company Act of 1940, as amended. Neither the Borrower nor any of its Subsidiaries is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Indebtedness.

SECTION 3.09. Taxes. Each of the Borrower and its Material Subsidiaries has timely filed or caused to be filed all material Tax returns and reports required to have been filed (after giving effect to all valid filing extensions) and has paid or caused to be paid all material Taxes required to have been paid by it, except Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves.

SECTION 3.10. ERISA. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.

SECTION 3.11. Disclosure. As of each of the Effective Date and the Borrowing Date, the Borrower has disclosed to the Lenders all material agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject. Neither the Information Memorandum nor any of the other reports, financial statements, certificates or other information furnished by or on behalf of the Borrower in writing to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or delivered hereunder (as modified or supplemented by other information so furnished) (in each case, taken as a whole) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time, it being recognized by the Administrative Agent and the Lenders that such projected financial information should not be viewed as facts, and that actual results will differ from such projected financial information and such differences may be material.

SECTION 3.12. Subsidiaries. On and as of the Effective Date, the Borrower has no Subsidiaries other than those Subsidiaries listed on Schedule 3.12. Schedule 3.12 correctly sets forth, as of the Effective Date, (x) the percentage ownership (direct and indirect) of the Borrower in each class of capital stock or other Equity Interests of each of its Subsidiaries and also identified the direct owner thereof and (y) the name of each Material Subsidiary, each Subsidiary which is not a Material Subsidiary and each Non-Guarantor Subsidiary. All outstanding shares of Equity Interests of each Subsidiary of the Borrower have been duly and validly issued, are fully paid and non-assessable and have been issued free of preemptive rights.

ARTICLE IV

Conditions

SECTION 4.01. Effective Date. The obligations of the Lenders to make Term Loans hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.02):

(a) The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission or electronic transmission in .pdf format of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(b) The Administrative Agent shall have received written opinions (each addressed to the Administrative Agent and the Lenders and dated the Effective Date) of (i) Kilpatrick Townsend & Stockton LLP, counsel for the Borrower, (ii) Betzer, Roybal & Eisenberg P.C., New Mexico counsel for the Borrower and (iii) the Deputy General Counsel of the Borrower, each in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(c) The Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of each Loan Party, the authorization of the Transactions and any other legal matters relating to each Loan Party, this Agreement or the Transactions, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(d) The Administrative Agent shall have received a certificate, dated the Effective Date and signed by the President, a Vice President or a Financial Officer of the Borrower, confirming compliance with the conditions set forth in Sections 4.02(a) and (b).

(e) The Administrative Agent and each Lender shall have received all fees and other amounts due and payable to the Administrative Agent and such Lender, respectively, on or prior to the Effective Date, including (i) all Upfront Fees required to be paid pursuant to Section 2.11(a) and (ii) to the extent invoiced a reasonable time prior to the Effective Date, reimbursement or payment of all out-of-pocket expenses of the Administrative Agent required to be reimbursed or paid by the Borrower hereunder.

(f) On or prior to the Effective Date, all material governmental, regulatory and third party approvals necessary to consummate the financing transactions contemplated by this Agreement and the other Loan Documents and for the continuing operations of the Borrower and its Subsidiaries taken as a whole, shall have been obtained and remain in full force and effect.

(g) Each Material Subsidiary of the Borrower and each other Subsidiary of the Borrower (other than a Subsidiary identified as a Non-Guarantor Subsidiary on Schedule 3.12) shall have duly authorized, executed and delivered a Subsidiary Guarantee Agreement substantially in the form of Exhibit B hereto, and the Subsidiary Guarantee Agreement shall be in full force and effect.

(h) On the Effective Date (immediately prior to giving effect thereto), no Default or Event of Default under, and as defined in, the Existing Credit Agreement shall have occurred and be continuing.

(i) Each Lender shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Patriot Act.

The Administrative Agent shall notify the Borrower and the Lenders of the Effective Date, and such notice shall be conclusive and binding. Notwithstanding the foregoing, the obligations of the Lenders to make Term Loans hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 9.02) at or prior to 3:00 p.m., New York City time, on April 17, 2013 (and, in the event such conditions are not so satisfied or waived, the Term Loan Commitments shall terminate at such time).

SECTION 4.02. Each Credit Event. The obligation of each Lender to make Term Loans on the Borrowing Date, is subject to the satisfaction of the following conditions:

(a) The representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct in all material respects on and as of the Borrowing Date (except to the extent any such representation or warranty speaks only as of a previous date, in which case it was true and correct in all material respects on and as of such date); provided, that, any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all respects on such respective dates.

(b) At the time of and immediately after giving effect to the incurrence of the Term Loans, no Default shall have occurred and be continuing.

(c) The Administrative Agent and each Lender shall have received all fees and other amounts due and payable to the Administrative Agent and such Lender, respectively, on or prior to the Borrowing Date, including, (i) all Commitment Fees required to be paid pursuant to Section 2.11(b) and (ii) to the extent invoiced a reasonable time prior to the Borrowing Date, reimbursement or payment of all out-of-pocket expenses of the Administrative Agent required to be reimbursed or paid by the Borrower hereunder.

(d) On the Borrowing Date, (i) no litigation shall be pending or threatened in writing with respect to this Agreement, any other Loan Document or the Transactions and (ii) except for the Disclosed Matters, since December 31, 2012, no litigation shall be pending or threatened in writing which has had, or could reasonably be expected to result in, a Material Adverse Effect.

(e) No event, development or circumstance shall have occurred since December 31, 2012 that has had, or could reasonably be expected to result in, a Material Adverse Effect.

The incurrence of Term Loans and the occurrence of the Borrowing Date shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in Sections 4.02(a), (b) and (c).

ARTICLE V

Affirmative Covenants

Until the Term Loan Commitments have expired or been terminated and the principal of and interest on each Term Loan and all fees payable hereunder shall have been paid in full, the Borrower covenants and agrees with the Lenders that:

SECTION 5.01. Financial Statements; Ratings Change and Other Information. The Borrower will furnish to the Administrative Agent and each Lender:

(a) within 100 days after the end of each fiscal year of the Borrower, its audited consolidated balance sheet and related statements of income, shareholders’ equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by KPMG LLC or other independent public accountants of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b) within 55 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, its consolidated balance sheet and related statements of income, shareholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c) concurrently with any delivery of financial statements under clause (a) or (b) above, a compliance certificate of a Financial Officer of the Borrower in the form of Exhibit D (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) certifying compliance with Section 6.04 for the applicable period and setting forth reasonably detailed calculations demonstrating such compliance, (iii) stating whether any material change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.04 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate and attaching appropriate reconciliation work-sheets, and (iv) in the case of the delivery of financial statements under clause (a) above (and, if requested by the Administrative Agent, under clause (b) above for any fiscal quarter ended on June 30 of any fiscal year), identifying the legal names of all Material Subsidiaries;

(d) concurrently with any delivery of financial statements under clause (a) above, a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default (which certificate may be limited to the extent required by accounting rules or guidelines);

(e) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Borrower or any Subsidiary with the SEC, or any Governmental Authority succeeding to any or all of the functions of the SEC, or distributed by the Borrower or any Subsidiary to its shareholders generally, as the case may be;

(f) promptly after Moody’s or S&P shall have announced a change in the rating established or deemed to have been established for the Index Debt, written notice of such rating change;

(g) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, or compliance with the terms of this Agreement, as the Administrative Agent or any Lender (through the Administrative Agent) may reasonably request; and

(h) copies of all proposed or final amendments, consents, or waivers to the Existing Credit Agreement and, if the Administrative Agent so requests, identical copies of such other information, reports, and notices delivered to the administrative agent and/or the lenders under the Existing Credit Agreement.

Notwithstanding the foregoing, to the extent the Borrower files the information and reports referred to in clause (e) above with the SEC and such information is publicly available on the Internet, the Borrower shall be deemed to be in compliance with its obligations to furnish such information and reports to the Administrative Agent pursuant to clause (e).

SECTION 5.02. Notices of Material Events. The Borrower will furnish to the Administrative Agent and each Lender prompt written notice of the following (promptly upon a Responsible Officer obtaining knowledge thereof):

(a) the occurrence of any Default;

(b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Borrower or any Affiliate thereof that could reasonably be expected to result in a Material Adverse Effect;

(c) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect; and

(d) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section 5.02 shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03. Existence; Conduct of Business. The Borrower will, and will cause each of its Material Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03.

SECTION 5.04. Payment of Obligations. The Borrower will, and will cause each of its Subsidiaries to, pay its material obligations, including material Tax liabilities, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.05. Maintenance of Properties; Insurance. The Borrower will, and will cause each of its Material Subsidiaries to, (a) keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and subject to the occurrence of casualty events, and (b) maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

SECTION 5.06. Books and Records; Inspection Rights. The Borrower will, and will cause each of its Material Subsidiaries to, keep proper books of record and account in which entries that are full, true and correct in all material respects are made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

SECTION 5.07. Compliance with Laws and Contractual Obligations. The Borrower will, and will cause each of its Subsidiaries to, comply with all laws (including Environmental Laws and the applicable provisions of ERISA), rules, regulations and orders of any Governmental Authority applicable to it or its property and all Contractual Obligations binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.08. Use of Proceeds. The proceeds of the Term Loans will be used only for general corporate and working capital purposes of the Borrower and its Subsidiaries (including, without limitation, (i) to support Permitted Obligations, (ii) to pay dividends on and to repurchase common stock of the Borrower, to the extent permitted by Section 6.05; provided that, in the case of any repurchase by the Borrower or any of its Subsidiaries of Equity Interests of the Borrower made with all or any portion of the proceeds of Term Loans, all of such Equity Interests so repurchased are immediately cancelled, (iii) to effect Permitted Litigation Bonding, (iv) to pay, satisfy and/or otherwise discharge judgments rendered against the Borrower or any other Subsidiary from time to time, (v) to repay or refinance Indebtedness of the Borrower or its Subsidiaries, (vi) to make payments under the Master Settlement Agreement and under any other settlement agreement in respect of tobacco litigation that the Borrower and/or any of its Subsidiaries is now or hereafter party to or bound by and (vii) to pay fees and expenses incurred in connection with the Transactions). No part of the proceeds of any Term Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations T, U and X, including to purchase or carry any Margin Stock or to extend credit for the purpose of purchasing or carrying any Margin Stock, in each case, in violation of Regulations T, U or X. Not more than 25.0% of the value of the assets of the Borrower and its Subsidiaries will be represented by Margin Stock.

SECTION 5.09. Subsidiary Guarantee Agreement; Further Assurances. (a) The Borrower agrees to (i) cause each Material Subsidiary of the Borrower established, created or acquired after the Effective Date to execute and deliver a counterpart to the Subsidiary Guarantee Agreement (and/or an assumption agreement in form and substance reasonably satisfactory to the Administrative Agent pursuant to which such Subsidiary shall become a party to the Subsidiary Guarantee Agreement) and thereby guaranty all Obligations and (ii) cause to be delivered to the Administrative Agent opinions of counsel and such certificates, resolutions and other documents as may be reasonably requested by the Administrative Agent in connection with the execution and delivery of the documentation described in preceding clause (i). The actions required above by this Section 5.09(a) shall be completed not later than 30 days after the establishment, creation or acquisition of the applicable Material Subsidiary (or such later date as agreed by the Administrative Agent in its sole discretion).

(b) In the event that (i) any Subsidiary that is not then a Subsidiary Guarantor constitutes a “Material Subsidiary” in accordance with the definition thereof on the last day of the then most recent fiscal year for which financial statements have been (or are required to be) furnished pursuant to Section 5.01(a) (and, upon written notice by the Administrative Agent to the Borrower, at the last day of the period of four consecutive fiscal quarters ended prior to the date on which financial statements have been (or are required to be) furnished pursuant to Section 5.01(b) for the fiscal quarter ended June 30) or (ii) the Borrower is obligated to designate one or more additional Subsidiaries as “Material Subsidiaries” as a result of the operation of the first proviso in the first sentence of the definition of “Material Subsidiary”, then the Borrower shall promptly (and in any event within ten Business Days after the date such financial statements are so delivered or required to be so delivered) cause such Subsidiary to take the actions described in Section 5.09(a) as if such Subsidiary had been newly created by the Borrower at such time.

(c) Notwithstanding anything to the contrary contained in Section 5.09(a) or (b), in no event shall any Foreign Subsidiary which becomes a Material Subsidiary after the Effective Date be required to comply with the requirements of Section 5.09(a) or (b), unless either (i) such Foreign Subsidiary would constitute a “Material Subsidiary” pursuant to clause (a) or (b) of the first sentence of the definition thereof (but, for this purpose only, assuming each percentage set forth therein was 15.0% instead of 10.0%) or (ii) such Foreign Subsidiary would otherwise be required to be designated by the Borrower as a “Material Subsidiary” pursuant to the first proviso appearing in the first sentence of the definition thereof (but, for this purpose only, (x) assuming that each percentage set forth in such proviso was 20.0% instead of 15.0% and (y) after giving effect to any prior or concurrent designation by the Borrower of any Domestic Subsidiary as a “Material Subsidiary”).

ARTICLE VI

Negative Covenants

Until the Term Loan Commitments have expired or terminated and the principal of and interest on each Term Loan and all fees payable hereunder have been paid in full, the Borrower covenants and agrees with the Lenders that:

SECTION 6.01. Liens. (a) The Borrower will not, and will not permit any of its Subsidiaries to:

(i) mortgage or pledge as security for any Indebtedness any Principal Property of the Borrower or any of its Subsidiaries, whether such Principal Property is owned on the Effective Date or hereafter acquired, unless the Borrower secures or causes such Subsidiary to secure the Obligations equally and ratably with all Indebtedness secured by such mortgage or pledge, so long as such Indebtedness shall be so secured; and

(ii) mortgage or pledge as security for any Indebtedness any shares of stock, Indebtedness or other obligations of a Subsidiary of the Borrower held by or owed to any of the Borrower or such Subsidiary, whether such shares of stock, Indebtedness or other obligations are owned on the Effective Date or hereafter acquired, unless the Borrower secures or causes such Subsidiary to secure the Obligations equally and ratably with all such Indebtedness secured by such mortgage or pledge, so long as such Indebtedness shall be so secured; provided, however, that this covenant shall not apply in the case of:

(A) the creation of any mortgage, pledge or other Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property hereafter acquired (including acquisitions by way of merger or consolidation) by the Borrower or a Subsidiary contemporaneously with such acquisition, or within 120 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any mortgage, pledge or other Lien upon any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property acquired hereafter existing at the time of such acquisition, or the acquisition of any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property subject to any mortgage, pledge or other Lien without the assumption thereof, provided that every such mortgage, pledge or Lien referred to in this clause (A) shall attach only to the shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements thereon;

(B) any mortgage, pledge or other Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property existing on the Effective Date and set forth on Schedule 6.01;

(C) any mortgage, pledge or other Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property in favor of the Borrower or any Subsidiary;

(D) any mortgage, pledge or other Lien on Principal Property being constructed or improved securing loans to finance such construction or improvements;

(E) any mortgage, pledge or other Lien on shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property incurred in connection with the issuance of tax-exempt governmental obligations; or

(F) any renewal of or substitution for any mortgage, pledge or other Lien permitted by any of the preceding clauses (A) through (E), provided, that in the case of a mortgage, pledge or other Lien permitted under clause (B), (C) or (E), the debt secured is not increased nor the Lien extended to any additional assets.

(b) Notwithstanding the provisions of Section 6.01(a), the Borrower or any Subsidiary may create or assume Liens in addition to those permitted by Section 6.01(a), and renew, extend or replace such Liens, provided, that at the time of such creation, assumption, renewal, extension or replacement, and after giving effect thereto, Exempted Debt does not exceed 10.0% of Consolidated Net Worth.

SECTION 6.02. Sale and Leaseback Transactions. (a) The Borrower will not, and will not permit any Subsidiary to, sell or transfer, directly or indirectly, except to the Borrower or a Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued; provided, that the Borrower or any Subsidiary may sell any such Principal Property and lease it back for a longer period if (i) the Borrower or such Subsidiary would be entitled, pursuant to the provisions of Section 6.01(a), to create a mortgage on the property to be leased securing Funded Debt in an amount equal to the Attributable Debt with respect to such sale and lease-back transaction without equally and ratably securing the Obligations or (ii) (A) the Borrower promptly informs the Administrative Agent of such transaction, (B) the net proceeds of such transaction are at least equal to the fair value (as determined by the Board of Directors)

of such property and (C) the Borrower causes an amount equal to the net proceeds of the sale to be applied to the retirement, within 120 days after receipt of such proceeds, of Funded Debt incurred or assumed by the Borrower or a Subsidiary and/or the Obligations; provided further, that in the case of Funded Debt in the form of debentures or notes issued under an indenture, in lieu of applying all of or any part of such net proceeds to such retirement, the Borrower may, within 75 days after such sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt of the Borrower or of a Subsidiary previously authenticated and delivered by the applicable trustee, and not theretofore tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such debentures or notes and an Officers’ Certificate (which certificate shall be delivered to the Administrative Agent) stating that the Borrower elects to deliver or cause to be delivered such debentures or notes in lieu of retiring Funded Debt as hereinabove provided. If the Borrower shall so deliver debentures or notes to the applicable trustee and the Borrower shall duly deliver such Officers’ Certificate, the amount of cash which the Borrower shall be required to apply to the retirement of Funded Debt under this Section 6.02(a) shall be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes, or, if there are no such redemption prices, the principal amount of such debentures or notes; provided, that in the case of debentures or notes which provide for an amount less than the principal amount thereof to be due and payable upon a declaration of the maturity thereof, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity thereof pursuant to the terms of the indenture pursuant to which such debentures or notes were issued.

(b) Notwithstanding the provisions of Section 6.02(a), the Borrower or any Subsidiary may enter into sale and lease-back transactions in addition to those permitted by Section 6.02(a) and without any obligation to retire any Obligations or Funded Debt, provided, that at the time of entering into such sale and lease-back transactions and after giving effect thereto, Exempted Debt does not exceed 10.0% of Consolidated Net Worth.

SECTION 6.03. Fundamental Changes. The Borrower will not, and will not permit any Material Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, convey, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or substantially all of the stock or other Equity Interests of any of its Material Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing, (i) any Person may merge into the Borrower in a transaction in which the Borrower is the surviving corporation, (ii) any Person (including, without limitation, any Material Subsidiary) may merge into any Subsidiary in a transaction in which the surviving entity is a Subsidiary Guarantor, and (iii) any Material Subsidiary may sell, convey, transfer, lease or otherwise dispose of its assets to the Borrower or to another Subsidiary Guarantor.

SECTION 6.04. Financial Condition Covenants.

(a) Consolidated Leverage Ratio. The Borrower will not permit the Consolidated Leverage Ratio as at the last day of any period of four consecutive fiscal quarters of the Borrower to exceed 3.00:1.00.

(b) Consolidated Interest Coverage Ratio. The Borrower will not permit the Consolidated Interest Coverage Ratio for any period of four consecutive fiscal quarters of the Borrower ending on the last day of a fiscal quarter of the Borrower to be less than 4.00:1.00.

SECTION 6.05. Restricted Payments. The Borrower will not, and will not permit any of its Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment (other than Restricted Payments payable solely in non-redeemable common stock or comparable common Equity Interests of the Borrower or any such Subsidiary), except:

(a) any Subsidiary of the Borrower may make Restricted Payments to the Borrower or any wholly-owned Subsidiary of the Borrower, and any non-wholly-owned Subsidiary of the Borrower may make cash Restricted Payments to its shareholders generally so long as the Borrower or its respective Subsidiary which owns the Equity Interest in the Subsidiary making such Restricted Payment receives at least its proportionate share thereof (based upon its relative holding of the Equity Interests in the Subsidiary making such Restricted Payments and taking into account the relative preferences, if any, of the various classes of Equity Interests of such Subsidiary);

(b) the Borrower may issue shares of its common stock (i) in settlement of its obligations under stock-based compensation plans, and (ii) upon the exercise of any warrants or options or upon the conversion or redemption of any convertible or redeemable preferred or preference stock, and in connection with any such exercise, conversion or redemption, the Borrower may, so long as no Event of Default then exists or would result therefrom, pay cash in lieu of issuing fractional shares of its common stock;

(c) the Borrower may declare and pay, or otherwise pay or make, any other Restricted Payment (including, without limitation, any share repurchases, dividends and other distributions in respect of its Equity Interests), so long as (i) no Event of Default then exists or would result therefrom, (ii) on the date such Restricted Payment is (x) paid or made (in the case of a Non-Declared Restricted Payment) or (y) (I) declared or otherwise authorized and (II) paid or made (in the case of any other Restricted Payment), the Borrower is in compliance with the covenants contained in Section 6.04 for the period of four consecutive fiscal quarters of the Borrower most recently ended prior to such date for which financial statements have been delivered pursuant to Section 5.01, on a pro forma basis, as if the respective Restricted Payment made, declared or authorized had been paid (and any Indebtedness incurred (or to be incurred) to finance the same had been incurred) on the first day of such period and (iii) in the case of any Restricted Payment in the form of a repurchase of Equity Interests of the Borrower and made with all or any portion of the proceeds of Term Loans, all of such Equity Interests so repurchased are immediately cancelled;

(d) the Borrower may issue and exchange shares of any class or series of its common stock now or hereafter outstanding for shares of any other class or series of its common stock now or hereafter outstanding; and

(e) the Borrower may, in connection with any reclassification of its common stock and any exchange permitted by clause (d) above, pay cash in lieu of issuing fractional shares of any class or series of its common stock.

SECTION 6.06. Transactions with Affiliates. The Borrower will not, and will not permit any of its Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) in the ordinary course of business at prices and on terms and conditions not less favorable to the Borrower or such Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, (b) transactions between or among the Borrower and its wholly owned Subsidiaries not involving any other Affiliate, (c) Restricted Payments permitted by Section 6.05, (d)

customary fees paid to members of the board of directors of the Borrower and of its Subsidiaries (and to British American Tobacco p.l.c. in respect of services of its employees acting as members of the Board of Directors of the Borrower as contemplated by the Governance Agreement), (e) the entering into, and making of payments under bonus plans, employment agreements, employee benefits plans, stock option plans, indemnification provisions, severance arrangements, and other similar compensatory arrangements with officers, employees and directors of the Borrower and its Subsidiaries in the ordinary course of business, and (f) charitable contributions made by the Borrower or any of its Subsidiaries to Santa Fe Natural Tobacco Company Foundation, Reynolds American Foundation, American Snuff Charitable Trust or any other charitable foundation, trust or similar charitable organization that is, at the time of such contribution, an Affiliate of the Borrower or any Subsidiary thereof, in each case consistent with past practices of the Borrower and its Subsidiaries as in effect on the Effective Date.

SECTION 6.07. Restrictive Agreements. (a) The Borrower will not permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon the ability of any such Subsidiary (x) to pay dividends or other distributions with respect to any of its Equity Interests or to make or repay loans or advances to the Borrower or any other Loan Party, (y) to Guarantee Indebtedness of the Borrower or any other Loan Party or (z) transfer any of its properties or assets to the Borrower or any other Loan Party; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by law, by this Agreement or any other Loan Document or by the Existing Credit Agreement (and any extension, renewal, replacement, amendment or modification thereof so long as such extension, renewal, replacement, amendment or modification is no more restrictive with respect to such restrictions and conditions taken as a whole than those contained in the Existing Credit Agreement); (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof or any extension, renewal, amendment or modification of any such restriction or condition (in each case, as long as such extension, renewal, amendment or modification is no more restrictive with respect to such restrictions and conditions taken as a whole than those contained in the restrictions and conditions prior to such extension, renewal, amendment or modification); (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of assets (including Equity Interests) pending such sale, provided such restrictions and conditions apply only to the assets that are to be sold and such sale is not prohibited hereunder; (iv) the foregoing shall not apply to any agreement or other instrument of a Person acquired by the Borrower or any Subsidiary that was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which restriction or condition is not applicable to any Person, or the properties or assets of any Person, other than the Person or its Subsidiaries, or the property or assets of the Person or its Subsidiaries so acquired; (v) clause (z) of the foregoing shall not apply to Indebtedness secured by a Lien not otherwise prohibited hereunder that limits the right of the debtor to dispose of the assets securing such Indebtedness; (vi) the foregoing shall not apply to customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture entered into in the ordinary course of business; (vii) the foregoing shall not apply to customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (z) above on the property subject to such lease; (viii) clauses (x) and (y) of the foregoing shall not apply to restrictions in the Existing Senior Notes Indentures or any other indenture or loan agreement, so long as the restrictions in the Existing Senior Notes Indentures or such other indenture or loan agreement are no more burdensome than those appearing in the Existing Senior Notes Indentures as in effect on the Effective Date; (ix) clause (z) of the foregoing shall not apply to customary restrictions contained in any documentation governing any sale and leaseback transaction not prohibited by this Agreement, so long as such restriction is applicable only to the assets pledged pursuant to such sale and leaseback transaction; and (x) clause (z) of the foregoing shall not apply to any agreements governing any purchase money Liens or Capital Lease Obligations incurred in the ordinary course of business and not otherwise prohibited hereby (in which case, any prohibition or limitation shall only be effective against the assets financed thereby).

(b) The Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon the ability of the Borrower or any Subsidiary to create, incur, assume or suffer to exist any Lien upon any of its property or assets, whether now owned or hereafter acquired, to secure the Obligations or, in the case of any Subsidiary Guarantor, its obligations under the Subsidiary Guarantee Agreement, other than (w) this Agreement and the other Loan Documents, (x) the Existing Credit Agreement and guaranties thereof by the Subsidiary Guarantors, in each case as in effect on the Effective Date and any extension, renewal, replacement, amendment or modification thereof, so long as same (I) does not result in any such prohibition, restriction or imposition of a condition being more burdensome than that which existed prior to such extension, renewal, replacement, amendment or modification and (II) permits Liens for the benefit of the Administrative Agent with respect to the Facility and the Obligations under the Loan Documents on an equal and ratable basis with the obligations thereunder (in an aggregate principal amount equal to at least the aggregate amount of Term Loan Commitments (or, after the termination thereof, the aggregate outstanding principal amount of the Term Loans) on the date of the incurrence thereof), (y) any agreement described in (and permitted by) clauses (ii), (iii), (iv), (v), (vi), (viii), (ix) and (x) of Section 6.07(a), and (z) agreements containing negative pledges and restrictions on Liens in favor of any holder of Indebtedness not prohibited by this Agreement but only if such negative pledge or restriction expressly permits Liens for the benefit of the Administrative Agent and the Lenders with respect to the Facility and the Obligations under the Loan Documents on a senior basis (in an aggregate principal amount equal to at least the aggregate amount of Term Loan Commitments (or, after the termination thereof, the aggregate outstanding principal amount of the Term Loans) on the date of the incurrence thereof) and without a requirement that such holders of such Indebtedness be secured by such Liens equally and ratably or on a junior basis.

SECTION 6.08. Subsidiary Indebtedness. At all times on and after the Existing Credit Agreement Termination Date, the Borrower will not permit the aggregate principal amount of Indebtedness of its Non-Guarantor Subsidiaries (excluding any intercompany Indebtedness for borrowed money of a Subsidiary of the Borrower owed to the Borrower or another Subsidiary of the Borrower, but including any Guarantee by a Non-Guarantor Subsidiary of Indebtedness of the Borrower or any Subsidiary Guarantor) at any time to exceed $200,000,000.

SECTION 6.09. End of Fiscal Years; Fiscal Quarters. The Borrower will not, and will not permit any of its Subsidiaries to, cause (i) its or any of its Subsidiaries’ fiscal years to end on any day other than December 31 of each calendar year and (ii) its or any of its Subsidiaries’ fiscal quarters to end on any day other than March 31, June 30, September 30 and December 31 of each calendar year.

ARTICLE VII

Events of Default

If any of the following events (each, an “Event of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of any Term Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on any Term Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article VII) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five Business Days;

(c) any representation or warranty made or deemed made by any Loan Party in or pursuant to this Agreement or any other Loan Document or any amendment or modification hereof or waiver hereunder or thereunder, or in any written report, certificate or financial statement furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or waiver hereunder or thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

(d) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02, 5.03 (with respect to the Borrower’s existence only) or 5.08 or in Article VI;

(e) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clause (a), (b) or (d) of this Article VII), and such failure shall continue unremedied for a period of 30 days after notice thereof from the Administrative Agent to the Borrower (which notice will be given at the request of any Lender);

(f) the Borrower or any Subsidiary shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable (after giving effect to any applicable grace or cure period);

(g) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (after giving effect to any applicable grace or cure period) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (g) shall not apply to (i) secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness or (ii) Indebtedness that becomes due as a result of the delivery of a notice of a voluntary prepayment or redemption;

(h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Borrower or any Material Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Material Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(i) the Borrower or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Article VII, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Material Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(j) the Borrower or any Material Subsidiary shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

(k) one or more judgments for the payment of money (to the extent not covered by insurance from a reputable third-party insurer which has been notified of such judgment and has not denied coverage) in an aggregate amount in excess of $200,000,000 shall be rendered against the Borrower, any Material Subsidiary or any combination thereof and one or more of the following shall have occurred with respect thereto: (i) such judgment shall continue to remain undischarged, unpaid or Unsettled for a period of 60 consecutive days during which execution shall not be effectively stayed (by reason of a court proceeding or a valid, binding and enforceable written agreement with the beneficiary of such judgment), vacated or bonded by reason of a pending appeal, (ii) at the time of (and after giving effect to) the payment or satisfaction of such judgment (or the deposit or pledge of cash or other assets, or the issuance of any letter of credit or similar instrument, for the purpose of bonding or securing in any manner such judgment or securing any appeal thereof), the sum of (x) the aggregate amount of Unrestricted cash and Marketable Investments held by the Borrower and its Subsidiaries plus (y) the aggregate Unused Availability under, and as defined in, the Existing Credit Agreement (without regard to any amendment, modification, or restatement that would be adverse to the Lenders) or, in the case of any replacement or refinancing of the Existing Credit Agreement, the aggregate unused borrowing availability under any renewal or replacement credit or loan agreement plus (z) the aggregate amount of undrawn Term Loan Commitments in effect at any time prior to the Term Loan Commitment Termination Date, is less than $200,000,000, or (iii) any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Borrower or any Material Subsidiary to enforce any such judgment;

(l) an ERISA Event shall have occurred that, in the opinion of the Required Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(m) a Change in Control shall occur;

(n) the Subsidiary Guarantee Agreement or any provision thereof shall cease to be in full force or effect as to any Subsidiary Guarantor (except, in any such case, where such Subsidiary Guarantor has been released from the Subsidiary Guarantee Agreement in accordance with the terms thereof), or any Subsidiary Guarantor or any Person acting for or on behalf of any Subsidiary Guarantor shall deny or disaffirm such Subsidiary Guarantor’s obligations under the Subsidiary Guarantee Agreement or any Subsidiary Guarantor shall default in the due performance or observance of any term, covenant or agreement on its part to be performed or observed pursuant to the Subsidiary Guarantee Agreement; or

(o) an “Event of Default” under, and as defined in, the Existing Credit Agreement shall occur and be continuing:

then, and in every such event (other than an event with respect to the Borrower described in clause (h) or (i) of this Article VII), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Term Loan Commitments, and thereupon the Term Loan Commitments shall terminate immediately, (ii) declare the Term Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Term Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower and (iii) enforce the Subsidiary Guarantee Agreement; and in case of any event with respect to the Borrower described in clause (h) or (i) of this Article VII, the Term Loan Commitments shall automatically terminate and the principal of the Term Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE VIII

The Agents

Each of the Lenders hereby irrevocably appoints the Administrative Agent as its agent and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms of this Agreement or any other Loan Document, together with such actions and powers as are reasonably incidental thereto.

The bank serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Administrative Agent hereunder.

The Administrative Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Administrative Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02), and (c) except as expressly set forth herein, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Subsidiaries that is communicated to or obtained by the bank serving as Administrative Agent or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02) or in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Administrative Agent by the Borrower or a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or in connection herewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement or any other Loan Document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The

Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Administrative Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

Subject to the appointment and acceptance of a successor Administrative Agent as provided in this paragraph, the Administrative Agent may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right, with (if no Default then exists) the consent of the Borrower (not to be unreasonably withheld, delayed or conditioned), to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders, with the consent of the Borrower (not to be unreasonably withheld, delayed or conditioned) if no Default then exists, appoint a successor Administrative Agent, which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the Administrative Agent’s resignation hereunder, the provisions of this Article VIII and Section 9.03 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document, any related agreement or any document furnished hereunder or thereunder.

Notwithstanding any other provision of this Agreement, each of the financial institutions named as “Syndication Agent”, “Joint Bookrunner”, “Joint Lead Arranger” and “Documentation Agent” on the cover page of this Agreement is named as such for recognition purposes only, and in its capacity as such shall have no powers, duties, responsibilities or liabilities with respect to this Agreement or the transactions contemplated hereby; it being understood and agreed that each such financial institution in its stated capacity shall be entitled to all indemnification and reimbursement rights in favor of the Administrative Agent as, and to the extent, provided for under this Article VIII and Section 9.03. Without limitation of the foregoing, no such financial institution shall, solely by reason of this Agreement or any other Loan Document, have any fiduciary relationship in respect of any Lender or any other Person.

ARTICLE IX

Miscellaneous

SECTION 9.01. Notices. (a) Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to Section 9.01(b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i) if to the Borrower, to it at P.O. Box 2990, 401 N. Main Street, Winston-Salem, NC, 27102, Attention of Treasurer (Telecopy No. (336) 741-2998), with a copy to it at P.O. Box 2990, 401 N. Main Street, Winston-Salem, NC, 27102, Attention of Corporate Secretary (Telecopy No. (336) 741-2998);

(ii) if to the Administrative Agent, to JPMorgan Chase Bank, N.A., 500 Stanton Christiana Road, Ops 2, Floor 03, Newark, DE 19713, Attention of Tiffany Taylor (Telecopy No. (302) 634-8459), with a copy to JPMorgan Chase Bank, N.A., 500 Stanton Christiana Road, Ops 2, Floor 03, Newark, DE 19713, Attention of Pranay Tyagi (Telecopy No. (302) 634-8459); and

(iii) if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. Each of the Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c) Any party hereto may change its address or telecopy number for notices and other communications hereunder by written notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

SECTION 9.02. Waivers; Amendments. (a) No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder or under any other Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 9.02(b), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Term Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders; provided that no such agreement shall (i) increase the Term Loan Commitment of any Lender without the written consent of such Lender, (ii) reduce (or forgive) the principal amount of any Term Loan or reduce the rate of interest thereon, or reduce any fees payable hereunder (including, without limitation, by changing the specific rating levels in any Category in the definition of Applicable Rate that would result in a reduction of any interest rate on any Term Loan or any fee payable hereunder), without the written consent of each Lender directly affected thereby, (iii) postpone the scheduled date of payment of the principal amount of any Term Loan, or any interest thereon, or any fees or other amounts payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Term Loan Commitment, without the written consent of each Lender directly affected thereby; provided, however, that only the consent of the Required Lenders shall be necessary to waive the applicability of any post-default increase in interest rates, (iv) change Section 2.17(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender directly affected thereby, (v) change any of the provisions of this Section 9.02(b) or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of each Lender or (vi) release all or substantially all of the Subsidiary Guarantors from their obligations under the Subsidiary Guarantee Agreement (except as expressly permitted by the terms hereof and thereof), without the prior written consent of each Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder, or waive, amend or modify Section 2.19, without the prior written consent of the Administrative Agent.

(c) Notwithstanding anything to the contrary contained herein, in the event that the Required Lenders (under, and as defined in, the Existing Credit Agreement) and the Borrower enter into any individual amendment, waiver or consent in respect of any provision of any affirmative covenant, negative covenant or event of default contained in the Existing Credit Agreement (or any definition as used in any such provision) (x) for which a corresponding provision (or definition) exists in this Agreement and (y) which is not adverse to the interests of the Lenders, such amendment, waiver or consent shall apply automatically to such corresponding provision (or definition) in this Agreement, mutatis mutandi, without the consent of the Required Lenders and without any action by the Borrower, to the same extent as if such amendment, waiver or consent had been approved by such Required Lenders and the Borrower; provided, further, that (x) no such automatic amendment, waiver or consent shall result from the operation of this provision, unless such amendment, waiver or consent would require only the approval of the Required Lenders hereunder and not each Lender or each affected Lender, (y) notice of such amendment, waiver or consent shall have been given to the Administrative Agent and (z) any such amendment, waiver or consent in respect of the Existing Credit Agreement to be given automatic effect pursuant to this Section 9.02(c) shall apply at all times equally to the Existing Credit Agreement in the manner such amendment, waiver or consent applies to this Agreement.

SECTION 9.03. Expenses; Indemnity; Damage Waiver. (a) The Borrower shall pay (i) all documented reasonable out-of-pocket expenses incurred by each Lead Agent and its Affiliates, including the invoiced and reasonable fees, charges and disbursements of one counsel for the Lead Agents (and, if advisable in the judgment of the Lead Agents, of one local counsel in any relevant jurisdiction), in connection with the syndication of the Facility, the preparation and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all documented reasonable out-of-pocket expenses incurred by the Administrative Agent or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section 9.03, or in connection with the Term Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Term Loans.

(b) The Borrower shall indemnify each Lead Agent and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of counsel for any Indemnitee (limited, however, in the case of fees, charges and disbursements of counsel, to those of (x) one counsel for all Indemnitees in connection with indemnification losses, claims, damages and liabilities arising out of the same facts or circumstances, (y) if necessary or advisable in the judgment of an Indemnitee, a single local counsel to the Indemnitees in each relevant jurisdiction and (z) solely in the case of an actual or perceived conflict of interest, if necessary or advisable in the judgment of such affected Indemnitee in each applicable jurisdiction, one additional counsel to such affected Indemnitee in each applicable jurisdiction), incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement or any other Loan Document, the performance by the parties hereto of their respective obligations hereunder or the consummation of the Transactions or any other transactions contemplated hereby, subject in all cases to the further limitations in Section 9.03(a)(i) relating to fees, disbursements and charges of counsel, (ii) any Term Loan or the use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and whether or not any Indemnitee is a party thereto and whether or not such claim, litigation, investigation or proceeding is brought by or on behalf of any Loan Party; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnitee or a material breach of any Loan Document by such Indemnitee. This Section 9.03(b) shall not apply with respect to Taxes.

(c) If any suit, action or proceeding is instituted involving any Indemnitee for which indemnification is to be sought hereunder by such Indemnitee, then such Indemnitee will promptly notify the Borrower in writing of the commencement of any such suit, action or proceeding, provided, however, that the failure to notify the Borrower will not relieve the Borrower from any liability that it may have to such Indemnitee hereunder or from any liability that it may have to such Indemnitee. Following such notification, the Borrower may elect in writing to assume the defense of such suit, action or proceeding, and upon such election, it will not be liable for any legal costs subsequently incurred by such Indemnitee (other than reasonable costs of investigation and providing evidence) in connection therewith, unless (i) it has failed to provide counsel reasonably satisfactory to such Indemnitee in a timely manner, or (ii) either the Indemnitee or counsel provided by the Borrower reasonably determines that its representation of such Indemnitee would present it with a conflict of interest. The Borrower shall not be liable for any settlement by any Indemnitee of any suit, action, claim or other proceeding for which indemnification is to be sought hereunder by such Indemnitee if such settlement is effected without the Borrower’s prior written consent, which consent will not be unreasonably withheld, but if settled with the Borrower’s written consent, or if there is a final judgment against an Indemnitee in any such proceeding, the Borrower agrees to indemnify and hold harmless each Indemnitee to the extent and in the manner set forth above. Notwithstanding the immediately preceding sentence, if at any time an Indemnitee shall have requested in accordance with this Agreement that the Borrower reimburse such Indemnitee for reasonable, documented legal expenses or other reasonable out-of-pocket expenses in connection with investigating or defending any proceeding, the Borrower shall be liable for any settlement of any proceeding effected without the Borrower’s written consent if (a) the Borrower has been notified promptly (and in any event at least 5 business days in advance) of such proposed settlement and such settlement is entered into at least 30 days after receipt by Borrower of such request for reimbursement and (b) the Borrower shall not have reimbursed such Indemnitee in accordance with such request prior to the date of such settlement for all requested reimbursement amounts for which such Indemnitee is entitled in accordance with and subject to the terms and conditions of this Agreement. The Borrower shall not, without the prior written consent of the affected Indemnitee (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened proceeding against such Indemnitee in respect of which indemnity has been sought hereunder by such Indemnitee unless such settlement (i) includes an unconditional release of such Indemnitee from all liability or claims that are the subject matter of such proceeding and (ii) does not include any statement as to any admission of fault.

(d) To the extent that the Borrower fails to pay any amount required to be paid by it to a Lead Agent under Section 9.03(a), (b) or (c), each Lender severally agrees to pay to such Lead Agent, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against such Lead Agent in its capacity as such.

(e) To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any other Loan Document, the Transactions, any Term Loan or the use of the proceeds thereof.

(f) All amounts due under this Section 9.03 shall be payable not later than 30 days after the receipt of a reasonably detailed invoice therefor.

SECTION 9.04. Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 9.04. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in Section 9.04(c)) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in Section 9.04(b)(ii) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Term Loan Commitment and the Term Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A) the Borrower, provided that no consent of the Borrower shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default has occurred and is continuing, any other assignee; and provided, further, that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within 10 Business Days after having received written notice thereof; and

(B) the Administrative Agent, provided that no consent of the Administrative Agent shall be required for an assignment of a Term Loan Commitment or Term Loans to an assignee that is a Lender immediately prior to giving effect to such assignment.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Term Loan Commitment or Term Loans, the amount of the Term Loan Commitment or Term Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent, provided that no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more “Credit Contacts” to whom all syndicate-level information (which may contain material non-public information about the Loan Parties and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws.

(iii) Subject to acceptance and recording thereof pursuant to Section 9.04(b)(iv), from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.15, 2.16 and 9.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.04(c).

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Term Loan Commitment of, and principal amount of the Term Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in this Section 9.04(b) and any written consent to such assignment required by this Section 9.04(b), the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.06(b), 2.17(d) or 9.03(d), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities other than the Borrower and its Affiliates (each, a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Term Loan Commitment and the Term Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that requires the affirmative consent of such Lender. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.14, 2.15 and 2.16 (subject to the requirements and limitations therein, including the requirements under Section 2.16(f) (it being understood that the documentation required under Section 2.16(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 9.04(b); provided that such Participant (A) agrees to be subject to the provisions of Sections 2.17 and 2.18 as if it were an assignee under Section 9.04(b); and (B) shall not be entitled to receive any greater payment under Sections 2.14 or 2.16, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.17(c) as though it were a Lender.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

SECTION 9.05. Survival. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the other Loan Documents and the making of any Term Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Term Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Term Loan Commitments have not expired or terminated. The provisions of Sections 2.14, 2.15 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Term Loans, the expiration or termination of the Term Loan Commitments or the termination of this Agreement or any provision hereof.

SECTION 9.06. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto (and their Indemnitees) and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07. Severability. Any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions of such Loan Document; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08. Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured or denominated in a currency different from that of the applicable deposit or other obligations. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

SECTION 9.09. Governing Law; Jurisdiction; Consent to Service of Process. (a) This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b) The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York

County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Borrower, any of its Subsidiaries or its or their respective properties in the courts of any jurisdiction.

(c) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in Section 9.09(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party hereto or thereto to serve process in any other manner permitted by law.

SECTION 9.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

SECTION 9.11. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.12. Confidentiality. (a) Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority, (iii) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (iv) to any other party to this Agreement, (v) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section 9.12, to (A) any assignee of or Participant in, or any prospective assignee of or

Participant in, any of its rights or obligations under this Agreement or (B) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (vii) with the written consent of the Borrower or (viii) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section 9.12 or (B) becomes available to the Administrative Agent or any Lender on a nonconfidential basis from a source other than the Borrower. For the purposes of this Section 9.12, “Information” means all information received from or on behalf of the Borrower (including, without limitation, any information received from representatives of the Borrower) relating to the Borrower, any Subsidiary thereof, or the business of the Borrower or any Subsidiary thereof, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by the Borrower or such Subsidiary. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Unless specifically prohibited by applicable law or court order, each of the Lenders and the Administrative Agent shall, prior to disclosure thereof, make reasonable efforts to notify the Borrower of any request for disclosure of any such non-public information by any governmental agency or representative thereof (other than any such request in connection with an examination of the financial condition of such Lender by such governmental agency) or pursuant to legal process.

(b) EACH LENDER ACKNOWLEDGES THAT INFORMATION AS DEFINED IN SECTION 9.12(a) FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING THE BORROWER AND ITS RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

(c) ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY THE BORROWER OR THE ADMINISTRATIVE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT THE BORROWER, ITS SUBSIDIARIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES. ACCORDINGLY, EACH LENDER REPRESENTS TO THE BORROWER AND THE ADMINISTRATIVE AGENT THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW.

SECTION 9.13. Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Term Loan, together with all fees, charges and other amounts which are treated as interest on such Term Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Term Loan in accordance with applicable law, the rate of interest payable in respect of such Term Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Term Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Term Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

SECTION 9.14. USA PATRIOT Act. Each Lender that is subject to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) hereby notifies the Borrower that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act.

SECTION 9.15. No Fiduciary Duty. The Administrative Agent, each Lead Agent, each Lender and their Affiliates (collectively, solely for purposes of this Section 9.15, the “Lenders”), may have economic interests that conflict with those of the Borrower, its shareholders and/or its affiliates. The Borrower agrees that nothing in the Loan Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and the Borrower, its shareholders or its affiliates, on the other. The Loan Parties acknowledge and agree that (i) the transactions contemplated by the Loan Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other, and (ii) in connection therewith and with the process leading thereto, (x) no Lender has assumed an advisory or fiduciary responsibility in favor of the Borrower, its shareholders or its affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise the Borrower, its shareholders or its affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Loan Documents and (y) each Lender is acting solely as principal and not as the agent or fiduciary of the Borrower, its management, shareholders, creditors or any other Person. The Borrower acknowledges and agrees that the Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transaction or the process leading thereto.

SECTION 9.16. Release of Subsidiary Guarantors from Subsidiary Guarantee Agreement. (a) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 9.02) to take any action requested by the Borrower having the effect of releasing the guarantee obligations of any Subsidiary under the Subsidiary Guarantee Agreement (i) if such Person ceases to be a Subsidiary as a result of a transaction permitted by this Agreement or that has been consented to in accordance with Section 9.02, (ii) if such Subsidiary ceases to be a Material Subsidiary in accordance with the requirements of the definition of “Material Subsidiary” (including as a result of a designation pursuant to the second proviso appearing in the first sentence of such definition) or (iii) under the circumstances described in Section 9.16(b) below; provided, that, except in the case of preceding clause (iii), (x) no such release shall occur if such Subsidiary continues to be a guarantor in respect of (I) the Existing Credit Agreement or (II) any Indebtedness of the Borrower or any other Subsidiary in an aggregate principal amount equal to or greater than $50,000,000, unless and until such Subsidiary is (or is being simultaneously) released from its guarantee with respect to the Existing Credit Agreement or such Indebtedness, as the case may be, and (y) no such release shall occur if a Default has then occurred and is continuing.

(b) At such time as the Term Loans and all other Obligations shall have been paid in full, the Term Loan Commitments have been terminated, the Subsidiary Guarantors shall be released from their obligations under the Subsidiary Guarantee Agreement, all without delivery of any instrument or performance of any act by any Person.

(c) Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release any Subsidiary Guarantor from its obligations under the Subsidiary Guarantee Agreement pursuant to this Section 9.16.

[Remainder of page intentionally blank; next page is signature page]

IN WITNESS WHEREOF, the parties hereto have caused this Term Loan Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

REYNOLDS AMERICAN INC., as the Borrower

By	/s/ Daniel A. Fawley
Name:	Daniel A. Fawley
Title:	Senior Vice President and Treasurer

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

JPMORGAN CHASE BANK, N.A., individually and as Administrative Agent

By	/s/ Tony Yung
Name:	Tony Yung
Title:	Executive Director

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

CITIBANK, N.A.

By	/s/ Michael Vondriska
Name:	Michael Vondriska
Title:	Vice President

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

FIFTH THIRD BANK

By	/s/ Mary Ramsey
Name:	Mary Ramsey
Title:	Vice President

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

MIZUHO CORPORATE BANK, LTD.

By	/s/ James R. Fayen
Name:	James R. Fayen
Title:	Deputy General Manager

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

ROYAL BANK OF CANADA

By	/s/ G. David Cole
Name:	G. David Cole
Title:	Authorized Signatory

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

SCOTIABANC INC.

By	/s/ J.F. Todd
Name:	J.F. Todd
Title:	Managing Director

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

AGFIRST FARM CREDIT BANK

By	/s/ Steven J. O’Shea
Name:	Steven J. O’Shea
Title:	Vice President

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

By	/s/ Kevin Buddhdow
Name:	Kevin Buddhdow
Title:	Vice President

By	/s/ Sanja Gazahi
Name:	Sanja Gazahi
Title:	Associate

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

FARM CREDIT BANK OF TEXAS

By	/s/ Alan Robinson
Name:	Alan Robinson
Title:	Vice President

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

THE BANK OF NEW YORK MELLON

By	/s/ Jeffrey Dears
Name:	Jeffrey Dears
Title:	Vice President

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

WELLS FARGO BANK, N.A.

By	/s/ Andrea S. Chen
Name:	Andrea S. Chen
Title:	Director

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

GOLDMAN SACHS BANK USA

By	/s/ Mark Walton
Name:	Mark Walton
Title:	Authorized Signatory

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

MORGAN STANLEY BANK, N.A.

By	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

NORTHERN TRUST COMPANY

By	/s/ Vivian Tran
Name:	Vivian Tran
Title:	Officer

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

UNITED FCS, PCA,
d/b/a FCS COMMERCIAL FINANCE GROUP

By	/s/ Jeff Torrison
Name:	Jeff Torrison
Title:	Managing Director

[Signature Page – Reynolds American Inc. – Term Loan Agreement]

Schedule 2.01

Term Loan Commitments

Lender	Allocate
JPMorgan Chase Bank, N.A.	$42,000,000
Citibank, N.A.	$42,000,000
Fifth Third Bank	$42,000,000
Mizuho Corporate Bank, Ltd.	$42,000,000
Royal Bank of Canada	$42,000,000
Scotiabanc Inc.	$42,000,000
AgFirst Farm Credit Bank	$32,000,000
Credit Suisse AG, Cayman Islands Branch	$32,000,000
Farm Credit Bank of Texas	$32,000,000
The Bank of New York Mellon	$32,000,000
Wells Fargo Bank, N.A.	$32,000,000
Goldman Sachs Bank USA	$22,000,000
Morgan Stanley Bank, N.A.	$22,000,000
Northern Trust Company	$22,000,000
United FCS, PCA dba FCS Commercial Finance Group	$22,000,000

Total	$500,000,000

Schedule 3.06

Disclosed Matters

See attached description.

Tobacco Litigation — General

Introduction

Various legal proceedings or claims, including litigation claiming that cancer and other diseases, as well as addiction, have resulted from the use of, or exposure to, RAI’s operating subsidiaries’ products, are pending or may be instituted against RJR Tobacco, American Snuff Co. or their affiliates, including RAI and RJR, or indemnitees, including B&W. These pending legal proceedings include claims relating to cigarette products manufactured by RJR Tobacco or certain of its affiliates and indemnitees, as well as claims relating to smokeless tobacco products manufactured by American Snuff Co. A discussion of the legal proceedings relating to cigarette products is set forth below under the heading “— Litigation Affecting the Cigarette Industry.” All of the references under that heading to tobacco-related litigation, smoking and health litigation and other similar references are references to legal proceedings relating to cigarette products and are not references to legal proceedings involving smokeless tobacco products, and case numbers under that heading include only cases involving cigarette products. The legal proceedings relating to the smokeless tobacco products manufactured by American Snuff Co. are discussed separately under the heading “— Smokeless Tobacco Litigation” below.

In connection with the B&W business combination, RJR Tobacco has agreed to indemnify B&W and its affiliates, including its indirect parent, BAT, against certain liabilities, costs and expenses incurred by B&W or its affiliates arising out of the U.S. cigarette and tobacco business of B&W. As a result of this indemnity, RJR Tobacco has assumed the defense of pending B&W-specific tobacco-related litigation, has paid the judgments and costs related to certain pre-business combination tobacco-related litigation of B&W, and has posted bonds on behalf of B&W, where necessary, in connection with cases decided since the B&W business combination. In addition, pursuant to this indemnity, RJR Tobacco expensed less than $1 million during each of 2012, 2011 and 2010 for funds to be reimbursed to BAT for costs and expenses incurred arising out of certain tobacco-related litigation.

Certain Terms and Phrases

Certain terms and phrases used in this disclosure may require some explanation. The term “judgment” or “final judgment” refers to the final decision of the court resolving the dispute and determining the rights and obligations of the parties. At the trial court level, for example, a final judgment generally is entered by the court after a jury verdict and after post-verdict motions have been decided. In most cases, the losing party can appeal a verdict only after a final judgment has been entered by the trial court.

The term “damages” refers to the amount of money sought by a plaintiff in a complaint, or awarded to a party by a jury or, in some cases, by a judge. “Compensatory damages” are awarded to compensate the prevailing party for actual losses suffered, if liability is proved. In cases in which there is a finding that a defendant has acted willfully, maliciously or fraudulently, generally based on a higher burden of proof than is required for a finding of liability for compensatory damages, a plaintiff also may be awarded “punitive damages.” Although damages may be awarded at the trial court stage, a losing party generally may be protected from paying any damages until all appellate avenues have been exhausted by posting a supersedeas bond. The amount of such a bond is governed by the law of the relevant jurisdiction and generally is set at the amount of damages plus some measure of statutory interest, modified at the discretion of the appropriate court or subject to limits set by court or statute.

The term “settlement” refers to certain types of cases in which cigarette manufacturers, including RJR Tobacco and B&W, have agreed to resolve disputes with certain plaintiffs without resolving the case through trial. The principal terms of certain settlements entered into by RJR Tobacco and B&W are explained below under “— Accounting for Tobacco-Related Litigation Contingencies.”

Theories of Recovery

The plaintiffs seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, special duty, voluntary undertaking, breach of warranty, failure to warn, fraud, misrepresentation, unfair trade practices, conspiracy, unjust enrichment, medical monitoring, public nuisance and violations of state and federal antitrust laws. In certain of these cases, the plaintiffs claim that cigarette smoking exacerbated injuries caused by exposure to asbestos.

The plaintiffs seek various forms of relief, including compensatory and punitive damages, treble or multiple damages and statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and other equitable relief. Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from state to state and jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even billions of dollars.

Defenses

The defenses raised by RJR Tobacco, American Snuff Co. and their affiliates and indemnitees include, where applicable and otherwise appropriate, preemption by the Federal Cigarette Labeling and Advertising Act of some or all claims arising after 1969, or by the Comprehensive Smokeless Tobacco Health Education Act for claims arising after 1986, the lack of any defect in the product, assumption of the risk, contributory or comparative fault, lack of proximate cause, remoteness, lack of standing and statutes of limitations or repose. RAI and RJR have asserted additional defenses, including jurisdictional defenses, in many of the cases in which they are named.

Accounting for Tobacco-Related Litigation Contingencies

In accordance with GAAP, RAI and its subsidiaries, including RJR Tobacco, American Snuff Co. and SFNTC, as applicable, record any loss concerning litigation at such time as an unfavorable outcome becomes probable and the amount can be reasonably estimated on an individual case-by-case basis. For the reasons set forth below, RAI’s management continues to conclude that the loss of any particular pending smoking and health tobacco litigation claim against RJR Tobacco or its affiliates or indemnitees, or the loss of any particular claim concerning the use of smokeless tobacco against American Snuff Co., when viewed on an individual basis, is not probable.

RJR Tobacco and its affiliates believe that they have valid defenses to the smoking and health tobacco litigation claims against them, as well as valid bases for appeal of adverse verdicts against them. RAI, RJR Tobacco and their affiliates and indemnitees have, through their counsel, filed pleadings and memoranda in pending smoking and health tobacco litigation that set forth and discuss a number of grounds and defenses that they and their counsel believe have a valid basis in law and fact. With the exception of Engle Progeny cases, described below, RJR Tobacco and its affiliates and indemnitees continue to win the majority of smoking and health tobacco litigation claims that reach trial, and a very high percentage of the tobacco-related litigation claims brought against them continue to be dismissed at or before trial. Based on their experience in the smoking and health tobacco litigation against them and the strength of the defenses available to them in such litigation, RJR Tobacco and its affiliates believe that their successful defense of smoking and health tobacco litigation in the past will continue in the future.

No liabilities for pending smoking and health litigation have been recorded in RAI’s consolidated balance sheet as of December 31, 2012. During the fourth quarter of 2012, an aggregate payment of $25.7 million ($20.4 million for compensatory and punitive damages and $5.3 million for attorneys’ fees) was made in satisfaction of the adverse judgments in two Engle Progeny cases (as hereinafter defined), Piendle and Clay , described below. As other cases proceed through the appellate process, RAI will consider making further accruals on an individual case-by-case basis if an unfavorable outcome becomes probable and the amount can be reasonably estimated.

It is the policy of RJR Tobacco and its affiliates to vigorously defend all tobacco-related litigation claims. Generally, RJR Tobacco and its affiliates and indemnitees have not settled any smoking and health litigation claims. Other than actions taken pursuant to “offer of judgment” statutes, as described below in “— Litigation Affecting the Cigarette Industry,” RJR Tobacco and its affiliates do not intend to settle such claims.

With respect to smoking and health tobacco litigation claims, the only significant settlements reached by RJR Tobacco and B&W involved:

•	the State Settlement Agreements and the funding by various tobacco companies of a $5.2 billion trust fund contemplated by the MSA to benefit tobacco growers; and

•	the original Broin flight attendant case discussed below under “— Litigation Affecting the Cigarette Industry — Broin II Cases.”

The circumstances surrounding the State Settlement Agreements and the funding of a trust fund to benefit the tobacco growers are readily distinguishable from the current categories of smoking and health cases involving RJR Tobacco or its affiliates and indemnitees. The claims underlying the State Settlement Agreements were brought on behalf of the states to recover funds paid for health care and medical and other assistance to state citizens suffering from diseases and conditions allegedly related to tobacco use. The State Settlement Agreements settled all the health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions and contain releases of various additional present and future claims. In accordance with the MSA, various tobacco companies agreed to fund a $5.2 billion trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers. A discussion of the State Settlement Agreements, and a table depicting the related payment schedule, is set forth below under “—Litigation Affecting the Cigarette Industry — Health-Care Cost Recovery Cases — State Settlement Agreements.”

The states were a unique set of plaintiffs and are not involved in any of the smoking and health cases remaining against RJR Tobacco or its affiliates and indemnitees. Although RJR Tobacco and certain of its affiliates and indemnitees continue to be defendants in health-care cost recovery cases similar in theory to the state cases but involving other plaintiffs, such as Native American tribes and foreign governments, the vast majority of such cases have been dismissed on legal grounds. RJR Tobacco and its affiliates, including RAI, believe that the same legal principles that have resulted in dismissal of health-care cost recovery cases either at the trial court level or on appeal should compel dismissal of the similar pending cases.

As with claims that were resolved by the State Settlement Agreements, the other cases settled by RJR Tobacco can be distinguished from existing cases pending against RJR Tobacco and its affiliates and indemnitees. The original Broin case, discussed below under “— Litigation Affecting the Cigarette Industry — Broin II Cases,” was settled in the middle of trial during negotiations concerning a possible nation-wide settlement of claims similar to those underlying the State Settlement Agreements.

RJR Tobacco’s 2010 Comprehensive Agreement with the Canadian federal, provincial and territorial governments resolved all civil claims related to the movement of contraband tobacco products in Canada during the period 1985 through 1999 that the Canadian governments could assert against RJR Tobacco and its affiliates. These claims were separate from any smoking and health tobacco litigation.

Likewise, RJR Tobacco and B&W separately settled the antitrust case DeLoach v. Philip Morris Cos., Inc., which was brought by a unique class of plaintiffs: a class of all tobacco growers and tobacco allotment holders. The plaintiffs asserted that the defendants conspired to fix the price of tobacco leaf and to destroy the federal government’s tobacco quota and price support program. Despite legal defenses they believed to be valid, RJR Tobacco and B&W separately settled this case to avoid a long and contentious trial with the tobacco growers. The DeLoach case and the antitrust case currently pending against RJR Tobacco and B&W involve different types of plaintiffs and different theories of recovery under the antitrust laws than the smoking and health cases pending against RJR Tobacco and its affiliates and indemnitees.

Finally, as discussed under “— Litigation Affecting the Cigarette Industry — State Settlement Agreements — Enforcement and Validity; Adjustments,” RJR Tobacco and B&W each has settled certain cases brought by states concerning the enforcement of State Settlement Agreements. Despite legal defenses believed to be valid, these cases were settled to avoid further contentious litigation with the states involved. These enforcement actions involve alleged breaches of State Settlement Agreements based on specific actions taken by particular defendants. Accordingly, any future enforcement actions involving State Settlement Agreements will be reviewed by RJR Tobacco on the merits and should not be affected by the settlement of prior enforcement cases.

American Snuff Co. also believes that it has valid defenses to the smokeless tobacco litigation against it. American Snuff Co. asserted and will continue to assert some or all of these defenses in each case at the time and in the manner deemed appropriate by American Snuff Co. and its counsel. No verdict or judgment has been returned or entered against American Snuff Co. on any claim for personal injuries allegedly resulting from the use of smokeless tobacco. American Snuff Co. intends to defend vigorously all smokeless tobacco litigation claims asserted against it. No liability for pending smokeless tobacco litigation was recorded in RAI’s consolidated balance sheet as of December 31, 2012.

Cautionary Statement

Even though RAI’s management continues to conclude that the loss of any particular pending smoking and health tobacco litigation claim against RJR Tobacco or its affiliates or indemnitees, or the loss of any particular case concerning the use of smokeless tobacco against American Snuff Co., when viewed on an individual case-by-case basis, is not probable, the possibility of material losses related to such litigation is more than remote. Litigation is subject to many uncertainties, and generally, it is not possible to predict the outcome of any particular litigation pending against RJR Tobacco, American Snuff Co. or their affiliates or indemnitees, or to reasonably estimate the amount or range of any possible loss.

Although RJR Tobacco believes that it has valid bases for appeals of adverse verdicts in its pending cases, and RJR Tobacco and RAI believe they have valid defenses to all actions, and intend to defend all actions vigorously, it is possible that there could be further adverse developments in pending cases, and that additional cases could be decided unfavorably against RAI, RJR Tobacco or their affiliates or indemnitees. Determinations of liability or adverse rulings in such cases or in similar cases involving other cigarette manufacturers as defendants, even if such judgments are not final, could have a material adverse effect on the litigation against RJR Tobacco or its affiliates or indemnitees and could encourage the commencement of additional tobacco-related litigation. In addition, a number of political, legislative, regulatory and other developments relating to the tobacco industry and cigarette smoking have received wide media attention. These developments may negatively affect the outcomes of tobacco-related legal actions and encourage the commencement of additional similar litigation.

Although it is impossible to predict the outcome of such events on pending litigation and the rate new lawsuits are filed against RJR Tobacco or its affiliates or indemnitees, a significant increase in litigation or in adverse outcomes for tobacco defendants, or difficulties in obtaining the bonding required to stay execution of judgments on appeal, could have a material adverse effect on any or all of these entities. Moreover, notwithstanding the quality of defenses available to RJR Tobacco and its affiliates and indemnitees in litigation matters, it is possible that RAI’s results of operations, cash flows or financial position could be materially adversely affected by the ultimate outcome of certain pending litigation matters against RJR Tobacco or its affiliates or indemnitees.

Similarly, smokeless tobacco litigation is subject to many uncertainties. Notwithstanding the quality of defenses available to American Snuff Co., it is possible that RAI’s results of operations, cash flows or financial position could be materially adversely affected by the ultimate outcome of certain pending litigation matters against American Snuff Co.

Litigation Affecting the Cigarette Industry

Overview

Introduction. In connection with the B&W business combination, RJR Tobacco agreed to indemnify B&W and its affiliates against, among other things, certain litigation liabilities, costs and expenses incurred by B&W or its affiliates arising out of the U.S. cigarette and tobacco business of B&W. Accordingly, the cases discussed below include cases brought solely against RJR Tobacco and its affiliates, including RAI and RJR; cases brought against both RJR Tobacco, its affiliates and B&W; and cases brought solely against B&W and assumed by RJR Tobacco in the B&W business combination.

During the fourth quarter of 2012, 35 tobacco-related cases, including 11 Engle Progeny cases, were served against RJR Tobacco or its affiliates or indemnitees. On December 31, 2012, there were 174 cases pending against RJR Tobacco or its affiliates or indemnitees: 158 in the United States and 16 in Canada, as compared with 170 total cases on December 31, 2011. The U.S. case number does not include the 564 individual smoker cases pending in West Virginia state court as a consolidated action, 5,756 Engle Progeny cases, involving approximately 6,937 individual plaintiffs, and 2,574 Broin II cases (as hereinafter defined), pending in the United States against RJR Tobacco or its affiliates or indemnitees. Of the U.S. cases pending on December 31, 2012, 18 are pending in federal court, and 138 in state court, primarily in the following states: Florida (30 cases); Maryland (23 cases); Missouri (20 cases); New York (17 cases); California (10 cases); and Louisiana (9 cases).

The following table lists the categories of the U.S. tobacco-related cases pending against RJR Tobacco or its affiliates or indemnitees as of December 31, 2012, compared with the number of cases pending against RJR Tobacco, its affiliates or indemnitees as of September 30, 2012, as reported in RAI’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, filed with the SEC on October 23, 2012, and a cross-reference to the discussion of each case type.

Case Type	RJR Tobacco’s Case Numbers as of December 31, 2012		Change in N umber of Cases Since September 30, 2012 Increase/(Decrease)		Page Reference
Individual Smoking and Health	105		19		104
West Virginia IPIC (Number of Plaintiffs)*	1	(564)	No change		106
Engle Progeny (Number of Plaintiffs)**	5,756	(6,937)	(48	)(42)	106
Broin II	2,574		No change		117
Class-Action	8		(1)		118
Health-Care Cost Recovery	2		No change		122
State Settlement Agreements-Enforcement and Validity; Adjustments	31		No change		128
Antitrust	1		No change		133
Other Litigation and Developments	10		1		134

*	Includes as one case the 564 cases pending as a consolidated action In Re: Tobacco Litigation Individual Personal Injury Cases , sometimes referred to as West Virginia IPIC cases, described below. The West Virginia IPIC cases have been separated from the Individual Smoking and Health cases for reporting purposes.
**	The Engle Progeny cases have been separated from the Individual Smoking and Health cases for reporting purposes. The number of cases has decreased as the result of many of the multiple plaintiff federal court cases either being dismissed or consolidated.

The following cases against RJR Tobacco and B&W have attracted significant attention: the Florida state court class-action case, Engle v. R. J. Reynolds Tobacco Co . and the related Engle Progeny cases; the Louisiana state court class-action case, Scott v. American Tobacco Co.; and the case brought by the U.S. Department of Justice under the federal Racketeer Influenced and Corrupt Organizations Act, referred to as RICO.

In 2000, a jury in Engle , a class action brought against the major U.S. cigarette manufacturers, rendered a $145 billion punitive damages verdict in favor of a class of Florida smokers allegedly harmed by their addiction to nicotine. In 2006, the Florida Supreme Court reversed that award, decertified the Engle class, and preserved several of the Engle findings for use in subsequent individual actions to be filed within one year of its decision. The preserved Engle findings include jury determinations that smoking causes various diseases, that nicotine is addictive, and that each defendant sold cigarettes that were defective and unreasonably dangerous. The Engle findings do not indicate that all cigarettes sold by each defendant were defective and unreasonably dangerous.

Thousands of individual progeny actions were filed in federal and state courts in Florida. As of December 31, 2012, 2,443 cases were pending in federal court, and 3,313 cases were pending in state court. These cases include approximately 6,937 plaintiffs. In addition, as of December 31, 2012, RJR Tobacco was aware of 45 additional cases that had been filed but not served. Seventy-nine cases have been tried in Florida state and federal courts since 2010, and numerous state court trials are scheduled for 2013. The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an “offer of judgment,” referred to in Florida statutes as “proposals for settlement,” from RJR Tobacco and/or its affiliates. An offer of judgment, if rejected by the plaintiff, preserves RJR Tobacco’s right to recover attorneys’ fees under Florida law in the event of a favorable verdict and is sometimes made through court-ordered mediations.

In each Engle Progeny case, a central issue is the proper use of the Engle findings preserved by the Florida Supreme Court. The federal and state courts that have addressed the question have adopted conflicting views. For example, in Bernice Brown v. R. J. Reynolds Tobacco Co ., the U.S. Court of Appeals for the Eleventh Circuit,

referred to as the Eleventh Circuit, held that the preserved Engle findings establish only those issues “actually adjudicated” in the Engle class trial. In other words, those findings would not prevent RJR Tobacco and other defendants from raising issues and defenses that were not, or may not have been, resolved against them in Engle . The court further held that an Engle Progeny plaintiff bears the burden of showing, to a “reasonable degree of certainty,” that any issue the plaintiff seeks to treat as established in his favor was, in fact, actually decided in Engle . The court held that these standards were required by Florida preclusion law, and it reserved judgment on whether the same standards were also required by the Due Process Clause of the U.S. Constitution. Prior to the Eleventh Circuit decision in Bernice Brown , three federal district court judges had concluded that any broader use of the preserved Engle findings would violate both Florida preclusion law and federal due process.

In contrast, the Florida intermediate appellate courts have permitted significantly broader use of the Engle findings. Four of the five Florida District Courts of Appeal, each referred to as a “District” or “DCA,” have expressly held that the Engle findings automatically establish all tortious-conduct elements of every Engle Progeny claim, without any inquiry into whether the Engle findings relate in any way to the specific claims of the individual plaintiff. The First, Second, Fourth and Fifth Districts adopted this view in their respective decisions in Martin v. R. J. Reynolds Tobacco Co. , Douglas v. Philip Morris USA, Inc. , Jimmie Lee Brown v. R. J. Reynolds Tobacco Co ., and Koballa v. R. J. Reynolds Tobacco Co . However, these decisions disagree on the extent to which the Engle findings establish legal-cause elements of Engle Progeny claims. For example, in Martin , the First District held that an Engle Progeny plaintiff, to establish claims for strict liability and negligence, need only show class membership — i.e., that the individual was harmed as a result of his or her addiction to smoking. By contrast, in Jimmie Lee Brown , the Fourth District held that, in addition to proving that addiction caused an injury, the plaintiff also was required to prove that a product defect or negligence also caused that injury. And in Douglas , the Second District agreed with the First District as to claims for strict liability, but with the Fourth District as to claims for negligence.

The proper use of the Engle findings in progeny litigation is an issue currently pending before the Florida Supreme Court in Douglas . In that case, the Second District certified for Florida Supreme Court review the question of whether use of the Engle findings to establish individual elements in progeny cases is consistent with federal due process. The Florida Supreme Court accepted jurisdiction and established a highly expedited briefing schedule. Oral argument occurred on September 6, 2012. A decision is pending.

The same due process question is also now pending in the Eleventh Circuit. Following the state appellate decisions noted above, the federal district courts determined to follow those decisions, as opposed to Bernice Brown , on questions of state law. Then, in Waggoner v. R. J. Reynolds Tobacco Co. , a district judge of the U.S. District Court for the Middle District of Florida held that the preclusion standard set forth in Jimmie Lee Brown is consistent with federal due process. The Waggoner decision thus conflicts with the decisions of the other federal district judges who previously addressed the due process question. Several federal trials have gone forward under Waggoner . The defendants have prevailed in most of those trials, but adverse verdicts were entered against RJR Tobacco in Walker v. R. J. Reynolds Tobacco Co . and Duke v. R. J. Reynolds Tobacco Co . RJR Tobacco has appealed Walker and Duke to the Eleventh Circuit, and briefing continues in both cases. Both cases squarely present the question of whether use of the Engle findings to establish individual elements of progeny claims is consistent with federal due process. On January 30, 2013, the U.S. District Court for the Middle District of Florida ordered the parties to participate in mediation discussions concerning all of the cases pending in the federal courts of Florida. RJR Tobacco is considering its options.

In 2012, four cases became final before the Engle Progeny defendants could obtain review of their due process argument in either the Florida Supreme Court or the Eleventh Circuit and resulted in RJR Tobacco paying $34 million ($25.9 million for compensatory and punitive damages and $8.1 million for attorneys’ fees and statutory interest). In Earline Alexander v. R. J. Reynolds Tobacco Co . and Huish v. R. J. Reynolds Tobacco Co. , the First DCA rejected RJR Tobacco’s position in an unpublished order. As a result, the Florida Supreme Court lacked jurisdiction to conduct further review, and RJR Tobacco decided not to seek certiorari with the U.S. Supreme Court. Adverse judgments in Alexander and Huish resulted in an aggregate payment by RJR Tobacco of $8.3 million ($5.5 million for compensatory and punitive damages and $2.8 million for attorneys’ fees and statutory interest) in the third quarter of 2012. In Piendle v. R. J. Reynolds Tobacco Co ., the Fourth DCA rejected RJR Tobacco’s position and in Clay v. R. J. Reynolds Tobacco Co ., the U.S. Supreme Court declined review of the case. Piendle and Clay resulted in an aggregate payment by RJR Tobacco of $25.7 million ($20.4 million for compensatory and punitive damages and $5.3 million for attorneys’ fees and statutory interest) in the fourth quarter of 2012. The following chart reflects the details related to these verdicts:

Plaintiff Case Name	RJR Tobacco Allocation of Fault	Compensatory Damages (as adjusted) (1)	Punitive Damages	Status
Earline Alexander	51%	$1,275,000	$2,500,000	Paid
Huish	25%	188,000	1,500,000	Paid
Piendle	27.5%	1,100,000	180,000	Paid
Clay	60%	2,100,000	17,000,000	Paid

Totals		$4,663,000	$21,180,000

(1)	Compensatory damages are adjusted to reflect the reduction required by the allocation of fault. Punitive damages are not adjusted and reflect the amount of the final judgment(s) signed by the trial court judge(s). The amounts listed above do not include attorneys’ fees or statutory interest that apply to the judgments.

In addition, four cases became final in 2011, which resulted in RJR Tobacco paying $66.5 million ($53 million for compensatory and punitive damages and $13.5 million for attorneys’ fees and statutory interest) in 2012. The following chart reflects the details related to these verdicts:

Plaintiff Case Name	RJR Tobacco Allocation of Fault	Compensatory Damages (as adjusted) (1)	Punitive Damages	Appeal Status
Martin	66%	$3,300,000	$25,000,000	Paid
Campbell	39%	3,040,000	—	Paid
Gray	60%	4,200,000	2,000,000	Paid
Hall	65%	3,250,000	12,500,000	Paid

Totals		$13,790,000	$39,500,000

(1)	Compensatory damages are adjusted to reflect the reduction required by the allocation of fault. Punitive damages are not adjusted and reflect the amount of the final judgment(s) signed by the trial court judge(s). The amounts listed above do not include attorneys’ fees or statutory interest that apply to the judgments.

The following chart reflects verdicts in individual Engle Progeny cases, pending as of December 31, 2012, in which a verdict has been returned against RJR Tobacco or B&W, or both. No liability for any of these cases has been recorded in RAI’s consolidated balance sheet as of December 31, 2012. This chart does not include the mistrials or verdicts returned in favor of RJR Tobacco or B&W, or both.

Plaintiff Case Name	Jurisdiction	RJR Tobacco Allocation of Fault	Compensatory Damages (as adjusted) (1)		Punitive Damages	Appeal Status
Sherman	Circuit Court, Broward County, (Fort Lauderdale, FL)	50%	$775,000		$—	Notice to invoke discretionary jurisdiction of Florida Supreme Court pending
Jimmie Lee Brown	Circuit Court, Broward County, (Fort Lauderdale, FL)	50%	600,000		—	Notice to invoke discretionary jurisdiction of Florida Supreme Court pending
Douglas	Circuit Court, Hillsborough County, (Tampa, FL)	5%	250,000		—	Decision pending — Florida Supreme Court
Cohen	Circuit Court, Broward County, (Fort Lauderdale, FL)	33.3%	3,300,000		10,000,000	Notice to invoke jurisdiction of Florida Supreme Court pending
Townsend	Circuit Court, Alachua County, (Gainesville, FL)	51%	5,500,000		20,000,000	Remittitur entered; notice of appeal filed with First DCA
Putney	Circuit Court, Broward County, (Fort Lauderdale, FL)	30%	4,500,000		2,500,000	Pending — Fourth DCA
Grossman	Circuit Court, Broward County, (Fort Lauderdale, FL)	25%	484,000		—	Liability affirmed; Reversed and remanded for new trial
Buonomo	Circuit Court, Broward County, (Fort Lauderdale, FL)	77.5%	4,060,000		15,700,000	Pending — Fourth DCA
Koballa	Circuit Court, Volusia County, (Daytona Beach, FL)	30%	300,000	(2)	—	Florida Supreme Court stayed pending Douglas
Webb	Circuit Court, Levy County, (Bronson, FL)	90%	3,600,000		25,000,000	Remittitur entered; notice of appeal filed with First DCA in October 2012
Kirkland	Circuit Court, Hillsborough County, (Tampa, FL)	10%	10,000		250,000	Pending — Second DCA

Mack	Circuit Court, Alachua County, (Gainesville, FL)	65%	1,885,000		—	Post-trial motions pending (3)
Andy Allen	Circuit Court, Duval County, (Jacksonville, FL)	45%	2,700,000		8,100,000	Pending — First DCA
Jewett	Circuit Court, Duval County, (Jacksonville, FL)	20%	218,600		—	Reversed and remanded for new trial
Reese	Circuit Court Miami-Dade County, (Miami, FL)	30%	1,070,000		—	Pending — Third DCA
Soffer	Circuit Court, Alachua County, (Gainesville, FL)	40%	2,000,000		—	Pending — First DCA
Ciccone	Circuit Court, Broward County, (Fort Lauderdale, FL)	30%	1,000,000		50,000	Pending — Fourth DCA
Weingart	Circuit Court, Palm Beach County, (West Palm Beach, FL)	3%	4,500		—	Pending — Fourth DCA
Bowman	Circuit Court, Duval County, (Jacksonville, FL)	30%	450,000		—	First DCA affirmed, per curiam
Sury	Circuit Court, Duval County, (Jacksonville, FL)	20%	500,000	(4)	—	Pending — First DCA
Hallgren	Circuit Court, Highlands County, (Sebring, FL)	25%	500,000		750,000	Pending — Second DCA
Ward	Circuit Court, Escambia County, (Pensacola, FL)	30%	300,000		1,700,000	Pending — First DCA
Emmon Smith	Circuit Court, Jackson County, (Marianna, FL)	70%	7,000,000		20,000,000	Pending — First DCA
Duke	US District Court, Middle District, (Orlando, FL)	25%	7,700		—	Pending — Eleventh Circuit
Calloway	Circuit Court, Broward County, (Fort Lauderdale, FL)	27%	4,025,000	(5)	17,250,000	Pending — Fourth DCA
Walker	US District Court, Middle District, (Jacksonville, FL)	10%	27,500		—	Pending — Eleventh Circuit
Hiott	Circuit Court, Duval County, (Jacksonville, FL)	40%	730,000		—	Pending — First DCA

Hancock	Circuit Court, Broward County, (Fort Lauderdale, FL)	5%	700	—	Pending — Fourth DCA
Sikes	Circuit Court, Duval County, (Jacksonville, FL)	51%	2,100,000	2,000,000	Post-trial motions pending (3)
James Smith	US District Court, Middle District, (Jacksonville, FL)	55%	330,000	20,000	Post-trial motions pending (3)
Schlenther	Circuit Court, Pinellas County, (Clearwater, FL)	50%	2,500,000	2,500,000	Post-trial motions pending (3)
Ballard	Circuit Court, Miami-Dade County, (Miami, FL)	55%	4,702,500	—	Post-trial motions pending (3)
Lock	Circuit Court, Pinellas County, (Clearwater, FL)	9%	103,500	—	Post-trial motions pending (3)
Williams	Circuit Court, Miami-Dade County, (Miami, FL)	85%	4,250,000	—	Post-trial motions pending (3)

Totals			$59,784,000	$125,820,000

(1)

Compensatory damages are adjusted to reflect the reduction required by the allocation of fault. Punitive damages are not adjusted and reflect the amount of the final judgment(s) signed by the trial court judge(s). The amounts listed above do not include attorneys’ fees or statutory interest that may apply to the judgments should they ever have to be paid.

(2)	The court in Koballa found RJR Tobacco not liable for the plaintiff’s injuries, but awarded compensatory damages. For a detailed description of the case, see “— Engle and Engle Progeny Cases” below.
(3)	Should the pending post-trial motions be denied, RJR Tobacco will file a notice of appeal with the appropriate appellate court.
(4)	The trial court held the defendants jointly and severally liable for the entire $1 million, even though the jury had allocated 60% of fault to the plaintiff and 20% of fault to a co-defendant.
(5)	In its ruling on the post-trial motions, the court determined that the jury’s apportionment of comparative fault did not apply to the compensatory damages award.

As of December 31, 2012, outstanding jury verdicts in favor of the Engle Progeny plaintiffs had been entered against RJR Tobacco in the amount of $59,784,000 in compensatory damages (as adjusted) and in the amount of $125,820,000 in punitive damages, for a total of $185,604,000. All of these verdicts are at various stages in the appellate process. No liability for pending smoking and health litigation related to Engle Progeny cases was recorded in RAI’s consolidated balance sheet as of December 31, 2012, and RJR Tobacco continues to believe that it has valid defenses in these cases, including the state preclusion law and federal due process issues that impact all Engle Progeny cases. Should RJR Tobacco not prevail in any particular individual Engle Progeny case or determine that in any individual Engle Progeny case an unfavorable outcome has become probable and the amount can be reasonably estimated, a loss would be recognized, which could have a material adverse effect on earnings and cash flows of RAI in a particular fiscal quarter or fiscal year.

This recognition of Engle Progeny cases as of December 31, 2012, is consistent with RAI’s and RJR Tobacco’s historic recognition related to such smoking and health litigation claims. It is the policy of RJR Tobacco and its affiliates to vigorously defend all such claims, including Engle Progeny cases. It is also the policy of RJR Tobacco to record any loss concerning litigation at such time as an unfavorable outcome becomes probable and the amount can be reasonably estimated on an individual case by case basis.

In 2004, a jury in Scott returned a verdict in favor of the “Louisiana class” for $591 million to establish a state-wide smoking cessation program. After multiple appeals, the Louisiana Fourth Circuit Court of Appeal amended the final judgment in favor of the class requiring the defendants to deposit with the court $242 million with judicial interest from July 21, 2008, until paid. After further proceedings, the defendants’ petition for writ of certiorari in the U.S. Supreme Court was denied on June 27, 2011. RJR Tobacco paid $139 million, the portion of the judgment allocated to RJR Tobacco and B&W, in the third quarter of 2011. In December 2011, the plaintiffs filed a motion for assessment of attorneys’ fees and costs for the prosecution of the case. On January 6, 2012, the defendants filed exceptions and motion to strike seeking to dismiss the plaintiffs’ motions, which were denied by the trial court. On April 4, 2012, the defendants filed an application for supervisory writs with the Louisiana Fourth Circuit Court of Appeal. In May 2012, the parties entered into an agreement that all fees and expenses will come from the fund, and no additional monies will come from the defendants.

In the U.S. Department of Justice case, brought in 1999 in the U.S. District Court for the District of Columbia, the government sought, among other forms of relief, the disgorgement of profits pursuant to the civil provisions of RICO. The U.S. Court of Appeals for the District of Columbia ruled in 2005 that disgorgement is not an available remedy in the case. The bench trial ended in June 2005, and the court, in August 2006, issued its ruling, among other things, finding certain defendants, including RJR Tobacco and B&W, liable for the RICO claims, imposing no direct financial penalties on the defendants, but ordering the defendants to make certain “corrective communications” in a variety of media and enjoining the defendants from using certain brand descriptors. Both sides appealed to the U.S. Court of Appeals for the District of Columbia. In May 2009, the U.S. Court of Appeals largely affirmed the findings against the tobacco company defendants and remanded to the trial court for further proceedings. The U.S. Supreme Court denied the parties’ petitions for writ of certiorari in June 2010. Post-remand proceedings are underway.

For a detailed description of these cases, see “— Engle and Engle Progeny Cases,” “— Class-Action Suits — Medical Monitoring and Smoking Cessation Case” and “— Health-Care Cost Recovery Cases — Department of Justice Case” below.

In November 1998, the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, entered into the MSA with 46 U.S. states, Washington, D.C. and certain U.S. territories and possessions. These cigarette manufacturers previously settled four other cases, brought on behalf of Mississippi, Florida, Texas and Minnesota, by separate agreements with each state. These State Settlement Agreements:

•	settled all health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions;

•	released the major U.S. cigarette manufacturers from various additional present and potential future claims;

•	imposed future payment obligations in perpetuity on RJR Tobacco, B&W and other major U.S. cigarette manufacturers; and

•	placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products.

Payments under the State Settlement Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relevant market share and inflation. See “— Health-Care Cost Recovery Cases — State Settlement Agreements” below for a detailed discussion of the State Settlement Agreements, including RAI’s operating subsidiaries’ monetary obligations under these agreements. RJR Tobacco records the allocation of settlement charges as products are shipped.

Scheduled Trials. Trial schedules are subject to change, and many cases are dismissed before trial. It is likely, however, that RJR Tobacco and other cigarette manufacturers will continue to have a similar number of tobacco-related trials it has had in recent years. There are eight cases, exclusive of Engle Progeny cases, scheduled for trial as of December 31, 2012 through 2013, for RJR Tobacco or its affiliates and indemnitees: two non-smoking and health cases, five individual smoking and health cases and the West Virginia IPIC case. There are 64 Engle Progeny cases against RJR Tobacco and/or B&W set for trial through December 31, 2013, but it is not known how many of these cases will actually be tried.

Trial Results. From January 1, 2010 through December 31, 2012, 86 smoking and health, Engle Progeny and health-care cost recovery cases in which RJR Tobacco or B&W were defendants were tried, including 8 trials for cases where mistrials were declared in the original proceedings. Verdicts in favor of RJR Tobacco, B&W and, in some cases, RJR Tobacco, B&W and other defendants, were returned in 44 cases, including 20 mistrials, tried in Florida (40), Missouri (1) and West Virginia (3). Verdicts in favor of the plaintiffs were returned in 38 cases tried in Florida, one in Connecticut, and one in New York. Two cases in Florida were dismissed during trial.

In the fourth quarter of 2012, seven Engle Progeny cases in which RJR Tobacco was a defendant were tried:

•

In James Smith v. R. J. Reynolds Tobacco Co ., the jury returned a verdict in favor of the plaintiff, found the decedent, Wanette Smith, to be 45% at fault and RJR Tobacco to be 55% at fault, and awarded $600,000 in compensatory damages and $20,000 in punitive damages.

•

In Schlenther v. R. J. Reynolds Tobacco Co ., the jury returned a verdict in favor of the plaintiff, found the decedent, Beverly Schlenther, to be 50% at fault and RJR Tobacco to be 50% at fault, and awarded $5 million in compensatory damages and $2.5 million in punitive damages.

•

In Ballard v. R. J. Reynolds Tobacco Co. , the jury returned a verdict in favor of the plaintiff, found the plaintiff to be 45% at fault and RJR Tobacco to be 55% at fault, and awarded $8.55 million in compensatory damages. Punitive damages were not at issue.

•

In Lock v. Philip Morris USA Inc ., the jury returned a verdict in favor of the plaintiff, found the plaintiff to be 82% at fault, RJR Tobacco to be 9% at fault and the remaining defendant to be 9% at fault, and awarded $1.15 million in compensatory damages. Punitive damages were not at issue.

•	In Cumbess v. R. J. Reynolds Tobacco Co ., the jury returned a verdict in favor of the defendant, RJR Tobacco.

•

In Virginia Williams v. R. J. Reynolds Tobacco Co ., the jury returned a verdict in favor of the plaintiff, found the decedent, Milton Williams, to be 15% at fault and RJR Tobacco to be 85% at fault, and awarded $5 million in compensatory damages. Punitive damages were not at issue.

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In the Mack v. R. J. Reynolds Tobacco Co . retrial, the jury returned a verdict in favor of the plaintiff, found the decedent, Peter Mack, Sr., to be 35% at fault and RJR Tobacco to be 65% at fault, and awarded $2.9 million in compensatory damages. Punitive damages were not at issue.

For a detailed description of the above-described cases, see “— Engle and Engle Progeny Cases” below.

In the fourth quarter of 2012, one non- Engle Progeny individual smoking and health case in which RJR Tobacco was a defendant was tried.

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In Clinton v. Brown & Williamson Holdings, Inc ., the jury returned a verdict in favor of the plaintiff and awarded $1.35 million in compensatory damages. Punitive damages and comparative fault were not at issue.

The following chart reflects the verdicts in the smoking and health cases or health-care cost recovery cases that have been tried and remain pending as of December 31, 2012, in which verdicts have been returned against RJR Tobacco or B&W, or both. For information on the verdicts in the Engle Progeny cases that have been tried and remain pending as of December 31, 2012, in which verdicts have been returned against RJR Tobacco or B&W, or both, see the Engle Progeny cases chart above. For information on the post-trial status of individual smoking and health cases and the Governmental Health Care Cost Recovery Case, see “— Individual Smoking and Health Cases,” and “— Health Care Cost Recovery Cases – Department of Justice Case,” respectively, below:

Date of Verdict	Case Name/Type	Jurisdiction	Verdict
December 18, 2003	Frankson v. Brown & Williamson Tobacco Corp. [Individual]	Supreme Court, Kings County (Brooklyn, NY)	$350,000 in compensatory damages; 50% fault assigned to B&W; $20 million in punitive damages, of which $6 million was assigned to B&W, and $2 million to a predecessor company.

February 2, 2005	Smith v. Brown & Williamson Tobacco Corp. [Individual]	Circuit Court, Jackson County (Independence, MO)

$2 million in compensatory damages; 25% of fault assigned to B&W, which reduced the award to $500,000; $20 million in punitive damages. In August 2009, a new trial on punitive damages was conducted and the jury awarded $1.5 million.

August 17, 2006	United States v. Philip Morris USA, Inc. [Governmental Health-Care Cost Recovery]	U.S. District Court, District of Columbia (Washington, DC)	RJR Tobacco and B&W were found liable for civil RICO claims; were enjoined from using certain brand descriptors and from making certain misrepresentations; and were ordered to make corrective communications on five subjects, including smoking and health and addiction, to reimburse the U.S. Department of Justice appropriate costs associated with the lawsuit, and to maintain document web sites.

Date of Verdict	Case Name/Type	Jurisdiction	Verdict
May 26, 2010	Izzarelli v. R. J. Reynolds Tobacco Co. [Individual]	U.S. District Court, District of Connecticut, (Bridgeport, CT)	$13.9 million in compensatory damages; 58% of fault assigned to RJR Tobacco, which reduced the award to $8.08 million against RJR Tobacco; $3.97 million in punitive damages.

December 12, 2012	Clinton v. Brown & Williamson Holdings, Inc. [Individual]	Supreme Court, New York County, (New York, NY)	$1.35 million in compensatory damages. Punitive damages were not at issue.

Individual Smoking and Health Cases

As of December 31, 2012, 105 individual cases were pending in the United States against RJR Tobacco, B&W, as its indemnitee, or both. This category of cases includes smoking and health cases alleging personal injury brought by or on behalf of individual plaintiffs, but does not include the Broin II, Engle Progeny or West Virginia IPIC cases discussed below. A total of 103 of the individual cases are brought by or on behalf of individual smokers or their survivors, while the remaining two cases are brought by or on behalf of individuals or their survivors alleging personal injury as a result of exposure to environmental tobacco smoke, referred to as ETS.

Below is a description of the individual smoking and health cases against RJR Tobacco or B&W, or both, which went to trial or were decided during the period from January 1, 2012 to December 31, 2012, or remained on appeal as of December 31, 2012.

On December 18, 2003, the jury returned a verdict in favor of the plaintiff in Frankson v. Brown & Williamson Tobacco Corp., a case filed in August 2000 in Supreme Court, Kings County, New York, awarded $350,000 in compensatory damages and eventually returned a verdict of $20 million in punitive damages against the defendants in an action brought against the major U.S. cigarette manufacturers, including RJR Tobacco, who was dismissed prior to trial, and B&W. Other manufacturers were dismissed before trial. The plaintiff, Gladys Frankson, alleged that Mr. Frankson became addicted to nicotine, was unable to stop smoking, developed lung cancer and died as a result. The defendants as a group and the deceased smoker were each found to be 50% at fault. On January 9, 2004, the jury awarded $20 million in punitive damages, assigning $6 million to B&W and $2 million to American Tobacco, a predecessor company to B&W. In June 2004, the parties’ post-trial motions were denied by the trial judge, except that the trial judge granted a new trial unless the parties consented to an increase in compensatory damages to $500,000 and a decrease in punitive damages to $5 million, of which $4 million would be assigned to B&W. The plaintiff stipulated to the reduction in punitive damages in January 2005. Defendants filed a notice of appeal of the orders on post-trial motions in January 2005. In July 2006, the Appellate Division, New York Supreme Court, Second Department, directed that the plaintiffs’ claims for design defect be dismissed, but otherwise affirmed the orders denying defendants’ post-trial motions. Following remand from this appellate decision, the plaintiff withdrew her request for additur of the compensatory damages, and in December 2006, the trial judge granted this request, and reinstated the original $350,000 compensatory damages jury verdict.

On June 26, 2007, final judgment was entered against the defendants in the amount of approximately $6.8 million, including interest through the date the judgment was entered and costs. The defendants filed a notice of appeal to the Appellate Division, New York Supreme Court, Second Department. Pursuant to its agreement to indemnify B&W, RJR Tobacco posted a supersedeas bond in the amount of $8.018 million. In September 2009, the New York Supreme Court, Appellate Division, affirmed the compensatory damages award, set aside the punitive damages award and remanded the case to the Kings County Supreme Court for a new trial on punitive damages. No date has been set for the punitive damages retrial. In July 2012, the defendants filed a motion for summary judgment dismissing the plaintiff’s claims for punitive damages. Argument on the motion occurred on August 28, 2012. A decision is pending. The plaintiff has told the court that she may renew her request for an additur as to the amount of compensatory damages, if the court grants the defendants’ motion for summary judgment.

On February 1, 2005, the jury returned a split verdict in Smith v. Brown & Williamson Tobacco Corp., a case filed in May 2003 in Circuit Court, Jackson County, Missouri, finding in favor of B&W on two counts, fraudulent concealment and conspiracy, and finding in favor of the plaintiffs on negligence, which incorporates failure to warn and product defect claims. The plaintiffs were awarded $2 million in compensatory damages and $20 million in punitive damages; however, the jury found the plaintiff to be 75% at fault and B&W 25% at fault, and thus the compensatory award was reduced to $500,000. The Missouri Court of Appeals affirmed the compensatory damages award and ordered a new trial on punitive damages. On July 29, 2009, RJR Tobacco, on behalf of B&W, paid the compensatory damages verdict, plus interest, in the amount of approximately $700,000. In August 2009, the jury in the punitive damages retrial returned a verdict for the plaintiffs, finding B&W liable for damages for aggravating circumstances and awarded the plaintiffs $1.5 million in punitive damages. The court denied the plaintiffs’ and the defendant’s post-trial motions. B&W and the plaintiffs filed notices of appeal in December 2009. In October 2012, the Missouri Court of Appeals reversed the punitive damages award entered in August 2009, and remanded the case for a new trial on punitive damages. In November 2012, B&W filed an application for transfer to the Missouri Supreme Court, which was granted in December 2012.

On May 26, 2010, a jury returned a verdict in favor of the plaintiff in Izzarelli v. R. J. Reynolds Tobacco Co ., a case filed in December 1999 in the U.S. District Court for the District of Connecticut. The plaintiff sought to recover damages for personal injuries that the plaintiff alleges she sustained as a result of unsafe and unreasonably dangerous cigarette products and for economic losses she sustained as a result of unfair trade practices of the defendant. The jury found RJR Tobacco to be 58% at fault and the plaintiff to be 42% at fault, awarded $13.9 million in compensatory damages and found the plaintiff to be entitled to punitive damages. In December 2010, the court awarded the plaintiff $3.97 million in punitive damages. Final judgment was entered on December 30, 2010, in the amount of $11.95 million. The court granted the plaintiff’s motion for offer of judgment interest, and awarded the plaintiff $15.8 million for the period of December 6, 1999 up to and including December 5, 2010, and approximately $4,000 per day thereafter until an amended judgment was entered. The amended judgment was entered in the amount of approximately $28.1 million on March 4, 2011. RJR Tobacco filed a notice of appeal in September 2011. Briefing is complete. Oral argument has not been scheduled.

On May 19, 2011, a jury returned a verdict in favor of RJR Tobacco in Hargroves v. R. J. Reynolds Tobacco Co ., a case filed in December 2005 in the Circuit Court, Hillsborough County, Florida. The plaintiff alleged that as a result of using the defendant’s products, the decedent, Debra Hargroves, suffered from lung cancer, emphysema, heart disease and other smoking-related diseases and/or conditions. Final judgment was entered in May 2011. The plaintiff filed a notice of appeal, and RJR Tobacco filed a notice of cross appeal in August 2011. On April 30, 2012, RJR Tobacco dismissed its cross appeal. The plaintiff’s appeal remains pending. Briefing is complete. Oral argument is scheduled for February 19, 2013.

On December 12, 2012, in Clinton v. Brown & Williamson Holdings, Inc ., a jury returned a verdict in favor of the plaintiff and awarded $1.35 million in compensatory damages. The case was filed in the Supreme Court, New York County, New York. The plaintiff alleged that as a result of using the defendant’s products, the decedent, William Champagne, suffered from lung cancer. The plaintiff sought $100 million in compensatory damages. The defendants removed the case to the U.S. District Court for the Southern District of New York in 2005. Final judgment against B&W in the amount of approximately $1.35 million was entered in December 2012. Post-trial motions are pending.

West Virginia IPIC

In West Virginia, as of December 31, 2012, 564 individual claims remain pending in a consolidated action, In re: Tobacco Litigation Individual Personal Injury Cases. The defendants are Philip Morris, Lorillard and RJR Tobacco (including claims concerning The American Tobacco Company and B&W). The Case Management Order currently calls for these cases to be resolved in a two phase procedure — a common issue trial in Phase I, and, if plaintiffs prevail on one or more issues, a Phase II, consisting of individual trials of liability, medical causation, compensatory damages and punitive damages for each of the individual plaintiffs. The Phase I trial will focus on whether defendants manufactured defective products, whether their conduct was tortious and whether their conduct meets the standard for a potential award of punitive damages under West Virginia law. There will be no lump sum award of punitive damages and the Phase I jury will not be asked to set a punitive multiplier. Instead, if the jury finds that a defendant’s conduct meets the punitive standard, then plaintiffs in their individual trials in Phase II will have the chance to ask Phase II juries to consider awarding punitive damages to each plaintiff on a case-by-case basis. Phase I trials were initiated twice in 2010 in Kanawha County (Charleston), resulting in mistrials in February and June 2010, due to an inability to find a sufficient number of impartial jurors from which to select a jury. The court moved the case to Ohio County (Wheeling), and the Phase I trial commenced again on October 19, 2011. The court declared a mistrial on November 8, 2011. A new trial has been scheduled for April 15, 2013.

Engle and Engle Progeny Cases

Trial began in July 1998 in Engle v. R. J. Reynolds Tobacco Co., a case filed in May 1994, in Circuit Court, Miami-Dade County, Florida, in which a class consisting of Florida residents, or their survivors, alleged diseases or medical conditions caused by their alleged “addiction” to cigarettes. The action was brought against the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, seeking actual damages and punitive damages in excess of $100 billion each and the creation of a medical fund to compensate individuals for future health-care costs. In July 1999, the jury found against RJR Tobacco, B&W and the other cigarette-manufacturer defendants in the initial phase, which included alleged common issues related to certain elements of liability, general causation and a potential award of, or entitlement to, punitive damages.

On July 14, 2000, in the second phase of the trial, the jury returned a punitive damages verdict in favor of the “Florida class” of approximately $145 billion against all the defendants, with approximately $36.3 billion and $17.6 billion being assigned to RJR Tobacco and B&W, respectively.

In November 2000, the trial judge denied all post-trial motions and entered judgment. The Third DCA reversed the trial court’s final judgment and remanded the case to the Miami-Dade County Circuit Court with instructions to decertify the class. The class appealed, and the Florida Supreme Court accepted the case in May 2004.

In July 2006, the court affirmed the dismissal of the punitive damages award and decertified the class, on a going-forward basis. The court preserved a number of class-wide findings from Phase I of the trial, including that cigarettes can cause certain diseases, that nicotine is addictive and that defendants placed defective and unreasonably dangerous cigarettes on the market, and authorized former class members to avail themselves of those findings under certain conditions in individual lawsuits, provided they commence those lawsuits within one year of the date the court’s decision became final. The court specified that the eligible plaintiffs are confined to those Florida citizen residents who suffered or died from smoking-related illnesses that “manifested” themselves on or before November 21, 1996, and that were caused by an addiction to cigarettes that contain nicotine.

In August 2006, RJR Tobacco and the other defendants filed a rehearing motion arguing, among other things, that the findings from the Engle trial were not sufficiently specific to serve as the basis for further proceedings and that the Florida Supreme Court’s decision denied the defendants due process. The plaintiffs also filed a rehearing motion arguing that some smokers who became sick after November 21, 1996, and who were therefore not class members, should nevertheless have the statute of limitations tolled since they may have refrained from filing suit earlier in the mistaken belief that they were Engle class members. In December 2006, the Florida Supreme Court withdrew its July 2006 decision, and issued a revised opinion, in which it set aside the jury’s findings of a conspiracy to misrepresent and clarified that the Engle jury’s finding on express warranty were preserved for use by eligible plaintiffs. The court also denied the plaintiffs’ motion and confirmed that the eligible plaintiffs were limited to those individuals who developed alleged smoking-related illnesses that manifested themselves on or before November 21, 1996.

In the fourth quarter of 2007, the defendants’ petition for writ of certiorari and petition for rehearing with the U.S. Supreme Court were both denied.

Pursuant to the Florida Supreme Court’s July 2006 ruling in Engle v. R. J. Reynolds Tobacco Co., which decertified the class, eligible plaintiffs had one year from January 11, 2007, in which to file individual lawsuits. In addition, some individuals who filed suit prior to January 11, 2007, and who claimed they meet the conditions in Engle, also attempted to avail themselves of the Engle ruling. Lawsuits by individuals requesting the benefit of the Engle ruling, whether filed before or after the January 11, 2007, mandate, are referred to as the Engle Progeny cases. As of December 31, 2012, RJR Tobacco had been served in 5,756 Engle Progeny cases in both state and federal courts in Florida. These cases include approximately 6,937 plaintiffs. Many of these cases are in active discovery or nearing trial.

Three federal district courts ruled that the findings in the first phase of the Engle proceedings cannot be used to satisfy elements of plaintiffs’ claims, and two of those rulings, in Bernice Brown v. R. J. Reynolds Tobacco Co . and Burr v. Philip Morris USA, Inc ., were certified by the trial court for interlocutory review. In July 2010, the Eleventh Circuit held, as a matter of Florida law, that the findings from the first phase of the Engle proceedings cannot be given greater effect than what the Engle jury found. Because it rejected plaintiffs’ approach on state-law grounds, the court did not find it necessary to consider whether that approach would violate the Due Process Clause of the U.S. Constitution.

On December 14, 2010, the First DCA rejected the Eleventh Circuit’s holding and concluded, in the Martin v. R. J. Reynolds Tobacco Co . case, that the Engle findings “establish the conduct of elements” of plaintiffs’ claims. On July 19, 2011, the Florida Supreme Court denied RJR Tobacco’s request to review the decision of the intermediate state appellate court, and on March 26, 2012, the U.S. Supreme Court denied RJR Tobacco’s petition for writ of certiorari. On September 21, 2011, the Fourth DCA in Jimmie Lee Brown disagreed on state-law grounds with the First DCA’s decision in Martin as well as the Eleventh Circuit in Bernice Brown . On March 30, 2012, the Second DCA in Douglas also disagreed with the First DCA’s decision in Martin , the Fourth DCA’s decision in Jimmie Lee Brown , and the Eleventh Circuit in Bernice Brown. On April 11, 2012, the Third DCA in Frazier approved the plaintiff’s preferred use of the Engle findings without further explanation. RJR Tobacco has sought review of both Jimmie Lee Brown and Douglas with the Florida Supreme Court. The defendants also asked the federal district court in Jacksonville to rule on their constitutional due process objection to the use of the Engle findings to satisfy elements of the plaintiffs’ claims. The court ruled that application of the Engle findings would not violate the defendants’ due process rights. RJR Tobacco sought interlocutory review of the decision in the Eleventh Circuit, but the district court declined to certify the order for review.

In June 2009, Florida amended its existing bond cap statute by adding a $200 million bond cap that applied to all Engle Progeny cases in the aggregate. In May 2011, Florida removed the provision that allowed it to expire on December 31, 2012. The bond cap for any given individual Engle Progeny case varies depending on the number of judgments in effect at a given time, but never exceeds $5 million per case. The legislation, which became effective in June 2009 and 2011, applies to judgments entered after the original 2009 effective date.

Below is a description of the Engle Progeny cases against RJR Tobacco or B&W, or both, which went to trial or were decided during the period from January 1, 2012 to December 31, 2012, or remained on appeal as of December 31, 2012.

On May 5, 2009, in Sherman v. R. J. Reynolds Tobacco Co., a case filed in September 2007 in the Circuit Court, Broward County, Florida, a jury returned a verdict in favor of the plaintiff. The plaintiff, Melba Sherman, alleged that as a result of using the defendant’s products, the decedent, John Sherman, developed lung cancer and died. The plaintiff sought compensatory damages and an unspecified amount of punitive damages. On May 8, 2009, the jury awarded compensatory damages of $1.55 million and found the decedent to be 50% at fault. No punitive damages were awarded. The court entered final judgment in the amount of $775,000 in June 2009. RJR Tobacco filed a notice of appeal to the Fourth DCA, and posted a supersedeas bond in the amount of approximately $900,000. The plaintiff filed a notice of cross appeal of the final judgment in July 2009. In February 2012, the Fourth DCA affirmed the trial court’s decision. In March 2012, RJR Tobacco filed a notice to invoke discretionary jurisdiction of the Florida Supreme Court. A decision is pending.

On May 20, 2009, in Jimmie Lee Brown v. R. J. Reynolds Tobacco Co., a case filed in March 2007, in the Circuit Court, Broward County, Florida, a jury returned a verdict in favor of the plaintiff. The plaintiff alleged that the decedent, Roger Brown, developed smoking related diseases, which resulted in his death. The plaintiff sought compensatory damages and an unspecified amount of punitive damages. The jury later returned a verdict that the decedent was 50% at fault for his injuries and awarded compensatory damages of $1.2 million. No punitive damages were awarded. RJR Tobacco’s post-trial motions were denied, and the court entered final judgment in the amount of $600,000. RJR Tobacco filed a notice of appeal to the Fourth DCA and posted a supersedeas bond in the amount of approximately $700,000. The Fourth DCA affirmed the trial court’s judgment. RJR Tobacco’s motion for certification to the Florida Supreme Court was denied on October 21, 2011. RJR Tobacco filed a notice to invoke discretionary jurisdiction of the Florida Supreme Court. A decision is pending.

On February 25, 2010, in Grossman v. R. J. Reynolds Tobacco Co ., a case filed in December 2007 in the Circuit Court, Broward County, Florida, the court declared a mistrial due to the jury’s inability to reach a decision. The plaintiff alleged that as a result of an addiction to cigarettes, the decedent, Laura Grossman, developed lung cancer and died. The plaintiff sought damages in excess of $15,000 and all taxable costs and interest. Retrial began in March 2010. On April 21, 2010, the jury returned a verdict in favor of the plaintiff in Phase I. In April 2010, the jury awarded $1.9 million in compensatory damages and no punitive damages. The jury also found RJR Tobacco to be 25% at fault, the decedent to be 70% at fault and the decedent’s spouse to be 5% at fault. Final judgment was entered in June 2010, in the amount of $483,682. RJR Tobacco filed a notice of appeal to the Fourth DCA and posted a supersedeas bond in the amount of approximately $484,000. The plaintiff filed a notice of cross appeal. RJR Tobacco’s motion to stay the case pending the Florida Supreme Court’s decision in Douglas v. Philip Morris USA, Inc ., discussed below, was denied. In June 2012, the Fourth DCA entered an opinion that affirmed the trial court’s judgment on liability, but remanded the case for a new trial on all damages issues. In October 2012, RJR Tobacco filed a notice to invoke the discretionary jurisdiction of the Florida Supreme Court. A decision is pending. Retrial has been scheduled for July 11, 2013.

On March 10, 2010, in Douglas v. Philip Morris USA, Inc., a case filed in October 2007 in Circuit Court, Hillsborough County, Florida, a jury returned a verdict for the plaintiff, found the decedent, Charlotte Douglas, to be 50% at fault, RJR Tobacco to be 5% at fault and the remaining defendants to be 45% at fault, and awarded $5 million in compensatory damages. No punitive damages were awarded. The plaintiff alleged that as a result of the decedent’s addiction to smoking the defendants’ cigarettes, she suffered bodily injury and died. In March 2010, the court entered final judgment against RJR Tobacco in the amount of $250,000. RJR Tobacco filed a notice of appeal to the Second DCA, and posted a supersedeas bond in the amount of $250,000. On March 30, 2012, the Second DCA affirmed the trial court’s decision. However, the court agreed that the issue of due process is one that will be applicable to the many Engle Progeny cases being considered by the trial courts and certified the question regarding the due process issue to the Florida Supreme Court as being one of great importance. RJR Tobacco filed a notice to invoke the discretionary jurisdiction of the Florida Supreme Court. The Florida Supreme Court accepted jurisdiction in May 2012. Oral argument occurred on September 6, 2012. A decision is pending.

On March 10, 2010, in Cohen v. R. J. Reynolds Tobacco Co ., a case filed in May 2007 in the Circuit Court, Broward County, Florida, a jury returned a verdict in favor of the plaintiff. The plaintiff alleged that the decedent, Nathan Cohen, developed lung cancer as a result of using the defendants’ products, and sought in excess of $15,000 compensatory damages and unspecified punitive damages. On March 24, 2010, the jury awarded the plaintiff $10 million in compensatory damages, and found the decedent to be 33.3% at fault, RJR Tobacco to be 33.3% at fault and the remaining defendant to be 33.3% at fault. The jury also awarded $20 million in punitive damages, of which $10 million was assigned to RJR Tobacco. In July 2010, the court entered final judgment against RJR Tobacco in the amount of $3.33 million in compensatory damages and $10 million in punitive damages and the plaintiff filed a motion to amend or alter the final judgment. The court entered an amended judgment in September 2010 to include interest from the date of the verdict. RJR Tobacco filed a notice of appeal to the Fourth DCA and posted a supersedeas bond in the amount of $2.5 million in October 2010. In September 2012, the Fourth DCA affirmed the liability finding and the compensatory damages award, but reversed the finding of entitlement to punitive damages, and remanded for a retrial limited to the issue of liability for concealment and conspiracy. In December 2012, the defendants’ motion for rehearing, and the plaintiff’s motion for rehearing or for certification to the Florida Supreme Court were denied. The defendants and the plaintiff filed separate notices to invoke the discretionary jurisdiction of the Florida Supreme Court in January 2013. A decision is pending.

On April 13, 2010, in Clay v. R. J. Reynolds Tobacco Co ., a case filed in December 2007 in the Circuit Court, Escambia County, Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Janie Mae Clay, to be 30% at fault, RJR Tobacco to be 60% at fault and the remaining defendant to be 10% at fault, and awarded $3.5 million in compensatory damages. The plaintiff alleged that the decedent developed addiction, chronic obstructive pulmonary disease and other conditions and diseases as a result of using the defendants’ products. On April 14, 2010, the jury awarded $18 million in punitive damages, of which $17 million was assigned to RJR Tobacco. The court entered final judgment against RJR Tobacco in the amount of $2.1 million in compensatory damages and $17 million in punitive damages in September 2010. RJR Tobacco filed a notice of appeal to the First DCA and posted a supersedeas bond in the amount of approximately $4.7 million. The plaintiff filed a notice of cross appeal. In January 2012, the First DCA affirmed per curiam the trial court’s decision based on its prior ruling in Martin . RJR Tobacco posted a supersedeas bond in the amount of $14 million. This bond replaced the original bond posted and stayed execution of the judgment to allow RJR Tobacco to seek review with the U.S. Supreme Court. RJR Tobacco filed a petition for writ of certiorari to the U.S. Supreme Court in August 2012. The U.S. Supreme Court denied RJR Tobacco’s petition for writ of certiorari in November 2012. RJR Tobacco paid the judgment in the fourth quarter of 2012.

On April 21, 2010, in Townsend v. R. J. Reynolds Tobacco Co ., a case filed in December 2007 in the Circuit Court, Alachua County, Florida, a jury returned a verdict in favor of the plaintiff, found RJR Tobacco to be 51% at fault and the decedent, Frank Townsend, to be 49% at fault, and awarded $10.8 million in compensatory damages and $80 million in punitive damages. The plaintiff alleged that the decedent suffered from lung cancer and other conditions and diseases as a result of smoking the defendant’s products. Final judgment was entered on April 29, 2010, in the amount of $5.5 million in compensatory damages and $40.8 million in punitive damages, which represents 51% of the original damages awards. RJR Tobacco filed a notice of appeal to the First DCA and posted a supersedeas bond in the amount of $5 million. In February 2012, the First DCA affirmed the compensatory damages verdict, but remanded the case to the trial court for remittitur of the punitive damages or a potential new trial on punitive damages. RJR Tobacco and the plaintiff filed motions to invoke the discretionary jurisdiction of the Florida Supreme Court in May 2012. A decision is pending. In June 2012, the trial court entered an order that remitted the punitive damages award to $20 million. The plaintiff consented, and an amended final judgment was entered against RJR Tobacco in the amount of $5.5 million in compensatory damages and $20 million in punitive damages. RJR Tobacco filed a notice of rejection of the remittitur and a demand for a new trial on the punitive damages issue. RJR Tobacco also filed a notice of appeal of the amended final judgment entered in June 2012. Briefing is complete. Oral argument has not been scheduled.

On April 26, 2010, in Putney v. R. J. Reynolds Tobacco Co ., a case filed in December 2007 in the Circuit Court, Broward County, Florida, a jury returned a verdict in favor of the plaintiff, finding the decedent, Margot Putney, to be 35% at fault, RJR Tobacco to be 30% at fault and the remaining defendants to be 35% at fault, and awarded $15.1 million in compensatory damages and $2.5 million in punitive damages each against RJR Tobacco and the remaining defendants. The plaintiff alleged that the decedent suffered from nicotine addiction and lung cancer as a result of using the defendants’ products. In August 2010, final judgment was entered against RJR Tobacco in the amount of $4.5 million in compensatory damages, and $2.5 million in punitive damages. RJR Tobacco filed a notice of appeal and the plaintiff filed a notice of cross appeal. In December 2010, the court entered an amended final judgment to provide that interest would run from April 26, 2010. The defendants filed a joint notice of appeal to the Fourth DCA of the amended final judgment, and RJR Tobacco posted a supersedeas bond in the amount of approximately $2.4 million. Oral argument occurred on September 27, 2012. A decision is pending.

On May 20, 2010, in Buonomo v. R. J. Reynolds Tobacco Co ., a case filed in October 2007 in the Circuit Court, Broward County, Florida, a jury returned a verdict in favor of the plaintiff, found RJR Tobacco to be 77.5% at fault and the decedent, Matthew Buonomo, to be 22.5% at fault, and awarded $5.2 million in compensatory damages and $25 million in punitive damages. The plaintiff alleged that the decedent was addicted to cigarettes and as a result developed one or more smoking related medical conditions and/or diseases. Post-trial motions were denied, but the court, in accordance with the Florida statutory limitation on punitive damage awards, ordered the punitive damage award of $25 million be reduced to $15.7 million – three times the compensatory damages award of $5.2 million. In August 2010, the court entered final judgment in the amount of $4.06 million in compensatory damages and $15.7 million in punitive damages. RJR Tobacco filed a notice of appeal to the Fourth DCA and posted a supersedeas bond in the amount of $5 million. The plaintiff also filed a notice of appeal. Briefing is complete. Oral argument has not been scheduled.

On October 15, 2010, in Frazier v. Philip Morris USA Inc ., a case filed in December 2007 in the Circuit Court, Miami-Dade County, Florida, the jury returned a verdict in favor of the defendants. The plaintiff alleged that as a result of smoking defendants’, including RJR Tobacco’s, products she developed chronic obstructive pulmonary disease. Final judgment was entered in February 2011. The plaintiff filed a notice of appeal to the Third DCA, and the defendants filed a cross appeal. On April 11, 2012, the Third DCA reversed the trial court’s judgment, directed entry of judgment in the plaintiff’s favor and ordered a new trial. The Third DCA has issued its mandate. On July 9, 2012, the defendants filed a notice to invoke the discretionary jurisdiction of the Florida Supreme Court. A decision is pending.

On August 5, 2010, in Piendle v. R. J. Reynolds Tobacco Co. , a case filed in November 2007, in the Circuit Court, Palm Beach County, Florida, a jury returned a verdict in favor of the plaintiff, found RJR Tobacco to be 27.5% at fault, the decedent, Charles Piendle, to be 45% at fault and the remaining defendants to be 27.5% at fault, and awarded $4 million in compensatory damages. The plaintiff alleged that as a result of smoking the defendants’ products, the decedent suffered from lung cancer and other smoking-related medical conditions and/or diseases. On August 19, 2010, the jury returned a punitive damages verdict in the amount of $180,000 against RJR Tobacco. In September 2010, the court entered final judgment against RJR Tobacco in the amount of $1.1 million in compensatory damages and $180,000 in punitive damages. The defendants filed a notice of appeal to the Fourth DCA and posted a supersedeas bond in the amount of $1.28 million. In June 2012, the Fourth DCA affirmed the judgment, per curiam. After exhausting its appeals, RJR Tobacco paid the judgment in the fourth quarter of 2012.

On August 26, 2010, in Budnick v. R. J. Reynolds Tobacco Co ., a case filed in December 2007, in the Circuit Court, Broward County, Florida, a jury returned a verdict in favor of RJR Tobacco. The plaintiff alleged that the decedent, Leonard Budnick, was addicted to cigarettes manufactured by the defendants, and as a result, developed one or more smoking related medical conditions and/or diseases. The plaintiff filed a notice of appeal to the Fourth DCA. In December 2012, the Fourth DCA affirmed the final judgment entered in favor of RJR Tobacco. The plaintiff did not seek review by the Florida Supreme Court. The deadline to seek review by the U.S. Supreme Court is March 21, 2013.

On October 29, 2010, in Koballa v. Philip Morris USA Inc ., a case filed in December 2007, in the Circuit Court, Volusia County, Florida against tobacco industry defendants, including RJR Tobacco, the court declared a mistrial after the jury informed the court that they were unable to reach a verdict. The plaintiff alleges that as a result of the use of the defendants’ defective and unreasonably dangerous tobacco products, she suffers from, or has suffered from, nicotine addiction, lung cancer and other smoking related medical conditions and/or diseases. Retrial began on March 21, 2011, and on March 31, 2011, the jury returned an inconsistent verdict. The jury found that RJR Tobacco was not liable for the plaintiff’s injuries, but found that her past injuries were worth $1 million with the plaintiff being 70% at fault and RJR Tobacco 30% at fault. The court entered final judgment in August 2011. RJR Tobacco filed a notice of appeal to the Fifth DCA and posted a supersedeas bond in the amount of $300,000. In September 2012, the Fifth DCA affirmed the trial court’s judgment, per curiam. RJR Tobacco’s motion for a written opinion was granted in October 2012. In November 2012, RJR Tobacco filed a notice to invoke the discretionary jurisdiction of the Florida Supreme Court. The Florida Supreme Court has stayed the case pending resolution of Douglas v. Philip Morris USA, Inc. , described above.

On November 4, 2010, in Vasko v. R. J. Reynolds Tobacco Co ., a case filed in January 2008, in the Circuit Court, Broward County, Florida, a jury returned a verdict in favor of RJR Tobacco. The jury found that the plaintiff’s claim was barred by the statute of limitations. The plaintiff alleged that the decedent, John Vasko, was addicted to cigarettes manufactured by the defendants, and as a result, developed one or more smoking related medical conditions and/or diseases, including lung cancer. Final judgment was entered, and the plaintiff filed a notice of appeal to the Fourth DCA. Briefing is complete. Oral argument has not been scheduled.

On November 15, 2010, in Webb v. R. J. Reynolds Tobacco Co ., a case filed in December 2007, in the Circuit Court, Levy County, Florida, a jury returned a verdict in favor of the plaintiff, found RJR Tobacco to be 90% at fault and the decedent, James Horner, to be 10% at fault, and awarded $8 million in compensatory damages and $72 million in punitive damages. The plaintiff alleged that as a result of smoking the defendant’s products, the decedent developed one or more smoking related medical conditions and/or diseases. The court entered final judgment in

November 2010. RJR Tobacco filed a notice of appeal to the First DCA and posted a supersedeas bond in the amount of $5 million. The plaintiff filed a notice of cross appeal. In April 2012, the First DCA affirmed the liability verdict, but ordered a remittitur or a new trial on damages. The trial court entered an order of remittitur or, alternatively, for a new trial. The court ordered that the compensatory damage award be reduced to $4 million and the punitive damage award be reduced to $25 million. The plaintiff consented to the remitted judgment, and RJR Tobacco filed a notice of rejection of the remittitur and demand for a new trial. The trial court entered an amended final judgment in September 2012. RJR Tobacco filed a notice of appeal to the First DCA of the amended final judgment in October 2012. Briefing is underway. In November 2012, the Florida Supreme Court denied RJR Tobacco’s petition for review of the First DCA’s decision. RJR Tobacco’s appeal of the amended final judgment remains pending.

On February 10, 2011, in Kirkland v. R. J. Reynolds Tobacco Co ., a case filed in January 2008, in the Circuit Court, Hillsborough County, Florida, a jury returned a verdict in favor of the plaintiff, found RJR Tobacco to be 10% at fault and the plaintiff to be 90% at fault, and awarded $100,000 in compensatory damages. The jury also awarded the plaintiff $250,000 in punitive damages. The plaintiff alleged that he was addicted to cigarettes, and as a result, developed larynx cancer and other smoking related medical conditions and/or diseases.

Final judgment was entered in March 2011. The plaintiff filed a notice of appeal to the Second DCA on April 12, 2011. RJR Tobacco filed a notice of cross appeal and posted a supersedeas bond in the amount of $260,000. In January 2012, the plaintiff voluntarily dismissed his appeal. RJR Tobacco’s appeal remains pending. Briefing is underway.

On March 18, 2011, in Mack v. R. J. Reynolds Tobacco Co ., a case filed in June 2008, in the Circuit Court, Alachua County, Florida, a jury returned a verdict in favor of the plaintiff, found RJR Tobacco to be 51% at fault and the decedent, Peter Mack, Sr., to be 49% at fault, and awarded $1 million in compensatory damages. No punitive damages were awarded. The plaintiff alleged that due to the decedent’s addiction to cigarettes, he developed bronchitis and lung cancer. In April 2011, final judgment was entered in favor of the plaintiff. RJR Tobacco appealed, and the First DCA reversed the trial court’s judgment and remanded the case for a new trial. Retrial began on December 3, 2012. On December 14, 2012, the jury returned a verdict in favor of the plaintiff, found the decedent to be 35% at fault and RJR Tobacco to be 65% at fault and awarded $2.9 million in compensatory damages. RJR Tobacco filed a notice of appeal and posted a supersedeas bond in the amount of $1,885,000. Briefing is underway.

On March 28, 2011, in Oliva v. R. J. Reynolds Tobacco Co ., a case filed in November 2007, in the Circuit Court, Duval County, Florida, a jury returned a verdict in favor of the defendants, including RJR Tobacco. The plaintiff alleged that as a result of smoking the defendants’ cigarettes, he developed chronic obstructive pulmonary disease and other smoking related diseases. Final judgment was entered in April 2011. The plaintiff filed a notice of appeal to the First DCA, and the defendants filed a notice of cross appeal in June 2011. Oral argument is scheduled for February 12, 2013.

On April 13, 2011, in Tullo v. R. J. Reynolds Tobacco Co ., a case filed in December 2007, in the Circuit Court, Palm Beach County, Florida, a jury returned a verdict in favor of RJR Tobacco and the plaintiff, but against the remaining defendants. The jury awarded $4.5 million in compensatory damages and no punitive damages. The jury found the decedent, Dominick Tullo, to be 45% at fault and the remaining defendants cumulatively to be 55% at fault. The plaintiff alleged that the decedent was addicted to cigarettes manufactured by the defendants, and as a result, developed chronic obstructive pulmonary disease and other smoking related illnesses and/or diseases. The plaintiff sought in excess of $15,000 against each defendant, taxable costs and interest. The court denied the plaintiff’s motion for a new trial against RJR Tobacco and denied the remaining defendants’ post-trial motions in June 2011. The remaining defendants have filed an appeal to the Fourth DCA, and the plaintiff filed a cross appeal. The plaintiff also filed a notice of appeal of the order denying the plaintiff’s motion for new trial against RJR Tobacco. RJR Tobacco filed a cross appeal of the same order. Briefing is complete. Oral argument has not been scheduled.

On April 26, 2011, in Andy Allen v. R. J. Reynolds Tobacco Co ., a case filed in September 2007, in the Circuit Court, Duval County, Florida, a jury returned a verdict in favor of the plaintiff, found RJR Tobacco to be 45% at fault, the decedent, Patricia Allen, to be 40% at fault and the remaining defendant to be 15% at fault, and awarded $6 million in compensatory damages and $17 million in punitive damages against each defendant. The plaintiff alleged that as a result of smoking the defendants’ products, the decedent developed chronic obstructive pulmonary disease. Final judgment was entered against RJR Tobacco in the amount of $19.7 million in May 2011. In October 2011, the court entered a remittitur of the punitive damages to $8.1 million and denied all other post-trial motions. The defendants filed a joint notice of appeal, and the plaintiff filed a notice of cross appeal in November 2011. Oral argument occurred on January 16, 2013. A decision is pending.

On May 20, 2011, in Reese v. R. J. Reynolds Tobacco Co ., a case filed in September 2007, in the Circuit Court, Miami-Dade County, Florida, a jury returned a verdict in favor of the plaintiff, found the plaintiff to be 70% at fault and RJR Tobacco to be 30% at fault, and awarded $3.6 million in compensatory damages and no punitive damages. The plaintiff alleged that as a result of smoking the defendant’s products, she became addicted and developed laryngeal cancer, peripheral vascular disease and chronic obstructive pulmonary disease. The court entered final judgment on May 25, 2011. RJR Tobacco filed a notice of appeal to the Third DCA and posted a supersedeas bond in the amount of $1.07 million. Oral argument occurred on February 4, 2013. A decision is pending.

On May 20, 2011, in Jewett v. R. J. Reynolds Tobacco Co ., a case filed in December 2007, in the Circuit Court, Duval County, Florida, a jury returned a verdict in favor of the plaintiff, found RJR Tobacco to be 20% at fault, the decedent, Barbara Jewett, to be 70% at fault and the remaining defendant to be 10% at fault, and awarded $1.1 million in compensatory damages and no punitive damages. The plaintiff alleged that the decedent, Barbara Jewett, was addicted to cigarettes and as a result of her addiction, developed chronic obstructive pulmonary disease, emphysema and respiratory failure. Final judgment was entered in June 2011. RJR Tobacco filed a notice of appeal to the First DCA and posted a supersedeas bond in the amount of $218,600. In November 2012, the First DCA reversed the judgment and remanded the case for a new trial. The plaintiff’s motion for rehearing, rehearing en banc or for certification to the Florida Supreme Court was denied in January 2013. The deadline for the plaintiff to file a notice to invoke the discretionary jurisdiction of the Florida Supreme Court is March 4, 2013.

On June 16, 2011, in Soffer v. R. J. Reynolds Tobacco Co ., a case filed in December 2007, in the Circuit Court, Alachua County, Florida, a jury returned a verdict in favor of the plaintiff, found RJR Tobacco to be 40% at fault, the decedent, Maurice Soffer, to be 60% at fault, and awarded $5 million in compensatory damages and no punitive damages. The plaintiff alleged that the decedent was addicted to cigarettes and, as a result, developed lung cancer and other smoking-related conditions and/or diseases. Final judgment was entered against RJR Tobacco in the amount of $2 million. The plaintiff filed a notice of appeal to the First DCA in July 2011. RJR Tobacco filed a notice of cross appeal and posted a supersedeas bond in the amount of $2 million. In October 2012, the First DCA affirmed the trial court’s ruling in full. On the direct appeal, the court held that only intentional torts could support a punitive damages claim and held that Engle Progeny plaintiffs may not seek punitive damages for negligence or strict liability because the original Engle class did not seek punitive damages for those claims. The First DCA certified the question to the Florida Supreme Court as one of great public importance. On the cross appeal, the court rejected RJR Tobacco’s arguments about the use of the Engle findings and the statute of limitations. RJR Tobacco filed a motion for rehearing or for certification to the Florida Supreme Court and the plaintiff filed a motion for rehearing or rehearing en banc. In January 2013, the First DCA granted rehearing on RJR Tobacco’s cross appeal to clarify that the trial court’s application of Engle findings did not violate RJR Tobacco’s due process rights. Otherwise, rehearing, rehearing en banc and certification were denied. RJR Tobacco and the plaintiff have both filed notices to invoke the discretionary jurisdiction of the Florida Supreme Court. Decisions are pending.

On July 15, 2011, in Ciccone v. R. J. Reynolds Tobacco Co ., a case filed in August 2004, in the Circuit Court, Broward County, Florida, a jury returned a verdict finding the plaintiff is a member of the Engle class. The plaintiff alleged that as a result of the use of the defendant’s tobacco products, the decedent, George Ciccone, suffered from nicotine addiction and one or more smoking related diseases and/or medical conditions. On July 21, 2011, the jury awarded approximately $3.2 million in compensatory damages and $50,000 in punitive damages. The jury found the decedent to be 70% at fault and RJR Tobacco to be 30% at fault. Final judgment was entered in September 2011, and RJR Tobacco filed a notice of appeal to the Fourth DCA. RJR Tobacco posted a supersedeas bond in the amount of approximately $1 million on October 17, 2011. Briefing is underway.

On July 19, 2011, in Weingart v. R. J. Reynolds Tobacco Co ., a case filed in November 2007, in the Circuit Court, Palm Beach County, Florida, a jury returned a verdict in favor of the plaintiff; however, they refused to award compensatory or punitive damages and found the decedent, Claire Weingart, to be 91% at fault. The plaintiff alleged that as a result of using the defendants’ tobacco products, the decedent developed lung cancer and other smoking related diseases and/or medical conditions. In September 2011, the court granted the plaintiff’s motion for additur or new trial. The plaintiff was awarded $150,000 as an additur for pain and suffering damages. Final judgment was entered in the amount of $4,500, against each defendant and the defendants filed a joint notice of appeal to the Fourth DCA in November 2011. RJR Tobacco posted a supersedeas bond in the amount of $4,500. Briefing is complete. Oral argument has not been scheduled.

On September 15, 2011, in Ojeda v. R. J. Reynolds Tobacco Co ., a case filed in October 2007, in the Circuit Court, Miami-Dade County, Florida, a jury returned a verdict in favor of RJR Tobacco. The plaintiff alleged that as a result of the use of the defendant’s products, the decedent, Juan Ojeda, suffered from one or more smoking-related medical conditions and/or diseases. The plaintiff filed a motion for a new trial. Final judgment was entered September 26, 2011. The plaintiff filed a notice of appeal to the Third DCA in October 2012. Briefing is underway.

On September 23, 2011, in Bowman v. R. J. Reynolds Tobacco Co ., a case filed in November 2007, in the Circuit Court, Duval County, Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Michael Bowman, to be 70% at fault and RJR Tobacco to be 30% at fault, and awarded $1.5 million in compensatory damages and no punitive damages. The plaintiff alleged that as a result of the use of the defendant’s products, the decedent suffered from esophageal cancer. The Court entered final judgment in October 2011. RJR Tobacco filed a notice of appeal and posted a supersedeas bond in the amount of $450,000. In November 2012, the First DCA affirmed, per curiam, the judgment of the trial court. The First DCA denied RJR Tobacco’s motion for a written opinion in December 2012. The deadline to file a petition for writ of certiorari with the U.S. Supreme Court is March 18, 2013.

On November 28, 2011, in Sury v. R. J. Reynolds Tobacco Co., a case filed in November 2007, in the Circuit Court, Duval County, Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, William Sury, to be 60% at fault, RJR Tobacco to be 20% at fault, and the remaining defendant to be 20% at fault, and awarded $1 million in compensatory damages and no punitive damages. The plaintiff alleged that as a result of the use of the defendants’ products, the decedent suffered from lung cancer. Final judgment was entered in March 2012. The court entered an amended final judgment that held the defendants jointly and severally liable for the entire $1 million, even though the jury had allocated 60% of fault to the plaintiff and 20% of fault to a co-defendant. The defendants filed a notice of appeal to the First DCA on April 20, 2012, and RJR Tobacco posted a supersedeas bond in the amount of $500,000. Briefing is underway.

On January 24, 2012, in Hallgren v. R. J. Reynolds Tobacco Co., a case filed in April 2007, in the Circuit Court, Highlands County, Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Claire Hallgren, to be 50% at fault, RJR Tobacco to be 25% at fault, and the remaining defendant to be 25% at fault, and awarded $2 million in compensatory damages and $750,000 in punitive damages against each defendant. The plaintiff alleged that the decedent was addicted to the defendants’ products, and as a result, suffered from lung cancer. In March 2012, the court entered final judgment in the amount of approximately $1 million for which RJR Tobacco and the other defendant are jointly and severally liable; and $750,000 in punitive damages against each defendant and reserved jurisdiction to rule on post-trial motions. The defendants filed a motion to alter or amend the final judgment to conform the judgment to Florida law. The defendants contend that the final judgment is erroneous because it purports to hold the defendants jointly and severally liable, and its award of damages to Mr. Hallgren individually contravenes Florida’s wrongful death statute. The plaintiff filed a motion to amend the final judgment in accordance with the plaintiff’s position that the comparative fault statute does not apply, and not reduce the plaintiff’s compensatory award per the jury’s allocation of fault. The defendants filed a joint notice of appeal to the Second DCA, and RJR Tobacco posted a supersedeas bond in the amount of approximately $1.3 million in May 2012. The plaintiff filed a notice of cross appeal. Briefing is underway.

On January 25, 2012, in Ward v. R. J. Reynolds Tobacco Co ., a case filed in December 2007, in the Circuit Court, Escambia County, Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Mattie Ward, to be 50% at fault, RJR Tobacco to be 30% at fault, and the remaining defendants, collectively, to be 20% at fault, and awarded $1 million in compensatory damages and $1.7 million in punitive damages. The plaintiff alleged that the decedent was addicted to the defendants’ products, and as a result, suffered from chronic obstructive pulmonary disease and other smoking related conditions and/or diseases. In March 2012, the court entered final judgment in the amount of $487,000 in compensatory damages, for which RJR Tobacco and the other defendants are jointly and severally liable; and $1.7 million in punitive damages against RJR Tobacco. RJR Tobacco filed a notice of appeal to the First DCA and posted a supersedeas bond in the amount of $2.187 million in June 2012. The plaintiff filed a notice of cross appeal. Briefing is underway.

On February 29, 2012, in Marotta v. R. J. Reynolds Tobacco Co ., a case filed in December 2007, in the Circuit Court, Broward County, Florida, the court declared a mistrial during jury prequalification. The plaintiff alleged that the decedent, Phil Marotta, was addicted to cigarettes and, as a result, suffered from lung cancer. The plaintiff seeks compensatory damages in excess of $75,000, including compensatory and punitive damages, costs and pre-judgment interest. Retrial is scheduled for March 7, 2013.

On March 19, 2012, in McCray v. R. J. Reynolds Tobacco Co ., a case filed in January 2008, in the U.S. District Court for the Middle District of Florida, a jury returned a verdict in favor of the defendants, including RJR Tobacco. The plaintiff alleged that the decedent, Mercedia Walker, was addicted to the defendants’ tobacco products, and as a result, suffered from one or more tobacco related diseases and/or medical conditions. The plaintiff sought compensatory damages for all injuries and losses, all recoverable costs of the case, and all legally recoverable interest. Final judgment was entered in March 2012. The plaintiff filed a notice of appeal in July 2012. The Eleventh Circuit stayed the case pending resolution of Douglas v. Philip Morris USA, Inc., described above .

On March 27, 2012, in Emmon Smith v. R. J. Reynolds Tobacco Co ., a case filed in January 2008 in the Circuit Court, Jackson County, Florida, a jury returned a verdict in favor of the plaintiff, found Mr. Smith to be 30% at fault and RJR Tobacco to be 70% at fault, and awarded $10 million in compensatory damages. The jury also awarded $20 million in punitive damages. The plaintiff alleged that he was addicted to cigarettes manufactured by the defendants, and as a result, developed lung cancer. Final judgment was entered on April 2, 2012. RJR Tobacco filed a notice of appeal to the First DCA and posted a supersedeas bond in the amount of $5 million. Oral argument occurred on January 15, 2013. A decision is pending.

On April 10, 2012, in Duke v. R. J. Reynolds Tobacco Co., a case filed in December 2007, in the U.S. District Court for the Middle District of Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Sarah Duke, to be 75% at fault and RJR Tobacco to be 25% at fault, and awarded $30,705 in compensatory damages and no entitlement to punitive damages. The plaintiff alleged that as a result of the use of the defendant’s products, the decedent developed smoking related diseases. The plaintiff sought compensatory and punitive damages, including costs and interest. RJR Tobacco filed a notice of appeal to the Eleventh Circuit in September 2012. In November 2012, RJR Tobacco posted a supersedeas bond in the amount of approximately $7,800. The Eleventh Circuit stayed the case pending resolution of Douglas v. Philip Morris USA, Inc., described above .

On May 21, 2012, in Walker v. R. J. Reynolds Tobacco Co ., a case filed in August 2007, in the U.S. District Court for the Middle District of Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Albert Walker, to be 90% at fault and RJR Tobacco to be 10% at fault, and awarded $275,000 in compensatory damages with no entitlement to punitive damages. The plaintiff alleged that as a result of the use of the defendant’s products, the decedent suffered bodily injury. The plaintiff sought compensatory and punitive damages, including costs and interest. The court entered final judgment in May 2012. RJR Tobacco filed a notice of appeal to the Eleventh Circuit and posted a supersedeas bond in the amount of $27,775. Briefing is underway.

On May 17, 2012, in Calloway v. R. J. Reynolds Tobacco Co., a case filed in December 2007, in the Circuit Court, Broward County, Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Johnnie Calloway, to be 20.5% at fault, RJR Tobacco to be 27% at fault, and the remaining defendants collectively to be 52.5% at fault, and awarded $20.5 million in compensatory damages and $17.25 million in punitive damages against RJR Tobacco and $37.6 million collectively against the remaining defendants. The plaintiff alleged that as a result of using the defendants’ products, the decedent became addicted and developed smoking-related diseases and/or conditions. The plaintiff sought compensatory and punitive damages, including costs and interest. In its ruling on the post-trial motions, the court determined that the jury’s apportionment of comparative fault did not apply to the compensatory damages award. Final judgment was entered in August 2012. In September 2012, the defendants filed a notice of appeal, and RJR Tobacco posted a supersedeas bond in the amount of $1.5 million. The plaintiff filed a notice of cross-appeal. Briefing is underway.

On August 1, 2012, in Hiott v. R. J. Reynolds Tobacco Co ., a case filed in January 2008, in the Circuit Court, Duval County, Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Kenneth Hiott, to be 60% at fault and RJR Tobacco to be 40% at fault, and awarded $1.825 million in compensatory damages and no punitive damages. The plaintiff alleged that as a result of using the defendant’s product, the decedent suffered from addiction and smoking-related diseases and/or conditions. The plaintiff sought an unspecified amount of compensatory and punitive damages. In November 2012, final judgment was entered against RJR Tobacco in the amount of $730,000 in compensatory damages. RJR Tobacco filed a notice of appeal and posted a supersedeas bond in the amount of $730,000 in December 2012. Briefing is underway.

On August 1, 2012, in Denton v. R. J. Reynolds Tobacco Co ., a case filed in August 2007, in the U.S. District Court for the Middle District of Florida, a jury found the defendants liable, but allocated 100% of fault to the decedent, Linda Denton. The plaintiff alleged that as a result of using the defendants’ products, the decedent suffered from smoking-related diseases and/or conditions. The plaintiff sought an unspecified amount of compensatory and punitive damages. Final judgment was entered on August 8, 2012. The plaintiff filed a motion for a new trial in September 2012. A decision is pending.

On August 10, 2012, in Hancock v. Philip Morris USA, Inc ., a case filed in January 2008, in the Circuit Court, Miami-Dade County, Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Edna Siwieck, to be 90% at fault, RJR Tobacco to be 5% at fault and the remaining defendant to be 5% at fault. However, the jury did not award compensatory damages and found that the plaintiff was not entitled to punitive damages. The court determined that the jury verdict was inconsistent due to the parties previously stipulating to $110,200 in medical expenses, which is subject to the allocation of fault. The defendants agreed to an additur for that amount. The plaintiff alleged that as a result of using the defendants’ products, the decedent suffered from chronic obstructive pulmonary disease. The plaintiff sought an unspecified amount of compensatory and punitive damages, costs and interest. Final judgment was entered against RJR Tobacco in the amount of $705 in October 2012. The stipulated amount was reduced by the defendants’ motion to reduce economic damages by collateral sources. The plaintiff filed a notice of appeal to the Fourth DCA and the defendants filed a notice of cross appeal, in November 2012. Briefing is underway.

On September 19, 2012, in Baker v. R. J. Reynolds Tobacco Co ., a case filed in November 2007, in the Circuit Court, Palm Beach County, Florida, a jury returned a verdict in favor of the defendant, RJR Tobacco. The plaintiff alleged that as a result of using the defendant’s products, the decedent, Elmer Baker, suffered from lung cancer. The plaintiff sought compensatory damages in excess of $15,000, costs and interest. The plaintiff’s post-trial motions were denied in December 2012. Final judgment was entered in January 2013, in favor of RJR Tobacco. The deadline to file a notice of appeal is February 19, 2013.

On September 20, 2012, in Sikes v. R. J. Reynolds Tobacco Co ., a case filed in December 2007, in the Circuit Court, Duval County, Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Jimmie Sikes, to be 49% at fault and RJR Tobacco to be 51% at fault, and awarded $4.1 million in compensatory damages and $2 million in punitive damages. The plaintiff alleged that as a result of using the defendant’s product, the decedent suffered from chronic obstructive pulmonary disease. Post-trial motions are pending.

On October 17, 2012, in James Smith v. R. J. Reynolds Tobacco Co ., a case filed in August 2007, in the U.S. District Court for the Middle District of Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Wanette Smith, to be 45% at fault and RJR Tobacco to be 55% at fault, and awarded $600,000 in compensatory damages and $20,000 in punitive damages. The plaintiff alleged that as a result of using the defendant’s products, the decedent suffered from lung cancer and chronic obstructive pulmonary disease. The plaintiff sought compensatory and punitive damages, costs and interest. Final judgment has not been entered.

On October 18, 2012, in Schlenther v. R. J. Reynolds Tobacco Co ., a case filed in January 2008, in the Circuit Court, Hillsborough County, Florida, a jury returned a verdict in favor of the plaintiff, found the decedent, Beverly Schlenther, to be 50% at fault and RJR Tobacco to be 50% at fault, and awarded $5 million in compensatory damages and $2.5 million in punitive damages. The plaintiff alleged that as a result of using the defendant’s products, the decedent suffered from chronic obstructive pulmonary disease and heart disease. The plaintiff sought compensatory and punitive damages, costs and interest. Post-trial motions are pending.

On October 19, 2012, in Ballard v. R. J. Reynolds Tobacco Co ., a case filed in September 2007 in the Circuit Court, Miami-Dade County, Florida, a jury returned a verdict in favor of the plaintiff, found the plaintiff to be 45% at fault and RJR Tobacco to be 55% at fault, and awarded $8.55 million in compensatory damages. Punitive damages were not at issue. The plaintiff alleged that as a result of using the defendant’s products, he suffers from bladder cancer and emphysema. Post-trial motions are pending.

On October 25, 2012, in Lock v. Philip Morris USA, Inc ., a case was filed in November 2007, in the Circuit Court, Pinellas County, Florida, a jury returned a verdict in favor of the plaintiff, found the plaintiff to be 82% at fault, RJR Tobacco to be 9% at fault and the remaining defendant to be 9% at fault, and awarded $1.15 million in compensatory damages. Punitive damages were not at issue. The plaintiff alleged that as a result of using the defendants’ products, he suffers from lung cancer. Post-trial motions are pending.

On December 12, 2012, in Cumbess v. R. J. Reynolds Tobacco Co. , a case filed in November 2007, in the Circuit Court, Suwannee County, Florida, a jury returned a verdict in favor of RJR Tobacco. The plaintiff brought the case on behalf of the decedent, Henry Cumbess. The decedent allegedly suffered from lung cancer. The court entered an order dismissing the case with prejudice.

On December 12, 2012, in Virginia Williams v. R. J. Reynolds Tobacco Co ., a jury returned a verdict in favor of the plaintiff, found the decedent, Milton Williams, to be 15% at fault and RJR Tobacco to be 85% at fault, and awarded $5 million in compensatory damages. Punitive damages were not sought. The case was filed in December 2007, in the Circuit Court, Miami-Dade County, Florida. The plaintiff alleged that as a result of using the defendant’s products, the decedent suffered from pharyngeal cancer. Post-trial motions are pending. Final judgment was entered against RJR Tobacco in the amount of $4.25 million in compensatory damages.

Broin II Cases

RJR Tobacco, B&W and other cigarette manufacturer defendants settled Broin v. Philip Morris, Inc. in October 1997. This case had been brought in Florida state court on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. The settlement agreement required the participating tobacco companies to pay a total of $300 million in three annual $100 million installments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of $49 million for the plaintiffs’ counsel’s fees and expenses. RJR Tobacco’s portion of these payments was approximately $86 million; B&W’s portion of these payments was approximately $57 million. The settlement agreement bars class members from bringing aggregate claims or obtaining punitive damages and also bars individual claims to the extent that they are based on fraud, misrepresentation, conspiracy to commit fraud or misrepresentation, RICO, suppression, concealment or any other alleged intentional or willful conduct. The defendants agreed that, in any individual case brought by a class member, the defendant will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as “general causation.” With respect to all other issues relating to liability, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as “specific causation,” the individual plaintiff will have the burden of proof. On September 7, 1999, the Florida Supreme Court approved the settlement. The Broin II cases arose out of the settlement of this case.

On October 5, 2000, the Broin court entered an order applicable to all Broin II cases that the terms of the Broin settlement agreement do not require the individual Broin II plaintiffs to prove the elements of strict liability, breach of warranty or negligence. Under this order, there is a rebuttable presumption in the plaintiffs’ favor on those elements, and the plaintiffs bear the burden of proving that their alleged adverse health effects actually were caused by exposure to ETS in airplane cabins, that is, specific causation.

As of December 31, 2012, there were 2,574 Broin II lawsuits pending in Florida. There have been no Broin II trials since 2007.

Class-Action Suits

Overview. As of December 31, 2012, eight class-action cases were pending in the United States against RJR Tobacco or its affiliates or indemnitees. In 1996, the Fifth Circuit Court of Appeals in Castano v. American Tobacco Co. overturned the certification of a nation-wide class of persons whose claims related to alleged addiction to tobacco products. Since this ruling by the Fifth Circuit, most class-action suits have sought certification of state-wide, rather than nation-wide, classes. Class-action suits based on claims similar to those asserted in Castano or claims that class members are at a greater risk of injury or injured by the use of tobacco or exposure to ETS are pending against RJR Tobacco and its affiliates and indemnitees in state or federal courts in California, Illinois, Louisiana, Missouri, and West Virginia. All pending class-action cases are discussed below.

The pending class actions against RJR Tobacco or its affiliates or indemnitees include five cases alleging that the use of the term “lights” constitutes unfair and deceptive trade practices under state law or violates the federal RICO statute. Such suits are pending in state or federal courts in Illinois and Missouri and are discussed below under “— ‘Lights’ Cases.”

Finally, certain third-party payers have filed health-care cost recovery actions in the form of class actions. These cases are discussed below under “— Health-Care Cost Recovery Cases.”

Few smoker class-action complaints have been certified or, if certified, have survived on appeal. Eighteen federal courts, including two courts of appeals, and most state courts that have considered the issue have rejected class certification in such cases. Apart from the Castano case discussed above, only two smoker class actions have been certified by a federal court — In re Simon (II) Litigation, and Schwab [McLaughlin] v. Philip Morris USA, Inc. , both of which were filed in the U.S. District Court for the Eastern District of New York and ultimately decertified.

Medical Monitoring and Smoking Cessation Case. On November 5, 1998, in Scott v. American Tobacco Co., a case filed in District Court, Orleans Parish, Louisiana, the trial court certified a medical monitoring or smoking cessation class of Louisiana residents who were smokers on or before May 24, 1996. The case was brought against the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, seeking to recover roughly $13.2 billion to pay for medical monitoring and smoking cessation programs. In July 2003, the jury returned a verdict in favor of the defendants on the plaintiffs’ claim for medical monitoring but also found in favor of the plaintiffs on the claim for smoking cessation. In May 2004, the jury returned a verdict in the amount of $591 million on the class’s claim for a smoking cessation program.

The defendants appealed, and in February 2007, the Louisiana Court of Appeals upheld the class certification and found the defendants responsible for funding smoking cessation for eligible class members and remanded for further proceedings. The defendants’ applications for writ of certiorari with the Louisiana Supreme Court and the U.S. Supreme Court were denied in 2008. In July 2008, the trial court entered an amended judgment in the case, finding that the defendants are jointly and severally liable for funding the cost of a court-supervised smoking cessation program and ordering the defendants to deposit approximately $263 million together with interest into the registry of the court for the funding of the program. In December 2008, the trial court judge signed an order granting the defendants an appeal from the amended judgment. In 2010, the court of appeals amended, but largely affirmed, the trial court’s July 2008 judgment and ordered the defendants to deposit with the court $278 million. The defendants’ motion for rehearing was denied, and their application for writ of certiorari or review and emergency motion to stay execution of judgment with the Louisiana Supreme Court were denied. In 2011, the U.S. Supreme Court denied the defendant’s petition for writ of certiorari. The defendants were thus required to pay the judgment and interest totaling approximately $278 million, with RJR Tobacco paying $139 million, the portions of the judgment allocated to RJR Tobacco and B&W.

In June 2011, the trial court created a trust to oversee the cessation program and appointed three trustees. In October 2011, after the judgment amount was paid in full, the plaintiffs filed a motion for assessment of attorneys’ fees and costs for the prosecution of the case against the defendants rather than the fund. On January 6, 2012, the defendants filed exceptions and motion to strike seeking to dismiss any claim for fees from the defendants, as opposed to the fund, which were denied by the trial court. On April 4, 2012, the defendants filed an application for supervisory writs with the Louisiana Fourth Circuit Court of Appeal. In May 2012, the parties entered into an agreement that all fees and expenses would come from the fund and that no additional monies will come from the defendants. The defendants agreed to surrender 50% of their reversionary interest in any funds left over at the end of the 10-year program. Class counsel and the trustees subsequently agreed on the amount of fees and costs to be paid to class counsel by the fund, and the trial court thereafter approved the amount (approximately $103 million). Fees and costs were accordingly paid from the fund to class counsel in December 2012. The cessation program began in July 2012 and is scheduled to last for 10 years. At the end of the ten-year period, the defendants will assert a claim for 50% of any funds remaining.

California Business and Professions Code Case. In Sateriale v. R. J. Reynolds Tobacco Co., a class action filed in November 2009 in the U.S. District Court for the Central District of California, the plaintiffs brought the case on behalf of all persons who tried unsuccessfully to redeem Camel Cash certificates from 1991 through March 31, 2007, or who held Camel Cash certificates as of March 31, 2007. The plaintiffs allege that in response to the defendants’ action to discontinue redemption of Camel Cash as of March 31, 2007, customers, like the plaintiffs, attempted to exchange their Camel Cash for merchandise and that the defendants, however, did not have any merchandise to exchange for Camel Cash. The plaintiffs allege unfair business practices, deceptive practices, breach of contract and promissory estoppel. The plaintiffs seek injunctive relief, actual damages, costs and expenses. In January 2010, the defendants filed a motion to dismiss, which prompted the plaintiffs to file an amended complaint in February 2010. The class definition changed to a class consisting of all persons who reside in the U.S. and tried unsuccessfully to redeem Camel Cash certificates, from October 1, 2006 (six months before the defendant ended the Camel Cash program) or who held Camel Cash certificates as of March 31, 2007. The plaintiffs also brought the class on behalf of a proposed California subclass, consisting of all California residents meeting the same criteria. In May 2010, RJR Tobacco’s motion to dismiss the amended complaint for lack of jurisdiction over subject matter and, alternatively, for failure to state a claim was granted with leave to amend. The plaintiffs filed a second amended complaint. In July 2010, RJR Tobacco’s motion to dismiss the second amended complaint was granted with leave to amend. The plaintiffs filed a third amended complaint, and RJR Tobacco filed a motion to dismiss in September 2010. In December 2010, the court granted RJR Tobacco’s motion to dismiss with prejudice. Final judgment was entered by the court and the plaintiffs filed a notice of appeal in January 2011. In July 2012, the appellate court affirmed the dismissal of the plaintiffs’ claims under the Unfair Competition Law and the Consumer Legal Remedies Acts and reversed the dismissal of the plaintiffs’ claims for promissory estoppel and breach of contract. RJR Tobacco’s motion for rehearing or rehearing en banc was denied in October 2012. RJR Tobacco filed its answer to the plaintiffs’ third amended complaint in December 2012. Trial is scheduled for March 4, 2014.

“Lights” Cases. As noted above, “lights” class-action cases are pending against RJR Tobacco or B&W in Illinois (2) and Missouri (2). The classes in these cases generally seek to recover $50,000 to $75,000 per class member for compensatory and punitive damages, injunctive and other forms of relief, and attorneys’ fees and costs from RJR Tobacco and/or B&W. In general, the plaintiffs allege that RJR Tobacco or B&W made false and misleading claims that “lights” cigarettes were lower in tar and nicotine and/or were less hazardous or less mutagenic than other cigarettes. The cases typically are filed pursuant to state consumer protection and related statutes.

Many of these “lights” cases were stayed pending review of the Good v. Altria Group, Inc . case by the U.S. Supreme Court. In that “lights” class-action case against Altria Group, Inc. and Philip Morris USA, the U.S. Supreme Court decided that these claims are not preempted by the Federal Cigarette Labeling and Advertising Act or by the Federal Trade Commission’s, referred to as FTC, historic regulation of the industry. Since this decision in December 2008, a number of the stayed cases have become active again.

The seminal “lights” class-action case involves RJR Tobacco’s competitor, Philip Morris, Inc. Trial began in Price v. Philip Morris, Inc . in January 2003. In March 2003, the trial judge entered judgment against Philip Morris in the amount of $7.1 billion in compensatory damages and $3 billion in punitive damages. Based on Illinois law, the bond required to stay execution of the judgment was set initially at $12 billion. Philip Morris pursued various avenues of relief from the $12 billion bond requirement. On December 15, 2005, the Illinois Supreme Court reversed the lower court’s decision and sent the case back to the trial court with instructions to dismiss the case. On December 5, 2006, the trial court granted the defendant’s motion to dismiss and for entry of final judgment. The case was dismissed with prejudice the same day. In December 2008, the plaintiffs filed a petition for relief from judgment, stating that the U.S. Supreme Court’s decision in Good v. Altria Group, Inc . rejected the basis for the reversal. The trial court granted the defendant’s motion to dismiss the plaintiffs’ petition for relief from judgment in February 2009. In March 2009, the plaintiffs filed a notice of appeal to the Illinois Appellate Court, Fifth Judicial District, requesting a reversal of the February 2009 order and remand to the circuit court. On February 24, 2011, the appellate court entered an order, concluding that the two-year time limit for filing a petition for relief from a final judgment began to run when the trial court dismissed the plaintiffs’ lawsuit on December 18, 2006. The appellate court therefore found that the petition was timely, reversed the order of the trial court, and remanded the case for further proceedings. Philip Morris filed a petition for leave to appeal to the Illinois Supreme Court. On September 28, 2011, the Illinois Supreme Court denied Philip Morris’s petition for leave to appeal and returned the case to the trial court for further proceedings. In December 2012, the trial court denied the plaintiffs’ petition for relief from the judgment. The plaintiffs filed a notice of appeal to the Illinois Appellate Court, Fifth Judicial District.

In Turner v. R. J. Reynolds Tobacco Co., a case filed in February 2000 in Circuit Court, Madison County, Illinois, a judge certified a class in November 2001. In June 2003, RJR Tobacco filed a motion to stay the case pending Philip Morris’s appeal of the Price v. Philip Morris Inc. case mentioned above, which the judge denied in July 2003. In October 2003, the Illinois Fifth District Court of Appeals denied RJR Tobacco’s emergency stay/supremacy order request. In November 2003, the Illinois Supreme Court granted RJR Tobacco’s motion for a stay pending the court’s final appeal decision in Price. On October 11, 2007, the Illinois Fifth District Court of Appeals dismissed RJR Tobacco’s appeal of the court’s denial of its emergency stay/supremacy order request and remanded the case to the Circuit Court. A status conference is scheduled for May 29, 2013.

In Howard v. Brown & Williamson Tobacco Corp., another case filed in February 2000 in Circuit Court, Madison County, Illinois, a judge certified a class in December 2001. In June 2003, the trial judge issued an order staying all proceedings pending resolution of the Price v. Philip Morris, Inc. case mentioned above. The plaintiffs appealed this stay order to the Illinois Fifth District Court of Appeals, which affirmed the Circuit Court’s stay order in August 2005. There is currently no activity in the case.

A “lights” class-action case is pending against each of RJR Tobacco and B&W in Missouri. In Collora v. R. J. Reynolds Tobacco Co., a case filed in May 2000 in Circuit Court, St. Louis County, Missouri, a judge in St. Louis certified a class in December 2003. In April 2007, the court granted the plaintiffs’ motion to reassign Collora and the following cases to a single general division: Craft v. Philip Morris Companies, Inc. and Black v. Brown & Williamson Tobacco Corp., discussed below. In April 2008, the court stayed the case pending U.S. Supreme Court review in Good v. Altria Group, Inc . A nominal trial date of January 10, 2011 was scheduled, but it did not proceed at that time. A status conference is scheduled for February 4, 2014.

Finally, in Black v. Brown & Williamson Tobacco Corp., a case filed in November 2000 in Circuit Court, City of St. Louis, Missouri, B&W removed the case to the U.S. District Court for the Eastern District of Missouri. The plaintiffs filed a motion to remand, which was granted in March 2006. In April 2008, the court stayed the case pending U.S. Supreme Court review in Good v. Altria Group, Inc. A nominal trial date of January 10, 2011, was scheduled, but it did not proceed at that time. A status conference is scheduled for February 4, 2014.

In the event RJR Tobacco and its affiliates or indemnitees lose one or more of the pending “lights” class-action suits, RJR Tobacco could face bonding difficulties depending upon the amount of damages ordered, if any, which could have a material adverse effect on RJR Tobacco’s, and consequently RAI’s, results of operations, cash flows or financial position.

Other Class Actions. In Young v. American Tobacco Co., Inc., a case filed in November 1997 in Circuit Court, Orleans Parish, Louisiana, the plaintiffs brought an ETS class action against U.S. cigarette manufacturers, including RJR Tobacco and B&W, and parent companies of U.S. cigarette manufacturers, including RJR, on behalf of all residents of Louisiana who, though not themselves cigarette smokers, have been exposed to secondhand smoke from cigarettes which were manufactured by the defendants, and who allegedly suffered injury as a result of that exposure. The plaintiffs seek to recover an unspecified amount of compensatory and punitive damages. In October 2004, the trial court stayed this case pending the outcome of the appeal in Scott v. American Tobacco Co., Inc ., discussed above under “— Medical Monitoring and Smoking Cessation Case .” There is currently no activity in the case.

In Parsons v. A C & S, Inc., a case filed in February 1998 in Circuit Court, Ohio County, West Virginia, the plaintiff sued asbestos manufacturers, U.S. cigarette manufacturers, including RJR Tobacco and B&W, and parent companies of U.S. cigarette manufacturers, including RJR, seeking to recover $1 million in compensatory and punitive damages individually and an unspecified amount for the class in both compensatory and punitive damages. The class was brought on behalf of persons who allegedly have personal injury claims arising from their exposure to respirable asbestos fibers and cigarette smoke. The plaintiffs allege that Mrs. Parsons’ use of tobacco products and exposure to asbestos products caused her to develop lung cancer and to become addicted to tobacco. In December 2000, three defendants, Nitral Liquidators, Inc., Desseaux Corporation of North American and Armstrong World Industries, filed bankruptcy petitions in the U.S. Bankruptcy Court for the District of Delaware, In re Armstrong World Industries, Inc. Pursuant to section 362(a) of the Bankruptcy Code, Parsons is automatically stayed with respect to all defendants.

Finally, in Jones v. American Tobacco Co., Inc., a case filed in December 1998 in Circuit Court, Jackson County, Missouri, the defendants removed the case to the U.S. District Court for the Western District of Missouri in February 1999. The action was brought against the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, and parent companies of U.S. cigarette manufacturers, including RJR, by tobacco product users and purchasers on behalf of all similarly situated Missouri consumers. The plaintiffs allege that their use of the defendants’ tobacco products has caused them to become addicted to nicotine. The plaintiffs seek to recover an unspecified amount of compensatory and punitive damages. The case was remanded to the Circuit Court in February 1999. There is currently no activity in this case.

Health-Care Cost Recovery Cases

Health-care cost recovery cases have been brought by a variety of plaintiffs. Other than certain governmental actions, these cases largely have been unsuccessful on remoteness grounds, which means that one who pays an injured person’s medical expenses is legally too remote to maintain an action against the person allegedly responsible for the injury.

As of December 31, 2012, two health-care cost recovery cases were pending in the United States against RJR Tobacco, B&W, as its indemnitee, or both, as discussed below after the discussion of the State Settlement Agreements. A limited number of claimants have filed suit against RJR Tobacco, its current or former affiliates, B&W and other tobacco industry defendants to recover funds for health care, medical and other assistance paid by foreign provincial governments in treating their citizens. For more information on these cases, see “— International Cases” below.

State Settlement Agreements. In June 1994, the Mississippi Attorney General brought an action, Moore v. American Tobacco Co. , against various industry members, including RJR Tobacco and B&W. This case was brought on behalf of the state to recover state funds paid for health care and other assistance to state citizens suffering from diseases and conditions allegedly related to tobacco use. Most other states, through their attorneys general or other state agencies, sued RJR Tobacco, B&W and other U.S. cigarette manufacturers based on similar theories. The cigarette manufacturer defendants, including RJR Tobacco and B&W, settled the first four of these cases scheduled for trial — Mississippi, Florida, Texas and Minnesota — by separate agreements with each such state.

On November 23, 1998, the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, entered into the Master Settlement Agreement with attorneys general representing the remaining 46 states, the District of Columbia, Puerto Rico, Guam, the Virgin Islands, American Samoa and the Northern Marianas. Effective on November 12, 1999, the MSA settled all the health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions and released various additional present and future claims.

In the settling jurisdictions, the MSA released RJR Tobacco, B&W, and their affiliates and indemnitees, including RAI, from:

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all claims of the settling states and their respective political subdivisions and other recipients of state health-care funds, relating to past conduct arising out of the use, sale, distribution, manufacture, development, advertising, marketing or health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

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all monetary claims of the settling states and their respective political subdivisions and other recipients of state health-care funds, relating to future conduct arising out of the use of or exposure to, tobacco products that have been manufactured in the ordinary course of business.

Set forth below are tables depicting the unadjusted tobacco industry settlement payment schedule and the settlement payment schedule for RAI’s operating subsidiaries under the State Settlement Agreements, and related information for 2010 and beyond:

Unadjusted Original Participating Manufacturers’ Settlement Payment Schedule

	2010	2011	2012	2013 and thereafter
First Four States’ Settlements: (1)
Mississippi Annual Payment	$136	$136	$136	$136
Florida Annual Payment	440	440	440	440
Texas Annual Payment	580	580	580	580
Minnesota Annual Payment	204	204	204	204
Remaining States’ Settlement:
Annual Payments (1)	8,004	8,004	8,004	8,004
Growers’ Trust (2)	295	—	—	—
Offset by federal tobacco buyout (2)	(295)	—	—	—

Total	$9,364	$9,364	$9,364	$9,364

RAI’s Operating Subsidiaries’ Settlement Expenses and Payment Schedule

Settlement expenses	$2,496	$2,435	$2,370		—
Settlement cash payments	$2,519	$2,492	$2,414		—
Projected settlement expenses				$	>2,300
Projected settlement cash payments				$	>2,300

(1)

Subject to adjustments for changes in sales volume, inflation and other factors. All payments are to be allocated among the companies on the basis of relative market share. For further information, see “— State Settlement Agreements-Enforcement and Validity; Adjustments” below.

(2)

The Growers’ Trust payments expired December 2010 and were offset by certain obligations resulting from the federal tobacco buyout legislation, not included in this table, signed in October 2004. See “— Tobacco Buyout Legislation and Related Litigation” below.

The State Settlement Agreements also contain provisions restricting the marketing of tobacco products. Among these provisions are restrictions or prohibitions on the use of cartoon characters, brand-name sponsorships, apparel and other merchandise, outdoor and transit advertising, payments for product placement, free sampling and lobbying. Furthermore, the State Settlement Agreements required the dissolution of three industry-sponsored research and trade organizations.

The State Settlement Agreements have materially adversely affected RJR Tobacco’s shipment volumes. RAI believes that these settlement obligations may materially adversely affect the results of operations, cash flows or financial position of RAI and RJR Tobacco in future periods. The degree of the adverse impact will depend, among other things, on the rate of decline in U.S. cigarette sales in the premium and value categories, RJR Tobacco’s share of the domestic premium and value cigarette categories, and the effect of any resulting cost advantage of manufacturers not subject to the State Settlement Agreements.

Department of Justice Case. On September 22, 1999, the U.S. Department of Justice brought an action against RJR Tobacco, B&W and other tobacco companies in the U.S. District Court for the District of Columbia. The government initially sought to recover federal funds expended by the federal government in providing health care to smokers who developed diseases and injuries alleged to be smoking-related, based on several federal statutes. In addition, the government sought, pursuant to the civil provisions of RICO, disgorgement of profits the government contends were earned as a consequence of a RICO racketeering “enterprise.” In September 2000, the court dismissed the government’s claims asserted under the Medical Care Recovery Act as well as those under the Medicare Secondary Payer provisions of the Social Security Act, but did not dismiss the RICO claims. In February 2005, the U.S. Court of Appeals for the District of Columbia ruled that disgorgement is not an available remedy in this case. The government’s petition for writ of certiorari with the U.S. Supreme Court was denied in October 2005. The non-jury, bench trial began in September 2004, and closing arguments concluded in June 2005.

On August 17, 2006, the court found certain defendants, including RJR Tobacco and B&W, liable for the RICO claims, but did not impose any direct financial penalties. The court instead enjoined the defendants from committing future racketeering acts, participating in certain trade organizations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as “low tar,” “light,” “ultra light,” “mild” and “natural.” The court also ordered defendants to issue “corrective communications” on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining web sites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the court placed restrictions on the ability of the defendants to dispose of certain assets for use in the United States, unless the transferee agrees to abide by the terms of the court’s order, and ordered the defendants to reimburse the U.S. Department of Justice its taxable costs incurred in connection with the case.

Certain defendants, including RJR Tobacco, filed notices of appeal to the U.S. Court of Appeals for the District of Columbia in September 2006. The government filed its notice of appeal in October 2006. In addition, the defendants, including RJR Tobacco, filed joint motions asking the district court to clarify and to stay its order pending the defendants’ appeal. On September 28, 2006, the district court denied the defendants’ motion to stay. On September 29, 2006, the defendants, including RJR Tobacco, filed a motion asking the court of appeals to stay the district court’s order pending the defendants’ appeal. The court granted the motion in October 2006.

In November 2006, the court of appeals stayed the appeals pending the trial court’s ruling on the defendants’ motion for clarification. The defendants’ motion was granted in part and denied in part. The defendants’ motion as to the meaning and applicability of the general injunctive relief of the August 2006 order was denied. The request for clarification as to the scope of the provisions in the order prohibiting the use of descriptors and requiring corrective statements at retail point of sale was granted. The court also ruled that the provisions prohibiting the use of express or implied health messages or descriptors do apply to the actions of the defendants taken outside of the United States.

In May 2009, the U.S. Court of Appeals largely affirmed the finding of liability against the tobacco defendants and remanded to the trial court for dismissal of the trade organizations. The court also largely affirmed the remedial order, including the denial of additional remedies, but vacated the order and remanded for further proceedings as to the following four discrete issues:

•	the issue of the extent of Brown & Williamson Holdings’ control over tobacco operations was remanded for further fact finding and clarification;

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the remedial order was vacated to the extent that it binds all defendants’ subsidiaries and was remanded to the lower court for determination as to whether inclusion of the subsidiaries and which of the subsidiaries satisfy Rule 65(d) of the Federal Rules of Civil Procedure;

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the court held that the provision found in paragraph four of the injunction, concerning the use of any express or implied health message or health descriptor for any cigarette brand, should not be read to govern overseas sales. The issue was remanded to the lower court with instructions to reformulate it so as to exempt foreign activities that have no substantial, direct and foreseeable domestic effects; and

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the remedial order was vacated regarding “point of sale” displays and remanded for the district court to evaluate and make due provisions for the rights of innocent persons, either by abandoning this part of the remedial order or re-crafting a new version reflecting the rights of third parties.

RJR Tobacco and the other defendants, as well as the Department of Justice, filed petitions for writ of certiorari to the U.S. Supreme Court in February 2010. In June 2010, the U.S. Supreme Court denied the parties’ petitions for writ of certiorari. Post-remand proceedings are underway to determine the extent to which the original order will be implemented. The defendants filed a motion for vacatur, in which they moved to vacate the trial court’s injunctions and factual findings and dismiss the case in its entirety, on March 3, 2011. The court denied the motion on June 1, 2011. The defendants filed a notice of appeal. The trial court also issued an opinion on January 26, 2012, stating that it will not defer its decision on the corrective action statements pending the outcome of pending FDA litigation. In addition, the parties to the lawsuit entered into an agreement concerning certain technical obligations regarding their public websites. Pursuant to this agreement, RJR Tobacco agreed to deposit $3.125 million over the next three years into the registry of the district court. In July 2012, the Court of Appeals for the D.C. Circuit affirmed the trial court’s denial of the defendants’ motion to vacate the injunctions. In November 2012, the trial court entered an order wherein the court determined the language to be included in the text of the corrective statements and directed the parties to engage in discussions with the Special Master to implement them. The defendants filed a notice of appeal on January 25, 2013.

Native American Tribe Case. As of December 31, 2012, one Native American tribe case was pending before a tribal court against RJR Tobacco and B&W, Crow Creek Sioux Tribe v. American Tobacco Co., a case filed in September 1997 in Tribal Court, Crow Creek Sioux, South Dakota. The plaintiffs seek to recover actual and punitive damages, restitution, funding of a clinical cessation program, funding of a corrective public education program, and disgorgement of unjust profits from sales to minors. The plaintiffs claim that the defendants are liable under the following theories: unlawful marketing and targeting of minors, contributing to the delinquency of minors, unfair and deceptive acts or practices, unreasonable restraint of trade and unfair method of competition, negligence, negligence per se, conspiracy and restitution of unjust enrichment. The case is dormant.

International Cases. Nine health-care reimbursement cases have been filed against RJR Tobacco, its current or former affiliates, or B&W outside the United States, by nine Canadian provinces. The remaining Canadian province, the Province of Nova Scotia, has indicated an intention to file a similar case. In these actions, foreign governments are seeking to recover for health care, medical and other assistance paid and to be paid in treating their citizens for tobacco-related disease. No such actions are pending in the United States. Pursuant to the terms of the 1999 sale of RJR Tobacco’s international tobacco business, RJR Tobacco has tendered the defense of these actions to JTI. Subject to a reservation of rights, JTI has assumed the defense of RJR Tobacco and its current or former affiliates.

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British Columbia — In 1997, British Columbia enacted a statute, subsequently amended, which created a civil cause of action for the government to recover the costs of health-care benefits incurred for insured populations of British Columbia residents resulting from tobacco-related disease. An action brought on behalf of the Province of British Columbia pursuant to the statute against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and certain of its affiliates, was dismissed in February 2000 when the British Columbia Supreme Court ruled that the legislation was unconstitutional and set aside service ex juris against the foreign defendants for that reason. British Columbia then enacted a revised statute, pursuant to which an action was filed in January 2001 against many of the same defendants, including RJR Tobacco and one of its affiliates, in Supreme Court, British Columbia. In that action, the British Columbia government seeks to recover the present value of its total expenditures for health-care benefits provided for insured persons resulting from tobacco-related disease or the risk of tobacco-related disease caused by alleged breaches of duty by the manufacturers, the present value of its estimated total expenditures for health-care benefits that reasonably could be expected to be provided for those insured persons resulting from tobacco-related disease or the risk of tobacco-related disease in the future, court ordered interest, and costs, or in the alternative, special or increased costs. The government alleges that the defendants are liable under the British Columbia statute by reason of their “tobacco related wrongs,” which are alleged to include: selling defective products, failure to warn, sale of cigarettes to children and adolescents, illegal importation, strict liability, deceit and misrepresentation, violation of trade practice and competition acts, concerted action, and joint liability. RJR Tobacco and its affiliate filed statements of defense in January 2007. In February 2010, the trial date was adjourned, and no new date has been set.

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New Brunswick — In March 2008, a case was filed on behalf of Her Majesty the Queen in Right of the Province of New Brunswick, Canada, against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco’s predecessor and one of RJR Tobacco’s affiliates, in the Trial Division in the Court of Queen’s Bench of New Brunswick. The claim is brought pursuant to New Brunswick legislation enacted in 2008, which legislation is substantially similar to the revised British Columbia statute described above. In this action, the New Brunswick government seeks to recover essentially the same types of damages that are being sought in the British Columbia action described above based on analogous theories of liability. RJR Tobacco and its affiliate filed statements of defense in March 2010.

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Ontario — In September 2009, a case was filed on behalf of the Province of Ontario, Canada, against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, in the

Ontario Superior Court of Justice. The claim is brought pursuant to Ontario legislation enacted in 2009, which legislation is substantially similar to the revised British Columbia statute described above. In this action, the Ontario government seeks to recover essentially the same types of damages that are being sought in the British Columbia and New Brunswick actions described above based on analogous theories of liability, although the government also asserted claims based on the illegal importation of cigarettes, which claims were deleted in an amended statement of claim filed in August 2010. The jurisdictional challenge brought by RJR Tobacco and its affiliate was denied by the motions court on January 4, 2012, and RJR Tobacco and its affiliate have filed an appeal.

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Newfoundland and Labrador — In February 2011, a case was filed on behalf of the Province of Newfoundland and Labrador, Canada against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, in the General Trial Division of the Supreme Court of Newfoundland and Labrador. The claim is brought pursuant to legislation passed in Newfoundland in 2001 and proclaimed in February 2011, which legislation is substantially similar to the revised British Columbia statute described above. In this action, the Newfoundland government seeks to recover essentially the same types of damages that are being sought in the British Columbia and other provincial actions described above based on analogous theories of liability. RJR Tobacco and its affiliate have brought a motion challenging the jurisdiction of the Newfoundland court. A decision is pending.

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Quebec — In June 2012, a case was filed on behalf of the Province of Quebec, Canada, against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, in the Superior Court of the Province of Quebec, District of Montreal. The claim is brought pursuant to legislation enacted in Quebec in 2009, which legislation is substantially similar to the revised British Columbia statute described above. In this action, the Quebec government seeks to recover essentially the same types of damages that are being sought in the British Columbia and other provincial actions described above based on analogous theories of liability. Attorneys representing RJR Tobacco and its affiliate have entered an appearance. Separately, in August 2009, certain Canadian manufacturers filed a constitutional challenge to the Quebec statute, and that challenge is pending.

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Manitoba — In May 2012, a case was filed on behalf of the Province of Manitoba, Canada, against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, in the Court of Queen’s Bench, Winnipeg Judicial Centre, Manitoba. The claim is brought pursuant to legislation assented to in 2006 and proclaimed in 2012, which legislation is substantially similar to the revised British Columbia statute described above. In this action, the Manitoba government seeks to recover essentially the same types of damages that are being sought in the British Columbia and other provincial actions described above based on analogous theories of liability.

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Saskatchewan — In June 2012, a case was filed on behalf of the Province of Saskatchewan, Canada, against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, in the Court of Queen’s Bench, Judicial Centre of Saskatoon, Saskatchewan. The claim is brought pursuant to legislation assented to in 2007 and proclaimed in 2012, which legislation is substantially similar to the revised British Columbia statute described above. In this action, the Saskatchewan government seeks to recover essentially the same types of damages that are being sought in the British Columbia and other provincial actions described above based on analogous theories of liability.

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Alberta — In June 2012, a case was filed on behalf of the Province of Alberta, Canada, against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, in the Court of Queen’s Bench of Alberta Judicial Centre, Calgary, Alberta. The claim is brought pursuant to legislation assented to in 2009 and proclaimed in 2012, which legislation is substantially similar to the revised British Columbia statute described above. In this action, the Alberta government seeks to recover essentially the same types of damages that are being sought in the British Columbia and other provincial actions described above based on analogous theories of liability.

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Prince Edward Island — In September 2012, a case was filed on behalf of the Province of Prince Edward Island, Canada, against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, in the Supreme Court of Prince Edward Island (General Section), Charlottetown, Prince

Edward Island. The claim is brought pursuant to legislation assented to in 2009 and proclaimed in 2012, which legislation is substantially similar to the revised British Columbia statute described above. In this action, the Prince Edward Island government seeks to recover essentially the same types of damages that are being sought in the British Columbia and other provincial actions described above based on analogous theories of liability.

The following seven putative Canadian class actions were filed against various Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, in courts in the Provinces of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario and Saskatchewan, although the plaintiffs’ counsel have been actively pursuing only the action pending in Saskatchewan at this time:

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In Adams v. Canadian Tobacco Manufacturers’ Council, a case filed in July 2009 in the Court of Queen’s Bench for Saskatchewan against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, the plaintiffs brought the case on behalf of all individuals who were alive on July 10, 2009, and who have suffered, or who currently suffer, from chronic obstructive pulmonary disease, emphysema, heart disease or cancer, after having smoked a minimum of 25,000 cigarettes designed, manufactured, imported, marketed or distributed by the defendants.

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In Dorion v. Canadian Tobacco Manufacturers’ Council, a case filed in June 2009, in the Court of Queen’s Bench of Alberta against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, the plaintiffs brought the case on behalf of all individuals, including their estates, dependents and family members, who purchased or smoked cigarettes designed, manufactured, marketed or distributed by the defendants.

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In Kunka v. Canadian Tobacco Manufacturers’ Council, a case filed in 2009 in the Court of Queen’s Bench of Manitoba against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, the plaintiffs brought the case on behalf of all individuals, including their estates, and their dependents and family members, who purchased or smoked cigarettes manufactured by the defendants.

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In Semple v. Canadian Tobacco Manufacturers’ Council, a case filed in June 2009 in the Supreme Court of Nova Scotia against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, the plaintiffs brought the case on behalf of all individuals, including their estates, dependents and family members, who purchased or smoked cigarettes designed, manufactured, marketed or distributed by the defendants for the period of January 1, 1954, to the expiry of the opt out period as set by the court.

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In Bourassa v. Imperial Tobacco Canada Limited, a case filed in June 2010 in the Supreme Court of British Columbia against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, the plaintiffs brought the case on behalf of all individuals, including their estates, who were alive on June 12, 2007, and who have suffered, or who currently suffer from chronic respiratory diseases, after having smoked a minimum of 25,000 cigarettes designed, manufactured, imported, marketed, or distributed by the defendants.

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In McDermid v. Imperial Tobacco Canada Limited, a case filed in June 2010 in the Supreme Court of British Columbia against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, the plaintiffs brought the case on behalf of all individuals, including their estates, who were alive on June 12, 2007, and who have suffered, or who currently suffer from heart disease, after having smoked a minimum of 25,000 cigarettes designed, manufactured, imported, marketed, or distributed by the defendants.

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In Jacklin v. Canadian Tobacco Manufacturers’ Council , a case filed in June 2012 in the Ontario Superior Court of Justice against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, the plaintiffs brought the case on behalf of all individuals, including their estates, who were alive on June 12, 2007, and who have suffered, or who currently suffer from chronic obstructive pulmonary disease, heart disease, or cancer, after having smoked a minimum of 25,000 cigarettes designed, manufactured, imported, marketed, or distributed by the defendants.

In each of these seven cases, the plaintiffs allege fraud, fraudulent concealment, breach of warranty, breach of warranty of merchantability and of fitness for a particular purpose, failure to warn, design defects, negligence, breach of a “special duty” to children and adolescents, conspiracy, concert of action, unjust enrichment, market share liability, joint liability, and violations of various trade practices and competition statutes. The plaintiffs seek compensatory and aggravated damages; punitive or exemplary damages; the right to waive the torts described above and claim disgorgement of the amount of revenues or profits the defendants received from the sale of tobacco products to putative class members; interest pursuant to the Pre-judgment Interest Act and other similar legislation; and other relief the court deems just. Pursuant to the terms of the 1999 sale of RJR Tobacco’s international tobacco business, RJR Tobacco has tendered the defense of these seven actions to JTI. Subject to a reservation of rights, JTI has assumed the defense of RJR Tobacco and its current or former affiliates in these actions.

State Settlement Agreements-Enforcement and Validity; Adjustments

As of December 31, 2012, there were 31 cases concerning the enforcement, validity or interpretation of the State Settlement Agreements in which RJR Tobacco or B&W is a party. This number includes those cases, discussed below, relating to disputed payments under the State Settlement Agreements.

The Vermont Attorney General filed suit in July 2005, in the Vermont Superior Court, Chittenden County, alleging that certain advertising for the Eclipse cigarette brand violated both the MSA and the Vermont Consumer Fraud Statute. The State of Vermont is seeking declaratory, injunctive, and monetary relief. The bench trial in this action began on October 6, 2008, and lasted a total of five weeks. Closing arguments occurred on March 11, 2009. On March 10, 2010, the court issued its opinion, finding that three of the advertising claims made by RJR Tobacco were not supported by the appropriate degree of scientific evidence. The court did, however, rule that the remaining six advertising claims challenged by the State of Vermont were not actionable. The court indicated that remedies and any damages to be awarded, as well as the issue of attorney’s fees and litigation expenses, will be addressed in additional proceedings. On March 22, 2010, RJR Tobacco filed a motion to amend findings of fact that it believes are demonstrably contrary to, or unsupported by, the record. On December 14, 2010, the court issued an order granting in part and denying in part RJR Tobacco’s motion. The parties conducted a mediation on the remaining issues on February 14, 2012, but failed to reach an agreement. On April 6, 2012, the court entered a stipulated scheduling order outlining a schedule for pre-trial briefs on the relief/remedies sought by the State. That briefing was completed on September 26, 2012. A hearing on the remedies sought by the State is scheduled for March 4, 2013.

In April 2005, the Mississippi Attorney General notified B&W of its intent to seek approximately $3.9 million in additional payments under the Mississippi Settlement Agreement. The Mississippi Attorney General asserts that B&W failed to report in its net operating profit or its shipments, cigarettes manufactured by B&W under contract for Star Tobacco or its parent, Star Scientific, Inc. B&W advised the State that it did not owe the state any money. In August 2005, the Mississippi Attorney General filed in the Chancery Court of Jackson County, Mississippi, a Notice of Violation, Motion to Enforce Settlement Agreement, and Request for an Accounting by Defendant Brown & Williamson Holdings, Inc., formerly known as Brown & Williamson Tobacco Corporation. In this filing, Mississippi estimated that its damages exceeded $5.0 million. On August 24, 2011, the court entered an order finding in favor of the State on the Star contract manufacturing issue, that the total amount of the underpayment from B&W was approximately $3.8 million and that interest on the underpayment was approximately $4.3 million. The court also appointed a special master to undertake an accounting of the benefit received by B&W for failure to include its profits from Star contract manufacturing in its net operating profits reported to the State. Finally, the court awarded the State attorneys’ fees and costs in an amount to be determined. B&W filed a motion to certify the Star contract issue for interlocutory appeal, pursuant to Rule 54 (b) of the Mississippi Rules of Civil Procedure. On January 9, 2012, that motion was denied.

In addition, in February 2010, the Mississippi Attorney General filed a motion alleging that RJR Tobacco had improperly failed to report shipments of certain categories of cigarette volumes, and for certain years had improperly reported its net operating profit. As a result, the State alleges that settlement payments to it were improperly reduced. RJR Tobacco disputes these allegations and is vigorously defending against them. Hearings on these issues were held on January 24-25, 2012, and May 9, 2012. On May 15, 2012, the court entered an order finding in favor of RJR Tobacco on the claim related to RJR Tobacco’s reported net operating profits in the year used as a baseline for future calculations of the State’s net operating profits payment. The State had sought $3.8 million in damages for this issue, with an additional $2.7 million in interest. On June 19, 2012, the court entered an order finding in favor of the State on the remaining issues, holding that the total amount of the underpayment was approximately $3.3 million and that interest on the underpayment was also approximately $3.3 million, though the court also held that this amount should be offset by additional payments previously made by Lorillard Tobacco Company on some of these issues. The court further ordered RJR Tobacco to perform an accounting of its profits and shipments from 1999-2011. Finally, the court awarded the State attorneys’ fees and costs in an amount to be determined. On July 10, 2012, RJR Tobacco filed a petition with the Mississippi Supreme Court requesting leave to immediately appeal the court’s ordered accounting and its entry of judgment for the State without first conducting an evidentiary hearing. On August 15, 2012, the request was denied. An accountant acceptable to both the State and RJR Tobacco has been identified and retained, and the accounting process is now underway.

In May 2006, the State of Florida filed a motion, in the Circuit Court of the Fifteenth Judicial Circuit, in and for Palm Beach County, Florida, to enforce the Settlement Agreement, for an Accounting by Brown & Williamson Holdings, Inc., and for an Order of Contempt, raising substantially the same issues as raised by the Mississippi Attorney General and seeking approximately $12.4 million in additional payments under the Florida Settlement Agreement, as well as $17.0 million in interest payments. This matter is currently in the discovery phase.

In December 2007, nine states sued RJR Tobacco claiming that an advertisement published in Rolling Stone magazine the prior month violated the MSA’s ban on the use of cartoons. The states asserted that the magazine’s content adjacent to a Camel gatefold advertisement included cartoon images prohibited by the MSA and that certain images used in the Camel advertisement itself were prohibited cartoons. Each state sought injunctive relief and punitive monetary sanctions. Eight of the nine courts have since ruled that the states are not entitled to the punitive sanctions being sought. There has been resolution of all of the cases except for California.

The court in California ruled that the company was not liable for preventing the use of cartoons in magazine-created content next to the RJR Tobacco advertisement, but that a few of the images in the RJR Tobacco advertisement itself were “technical” and unintentional cartoons. No monetary sanctions were awarded by the California court. The California Court of Appeals affirmed the judgment on the merits. In April 2011, the California Court of Appeals reversed the trial court’s award of attorneys’ fees to the State and remanded the case to the trial court with instructions to use the correct legal standard and prevailing market rates in determining the award of fees to either party. A final order was issued on October 6, 2011, finding the State to be the prevailing party for purposes of entitlement to attorneys’ fees. On March 22, 2012, the court entered an order granting the State’s request for approximately $3 million in attorneys’ fees. RJR Tobacco filed a notice of appeal in April 2012. Briefing is complete. Oral argument has not been scheduled.

NPM Adjustment. The MSA includes an adjustment, referred to as an NPM Adjustment, that potentially reduces the annual payment obligations of RJR Tobacco and the other original participating manufacturers, referred to as PMs. Certain requirements, collectively referred to as the Adjustment Requirements, must be satisfied before the NPM Adjustment for a given year is available:

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an independent auditor designated under the MSA must determine that the PMs have experienced a market share loss beyond a triggering threshold to those manufacturers that do not participate in the MSA, such non-participating manufacturers referred to as NPMs; and

•	in a binding arbitration proceeding, a firm of independent economic consultants must find that the disadvantages of the MSA were a significant factor contributing to the loss.

When the Adjustment Requirements are satisfied, the MSA provides that the NPM Adjustment applies to reduce the annual payment obligation of the PMs. However, an individual settling state may avoid its share of the NPM Adjustment if it had in place and diligently enforced during the entirety of the relevant year a “Qualifying Statute” that imposes escrow obligations on NPMs that are comparable to what the NPMs would have owed if they had joined the MSA. In such event, the state’s share of the NPM Adjustment is reallocated to other settling states, if any, that did not have in place and diligently enforce a Qualifying Statute.

NPM Adjustment Claim for 2003. For 2003, the Adjustment Requirements were satisfied. As a result, in April 2006, RJR Tobacco placed approximately $647 million of its MSA payment into a disputed payments account, in accordance with a procedure established by the MSA. That amount represented RJR Tobacco’s share of the 2003 NPM Adjustment as calculated by the MSA independent auditor. In March 2007, the independent auditor issued revised calculations that reduced RJR Tobacco’s share of the NPM Adjustment for 2003 to approximately $615 million. As a result, in April 2007, RJR Tobacco instructed the independent auditor to release to the settling states approximately $32 million from the disputed payments account.

Following RJR Tobacco’s payment of a portion of its 2006 MSA payment into the disputed payments account, 37 of the settling states filed legal proceedings in their respective MSA courts seeking declaratory orders that they diligently enforced their Qualifying Statutes during 2003 and/or orders compelling RJR Tobacco and the other PMs that placed money in the disputed payments account to pay the disputed amounts to the settling states. In response, RJR Tobacco and other PMs, pursuant to the MSA’s arbitration provisions, moved to compel arbitration of the parties’ dispute concerning the 2003 NPM Adjustment, including the States’ diligent enforcement claims, before a single, nationwide arbitration panel of three former federal judges. The settling states opposed these motions, arguing, among other things, that the issue of diligent enforcement must be resolved by MSA courts in each of the 52 settling states and territories.

As of December 31, 2012, 47 of the 48 courts that had addressed the question whether the dispute concerning the 2003 NPM Adjustment is arbitrable had ruled that arbitration is required under the MSA. The orders compelling arbitration in these states are now final and/or non-appealable. The Montana Supreme Court ruled that the state of Montana did not agree to arbitrate the question of whether it diligently enforced a qualifying statute. Trial on Montana’s assertion of its diligent enforcement defense to the 2003 NPM Adjustment was set for trial on September 10, 2012. On June 22, 2012, Montana and the PMs reached an agreement that the PMs do not contest Montana’s claim that it diligently enforced the Qualifying Statute during 2003.

As of January 2009, RJR Tobacco and certain other PMs entered into an Agreement Regarding Arbitration, referred to as the Arbitration Agreement, with 45 of the settling states, representing approximately 90% of the allocable share of the settling states. Pursuant to the Arbitration Agreement, signing states will have their ultimate liability (if any) with respect to the 2003 NPM Adjustment reduced by 20%, and RJR Tobacco and the other PMs that placed their share of the disputed 2005 NPM Adjustment (discussed below) into the disputed payments account have, without releasing or waiving any claims, authorized the release of those funds to the settling states.

The arbitration panel contemplated by the MSA and the Arbitration Agreement has been selected, and proceedings before the panel with respect to the 2003 NPM Adjustment Claim have begun. An initial administrative conference was held in July 2010, and subsequent proceedings have been held since then. Document and deposition discovery has been conducted pursuant to various orders of the arbitration panel. On November 3, 2011, RJR Tobacco and the other PMs advised the arbitration panel that they were not contesting the “diligent enforcement” of 12 states and the four pacific territories with a combined allocable share of less than 14%. The “diligent enforcement” of the remaining 33 settling states, DC and Puerto Rico was contested and will be the subject of further proceedings. A common issues hearing was held in April 2012 and state specific evidentiary hearings began in May 2012. To date, evidentiary hearings for fifteen states have been held. State specific hearings will continue on a monthly basis until proceedings with respect to all contested states have been completed. It is anticipated that it will be 12 to 15 months before a decision on the merits with respect to the 2003 NPM Adjustment is reached.

Other NPM Adjustment Claims. From 2006 to 2008, proceedings were initiated with respect to an NPM Adjustment for 2004, 2005 and 2006. The Adjustment Requirements were satisfied with respect to the NPM Adjustment for each of 2004, 2005 and 2006. As a result:

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in April 2007, RJR Tobacco placed approximately $561 million of its 2007 MSA payment (representing its share of the 2004 NPM Adjustment as calculated by the MSA independent auditor), and in April 2008, placed approximately $431 million of its 2008 MSA payment (representing its share of the 2005 NPM Adjustment as calculated by the independent auditor, net of certain slight adjustments to reflect revised independent auditor calculations of RJR Tobacco’s share of the 2003 and 2004 NPM Adjustments) into the disputed payments account. In 2009 and 2010, revised independent auditor calculations resulted in increases in RJR Tobacco’s 2005 NPM Adjustment, bringing the total amount of the adjustment to approximately $445 million; and

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in April 2009, RJR Tobacco retained approximately $406.5 million of its 2009 MSA payment to reflect its share of the 2006 NPM Adjustment as calculated by the independent auditor. Based on revised calculations by the MSA independent auditor, in April 2010, RJR Tobacco withheld an additional amount, bringing the total amount withheld with respect to the 2006 NPM Adjustment to approximately $420 million. Again based on revised calculations by the MSA independent auditor, in April 2011, RJR Tobacco paid approximately $1 million extra to account for a downward adjustment in its share of the 2006 NPM Adjustment.

The MSA permits PMs to retain disputed payment amounts pending resolution of the dispute. If the resolution of the dispute ultimately requires a PM to pay some or all of the disputed amount, then the amount deemed to be due includes interest calculated from the date the payment was originally due at the prime rate plus three percent.

In June 2009, RJR Tobacco, certain other PMs and the settling states entered into an agreement with respect to the 2007, 2008 and 2009 significant factor determinations. This agreement provides that the settling states will not contest that the disadvantages of the MSA were “a significant factor contributing to” the market share loss experienced by the PMs in those years. The stipulation pertaining to each of the three years became effective in February of the year a final determination by the firm of independent economic consultants would otherwise have been expected (2010, 2011 and 2012, respectively), if the issue had been arbitrated on the merits. RJR Tobacco and the PMs will pay a total amount of $5 million into the States’ Antitrust/Consumer Protection Tobacco Enforcement Fund established under Section VIII(c) of the MSA for each year covered by that agreement, with RJR Tobacco paying approximately 47% of such amounts. On January 9, 2012, a new agreement with respect to significant factor determinations was entered into on terms essentially identical to the earlier agreement, but pertaining to 2010, 2011 and 2012.

Based on the payment calculations of the MSA independent auditor and the agreement described above regarding the 2007, 2008 and 2009 significant factor determinations, the Adjustment Requirements were satisfied with respect to the NPM Adjustments for 2007, 2008 and 2009. As a result, in April 2010, RJR Tobacco placed approximately $448 million of its 2010 MSA payment (representing its share of the 2007 NPM Adjustment as calculated by the MSA independent auditor) into the disputed payments account; in April 2011, it placed approximately $477 million of its 2011 MSA payment (representing its share of the 2008 NPM Adjustment as calculated by the MSA independent auditor) into the disputed payments account; and in April 2012, it placed approximately $469 million of its 2012 MSA payment (representing its share of the 2009 NPM Adjustment as calculated by the MSA independent auditor) into the disputed payments account. RJR Tobacco’s 2011 payment into the disputed payments account was reduced by approximately $1.1 million to adjust for a downward revision by the independent auditor to RJR Tobacco’s share of the 2007 NPM Adjustment. RJR Tobacco’s 2012 payment into the disputed payments account was reduced by approximately $12.4 million to adjust for a downward revision by the independent auditor to RJR Tobacco’s share of the 2007 NPM Adjustment, and by approximately $7.7 million to adjust for a downward revision to RJR Tobacco’s share of the 2008 NPM Adjustment.

The table below summarizes the information discussed above with respect to the disputed portions of RJR Tobacco’s MSA payment obligations from 2003 through 2009 — the years as to which the Adjustment Requirements have been met:

Year for which NPM Adjustment Calculated	2003	2004	2005	2006	2007	2008	2009
Year in which deduction from NPM Adjustment was taken	2006	2007	2008	2009	2010	2011	2012
RJR Tobacco’s approximate share of disputed NPM Adjustment (millions)	$615	$562	$445	$419	$435	$469	$469

In addition to the NPM Adjustment claims described above, RJR Tobacco has filed dispute notices with respect to its 2010 and 2011 annual MSA payments relating to the NPM Adjustments potentially applicable to those years. The amount at issue for those two years is approximately $871 million.

Due to the uncertainty over the final resolution of the NPM Adjustment claims asserted by RJR Tobacco, no assurances can be made related to the amounts, if any, that will be realized or any amounts (including interest) that will be owed.

On November 14, 2012, RJR Tobacco, certain other PMs and certain Settling States entered into a Term Sheet that set forth terms on which accrued and potential NPM Adjustment claims for 2003 through 2014 could be resolved. The Term Sheet also set forth a restructured NPM Adjustment process to be applied on a going-forward basis, starting with the 2013 volume year. The Term Sheet was provided to all of the MSA Settling States for their review and consideration. The Term Sheet established December 14, 2012, as the deadline by which Settling States had to indicate whether they wished to join the proposed settlement. December 17, 2013, was set as the date the PMs and the joining Settling States would determine whether to proceed with the settlement. A total of 17 states, the District of Columbia and Puerto Rico, together representing just under 42% Allocable Share, determined to join the proposed settlement. RJR Tobacco and the other PMs indicated that they were prepared to go forward with the proposed settlement with that level of state participation.

The Term Sheet provides that the Arbitration Panel currently in place to deal with the 2003 NPM Adjustment (and other NPM Adjustment-related matters) must review the proposed settlement and enter an appropriate order to confirm for the Independent Auditor that it should implement as necessary the terms of the settlement agreement. An initial hearing on the proposed settlement was held on January 22-23, 2013. A briefing schedule regarding any objections to the settlement has been established. Another hearing on the proposed settlement has been set for March 7, 2013.

Separately, on August 19, 2011, Idaho sent a letter on behalf of itself and 31 other states, stating their intent to initiate arbitration with respect to whether amounts used to measure the domestic cigarette market and to calculate PM payment obligations under the MSA should be the adjusted gross or the net number of cigarettes on which federal excise tax (including arbitrios de cigarillos) is paid. The parties also agreed to arbitrate the Independent Auditor’s calculation of the Volume Adjustment with respect to the treatment of “roll your own,” referred to as RYO, tobacco. On December 15, 2011, the parties entered into an agreement regarding procedures for formation of an arbitration panel with respect to this arbitration. Selection of arbitrators was completed, an initial hearing was held, discovery was undertaken and completed, and briefing on the issues was completed. Merits hearings on the issues raised in the arbitration were held December 11-13, 2012. Decisions of the arbitration panel are pending.

Antitrust Cases

A number of tobacco wholesalers and consumers have sued U.S. cigarette manufacturers, including RJR Tobacco and B&W, in federal and state courts, alleging that cigarette manufacturers combined and conspired to set the price of cigarettes in violation of antitrust statutes and various state unfair business practices statutes. In these cases, the plaintiffs asked the court to certify the lawsuits as class actions on behalf of other persons who purchased cigarettes directly or indirectly from one or more of the defendants. As of December 31, 2012, all of the federal and state court cases on behalf of indirect purchasers had been dismissed.

In Smith v. Philip Morris Cos., Inc., a case filed in February 2000, and pending in District Court, Seward County, Kansas, the court granted class certification in November 2001, in an action brought against the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, and the parent companies of the major U.S. cigarette manufacturers, including RJR, seeking to recover an unspecified amount in actual and punitive damages. The plaintiffs allege that the defendants participated in a conspiracy to fix or maintain the price of cigarettes sold in the United States. In an opinion dated March 23, 2012, the court granted summary judgment in favor of RJR Tobacco and B&W on the plaintiffs’ claims. On July 18, 2012, the plaintiffs filed a notice of appeal.

Other Litigation and Developments

JTI Claims for Indemnification . By purchase agreement dated March 9, 1999, amended and restated as of May 11, 1999, referred to as the 1999 Purchase Agreement, RJR and RJR Tobacco sold the international tobacco business to JTI. Under the 1999 Purchase Agreement, RJR and RJR Tobacco retained certain liabilities relating to the international tobacco business sold to JTI. Under its reading of the indemnification provisions of the 1999 Purchase Agreement, JTI has requested indemnification for damages allegedly arising out of these retained liabilities. As previously reported, a number of the indemnification claims between the parties relating to the activities of Northern Brands in Canada have been resolved. The other matters for which JTI has requested indemnification for damages under the indemnification provisions of the 1999 Purchase Agreement are described below:

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In a letter dated March 31, 2006, counsel for JTI stated that JTI would be seeking indemnification under the 1999 Purchase Agreement for any damages it may incur or may have incurred arising out of a Southern District of New York grand jury investigation, a now-terminated Eastern District of North Carolina grand jury investigation, and various actions filed by the European Community and others in the U.S. District Court for the Eastern District of New York, referred to as the EDNY, against RJR Tobacco and certain of its affiliates on November 3, 2000, August 6, 2001, and (as discussed in greater detail below) October 30, 2002, and against JTI on January 11, 2002.

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JTI also has sought indemnification relating to a Statement of Claim filed on April 23, 2010, against JTI Macdonald Corp., referred to as JTI-MC, by the Ontario Flue-Cured Tobacco Growers’ Marketing Board, referred to as the Board, Andy J. Jacko, Brian Baswick, Ron Kichler, and Aprad Dobrenty, proceeding on their own behalf and on behalf of a putative class of Ontario tobacco producers that sold tobacco to JTI-MC during the period between January 1, 1986 and December 31, 1996, referred to as the Class Period, through the Board pursuant to certain agreements. The Statement of Claim seeks recovery for damages allegedly incurred by the class representatives and the putative class for tobacco sales during the Class Period made at the contract price for duty free or export cigarettes with respect to cigarettes that, rather than being sold duty free or for export, purportedly were sold in Canada, which allegedly breached one or more of a series of contracts dated between June 4, 1986, and July 3, 1996. A motion to dismiss has been filed.

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Finally, JTI has advised RJR and RJR Tobacco of its view that, under the terms of the 1999 Purchase Agreement, RJR and RJR Tobacco are liable for a roughly $1.7 million judgment entered in 1998, plus interest and costs, in an action filed in Brazil by Lutz Hanneman, a former employee of a former RJR Tobacco subsidiary. RJR and RJR Tobacco deny that they are liable for this judgment under the terms of the 1999 Purchase Agreement.

Although RJR and RJR Tobacco recognize that, under certain circumstances, they may have these and other unresolved indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJR Tobacco disagree with JTI as to (1) what circumstances relating to any such matters may give rise to indemnification obligations by RJR and RJR Tobacco, and (2) the nature and extent of any such obligation. RJR and RJR Tobacco have conveyed their position to JTI, and the parties have agreed to resolve their differences at a later time.

European Community . On October 30, 2002, the European Community and ten of its member states filed a complaint in the EDNY against RJR, RJR Tobacco and several currently and formerly related companies. The complaint contains many of the same or similar allegations found in an earlier complaint, now dismissed, filed in August 2001 and also alleges that the defendants, together with certain identified and unidentified persons, engaged in money laundering and other conduct violating civil RICO and a variety of common laws. The complaint also alleges that the defendants manufactured cigarettes that were eventually sold in Iraq in violation of U.S. sanctions. The plaintiffs seek compensatory, punitive and treble damages among other types of relief. This matter has been stayed and largely inactive since November 24, 2009 when, with the court’s permission, the European Community and member states filed and served a second amended complaint. The second amended complaint added 16 member states as plaintiffs and RAI, RJR Tobacco and R. J. Reynolds Global Products Inc., referred to as GPI, as defendants. The allegations contained in the second amended complaint are in most respects either identical or similar to those found in the prior complaint, but now add new allegations primarily regarding the activities of RAI, RJR Tobacco and GPI following the B&W business combination. Pursuant to a stipulation and order, the defendants filed a motion to dismiss the plaintiffs’ second amended complaint on February 15, 2010. Ruling on part of the defendants’ motion to dismiss, on March 8, 2011, the court dismissed the plaintiffs’ RICO claims, and reserved decision as to dismissal of the plaintiffs’ state-law claims. Thereafter, on May 13, 2011, the court granted the remaining portion of the defendants’ motion and dismissed the plaintiffs’ state-law claims based on the court’s lack of subject matter jurisdiction. On May 16, 2011, the clerk of court entered a judgment dismissing the action in its entirety. On June 10, 2011, the plaintiffs filed a notice of appeal with the U.S. Court of Appeals for the Second Circuit, appealing from the May 16, 2011 judgment, as well as the March 8, 2011 and May 13, 2011 orders that respectively resulted in the dismissal of their RICO and state-law claims. Oral argument occurred on February 24, 2012. A decision is pending.

FDA Litigation. In August 2009, RJR Tobacco and American Snuff Co. joined other tobacco manufacturers and a tobacco retailer in filing a lawsuit, Commonwealth Brands, Inc. v. United States of America, in the U.S. District Court for the Western District of Kentucky , challenging certain provisions of the Family Smoking Prevention and Tobacco Control Act, referred to as the FDA Tobacco Act, that severely restricts the few remaining channels available to communicate with adult tobacco consumers. RAI believes these provisions cannot be justified on any basis consistent with the demands of the First Amendment. The suit does not challenge the U.S. Congress’s decision to give the FDA regulatory authority over tobacco products, nor does it challenge the vast majority of the provisions of the new law. In November 2009, the court denied certain plaintiffs’ motion for preliminary injunction as to the modified risk tobacco products provision of the FDA Tobacco Act. In January 2010, the court granted summary judgment for the plaintiffs so as to allow the continued use of color and imagery in labeling and advertising and the right to make statements that their products conform to FDA regulatory requirements. The court granted summary judgment to the U.S. Government as to all other challenged provisions. In March 2010, each side filed a notice of appeal with the Sixth Circuit Court of Appeals. On March 29, 2012, the Sixth Circuit issued its opinion affirming the district court’s decision in all respects but two: (1) holding as constitutional the ban on manufacturers making statements that their products conform to FDA regulatory requirements; and (2) holding as unconstitutional the ban on continuity programs. On May 31, 2012, the Sixth Circuit denied the plaintiffs’ motion for rehearing en banc. The plaintiffs filed a petition for writ of certiorari with the U.S. Supreme Court on October 26, 2012. The Government has until March 8, 2013 to file an opposition to the petition.

On February 25, 2011, RJR Tobacco, Lorillard, Inc., and Lorillard Tobacco Company jointly filed a lawsuit, Lorillard, Inc. v. U.S. Food and Drug Administration, in the U.S. District Court for the District of Columbia, challenging the composition of the Tobacco Products Scientific Advisory Committee, referred to as the TPSAC, which had been established by the FDA. The complaint alleges that certain members of the TPSAC and certain members of its Constituents Subcommittee have financial and appearance conflicts of interest that are disqualifying under federal ethics law and regulations, and that the TPSAC is not “fairly balanced,” as required by the Federal Advisory Committee Act, referred to as FACA. In March 2011, the plaintiffs filed an amended complaint, which added an additional claim, based on a nonpublic meeting of members of the TPSAC, in violation of the FACA. The court granted the plaintiffs’ unopposed motion to file a second amended complaint adding a count addressing the FDA’s refusal to produce all documents generated by the TPSAC and its subcommittee in preparation of the menthol report. The FDA filed a motion to dismiss the second amended complaint. On August 1, 2012, the court denied the FDA’s motion to dismiss. The FDA filed its answer to the complaint on October 12, 2012. A status conference is scheduled for February 22, 2013.

On August 16, 2011, RJR Tobacco and SFNTC joined other tobacco manufacturers in a lawsuit, R. J. Reynolds Tobacco Co. v. U.S. Food and Drug Administration, in the U.S. District Court for the District of Columbia, challenging the final regulation specifying nine new graphic “warnings” pursuant to the FDA Tobacco Act violates the plaintiffs’ rights under the First Amendment to the U.S. Constitution and the Administrative Procedure Act, referred to as the APA. On November 7, 2011, the court granted the plaintiffs’ motion for preliminary injunction, which stays, the imposition of the graphic warning rule for 15 months following a final ruling from the district court as to the merits of the parties claims. On December 1, 2011, the government appealed the district court’s preliminary injunction ruling to the Court of Appeals for the D.C. Circuit. On February 29, 2012, the district court granted the plaintiffs’ motion for summary judgment, finding that these mandatory graphic warnings violated the First Amendment by unconstitutionally compelling speech. In so finding, the court issued a permanent injunction preventing the FDA from requiring the companies to implement new textual and graphic warnings until 15 months after the issuance of new regulations that are constitutionally permissible. The government filed a notice of appeal of this order with the Court of Appeals for the D. C. Circuit on March 4, 2012, and moved the appellate court to consolidate this appeal with the government’s appeal of the preliminary injunction decision. The Court of Appeals granted the government’s motion and heard argument on both appeals on April 10, 2012. On August 24, 2012, the Court of Appeals for the D. C. Circuit affirmed the District Court’s decision invalidating graphic warning regulation. The Court of Appeals denied the Government’s motion for rehearing en banc on December 5, 2012. The Government has until March 5, 2013, to file a petition for writ of certiorari with the U.S. Supreme Court.

For a detailed description of the FDA Tobacco Act, see “— Governmental Activity” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in Part I, Item 2.

Other Matters. RJR Tobacco and others brought suit against the City of Providence, Rhode Island challenging ordinances that prohibit the acceptance of tobacco product coupons, offering of certain pricing discounts for tobacco products, and certain flavored tobacco products in Providence, Rhode Island. The case, National Association of Tobacco Outlets, Inc. v. City of Providence , was filed in the U.S. District Court for the District of Rhode Island on February 13, 2012. The parties filed cross motions for summary judgment, and on December 11, 2012, the court granted judgment in favor of the defendants, except that the court modified the definition of a flavored tobacco product consistent with plaintiffs’ argument. On January 8, 2013, the plaintiffs filed a notice of appeal. Briefing is underway.

In Richard Villarreal v. R. J. Reynolds Tobacco Co ., a case filed June 6, 2012, the plaintiff filed a collective action complaint against R. J. Reynolds Tobacco Co., Pinstripe, Inc., and CareerBuilder, LLC, in the U.S. District Court, Northern District of Georgia. The complaint alleges unlawful discrimination with respect to the hiring of individuals to fill entry-level regional sales positions in violation of the Age Discrimination in Employment Act (29 U.S.C. §621, et seq.). The defendants’ partial motion to dismiss is pending with the court.

In May 2011, RJR Tobacco and SFNTC received separate letters from counsel to Walgreen Co. regarding a 60-day notice served on Walgreen by a consumer group alleging violations of California’s Proposition 65. The group claims that Walgreen provided or sold products with containers or wrappers containing insufficient warning in violation of California law. Walgreen believes that RJR Tobacco and SFNTC provided the noticed products, and is requesting that RJR Tobacco and SFNTC pay for Walgreen’s defense, indemnify Walgreen and hold Walgreen harmless from all liability, loss or expense (including legal expense) related to sales of any products covered by the 60-day notice, manufactured or distributed to Walgreen by RJR Tobacco and SFNTC. In June 2011, RJR Tobacco submitted a reply to Walgreen’s counsel, and SFNTC submitted a reply in July 2011. Both of these replies sought additional information concerning the underlying claim. Neither company has received a response from Walgreen’s counsel.

Finally, in March 2012, RJR Tobacco, American Snuff Co. and SFNTC received separate letters from McLane Company, Inc. regarding the Walgreen matter. Following receipt of a similar demand letter from Walgreen Co., McLane has requested that RJR Tobacco, American Snuff Co. and SFNTC defend and indemnify affected McLane customers. RJR Tobacco, American Snuff Co. and SFNTC each submitted a reply to McLane in April 2012 that sought additional information concerning the underlying claim. None of the three companies has received a response from McLane counsel.

Smokeless Tobacco Litigation

As of December 31, 2012, American Snuff Co. was a defendant in six actions brought by individual plaintiffs in West Virginia state court seeking damages in connection with personal injuries allegedly sustained as a result of the usage of American Snuff Co.’s smokeless tobacco products. These actions are pending before the same West Virginia court as the 564 consolidated individual smoker cases against RJR Tobacco, B&W, as RJR Tobacco’s indemnitee, or both. Pursuant to the court’s December 3, 2001, order, the smokeless tobacco claims and defendants remain severed.

Pursuant to a second amended complaint filed in September 2006, American Snuff Co. is a defendant in Vassallo v. United States Tobacco Company , pending in the Eleventh Circuit Court in Miami-Dade County, Florida. The individual plaintiff alleges that he sustained personal injuries, including addiction and cancer, as a result of his use of smokeless tobacco products, allegedly including products manufactured by American Snuff Co. The plaintiff seeks unspecified compensatory and consequential damages in an amount greater than $15,000. There is no punitive damages demand in this case, though the plaintiff retains the right to seek leave of court to add such a demand later. Discovery is underway.

American Snuff Co. was served with a complaint that was filed in October 2011 in the U.S. District Court for the Northern District of Mississippi, Vertison v. American Snuff Co., LLC. The plaintiff alleges that as a result of her use of the defendants’ smokeless tobacco products, she developed oral cancer. The plaintiff seeks unspecified compensatory and punitive damages. On January 13, 2012, American Snuff Co. filed its answer to the complaint. Discovery is underway. The defendants filed a motion for summary judgment on all of the plaintiff’s claims on September 10, 2012. A decision is pending. Trial is scheduled for August 5, 2013.

Tobacco Buyout Legislation and Related Litigation

In 2004, legislation was passed eliminating the U.S. government’s tobacco production controls and price support program. The buyout of tobacco quota holders provided for in the Fair and Equitable Tobacco Reform Act, referred to as FETRA, is funded by a direct quarterly assessment on every tobacco product manufacturer and importer, on a market-share basis measured on volume to which federal excise tax is applied. The aggregate cost of the buyout to the industry is approximately $9.9 billion, including approximately $9.6 billion payable to quota tobacco holders and growers through industry assessments over ten years and approximately $290 million for the liquidation of quota tobacco stock. As a result of the tobacco buyout legislation, the MSA Phase II obligations established in 1999 continued as scheduled through the end of 2010, but were offset against the tobacco quota buyout obligations. RAI’s operating subsidiaries’ annual expense under FETRA for 2013 and 2014 is estimated to be approximately $220 million and $170 million, respectively.

RAI’s operating subsidiaries recorded the FETRA assessment on a quarterly basis as cost of goods sold. RAI’s operating subsidiaries estimate that their overall share of the buyout will approximate $2.5 billion prior to the deduction of permitted offsets under the MSA. In addition, future market pricing could impact the carrying value of inventory, and adversely affect RJR Tobacco’s financial position and results of operations.

ERISA Litigation

In May 2002, in Tatum v. The R.J.R. Pension Investment Committee of the R. J. Reynolds Tobacco Company Capital Investment Plan , an employee of RJR Tobacco filed a class-action suit in the U.S. District Court for the Middle District of North Carolina, alleging that the defendants, RJR, RJR Tobacco, the RJR Employee Benefits Committee and the RJR Pension Investment Committee, violated the Employee Retirement Income Security Act of 1974, referred to as ERISA. The actions about which the plaintiff complains stem from a decision made in 1999 by RJR Nabisco Holdings Corp., subsequently renamed Nabisco Group Holdings Corp., referred to as NGH, to spin off RJR, thereby separating NGH’s tobacco business and food business. As part of the spin-off, the 401(k) plan for the previously related entities had to be divided into two separate plans for the now separate tobacco and food businesses. The plaintiff contends that the defendants breached their fiduciary duties to participants of the RJR 401(k) plan when the defendants removed the stock funds of the companies involved in the food business, NGH and Nabisco Holdings Corp., referred to as Nabisco, as investment options from the RJR 401(k) plan approximately six months after the spin-off. The plaintiff asserts that a November 1999 amendment (the “1999 Amendment”) that eliminated the NGH and Nabisco funds from the RJR 401(k) plan on January 31, 2000, contained sufficient discretion for the defendants to have retained the NGH and Nabisco funds after January 31, 2000, and that the failure to exercise such discretion was a breach of fiduciary duty. In his complaint, the plaintiff requests, among other things, that the court require the defendants to pay as damages to the RJR 401(k) plan an amount equal to the subsequent appreciation that was purportedly lost as a result of the liquidation of the NGH and Nabisco funds.

In July 2002, the defendants filed a motion to dismiss, which the court granted in December 2003. In December 2004, the U.S. Court of Appeals for the Fourth Circuit reversed the dismissal of the complaint, holding that the 1999 Amendment did contain sufficient discretion for the defendants to have retained the NGH and Nabisco funds as of February 1, 2000, and remanded the case for further proceedings. The court granted the plaintiff leave to file an amended complaint and denied all pending motions as moot. In April 2007, the defendants moved to dismiss the amended complaint. The court granted the motion in part and denied it in part, dismissing all claims against the RJR Employee Benefits Committee and the RJR Pension Investment Committee. The remaining defendants, RJR and RJR Tobacco, filed their answer and affirmative defenses in June 2007. The plaintiff filed a motion for class certification, which the court granted in September 2008. The district court ordered mediation, but no resolution of the case was reached. In September 2008, each of the plaintiffs and the defendants filed motions for summary judgment, and in January 2009, the defendants filed a motion to decertify the class. A second mediation occurred in June 2009, but again no resolution of the case was reached. The district court overruled the motions for summary judgment and the motion to decertify the class.

A non-jury trial was held in January and February 2010. During closing arguments, the plaintiff argued for the first time that certain facts arising at trial showed that the 1999 Amendment was not validly adopted, and then moved to amend his complaint to conform to this evidence at trial. On June 1, 2011, the court granted the plaintiff’s motion to amend his complaint and found that the 1999 Amendment was invalid.

The parties filed their findings of fact and conclusions of law on February 4, 2011. A decision is pending.

Environmental Matters

RAI and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJR Tobacco has been named a potentially responsible party with third parties under the Comprehensive Environmental Response, Compensation and Liability Act with respect to several superfund sites. RAI and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial position of RAI or its subsidiaries.

RAI and its operating subsidiaries believe that climate change is an environmental issue primarily driven by carbon dioxide emissions from the use of energy. RAI’s operating subsidiaries are working to reduce carbon dioxide emissions by minimizing the use of energy where cost effective, minimizing waste to landfills and increasing recycling. Climate change is not viewed by RAI’s operating subsidiaries as a significant direct economic risk to their businesses, but rather an indirect risk involving the potential for a longer term general increase in the cost of doing business. Regulatory changes are difficult to predict, but the current regulatory risks to the business of RAI’s operating subsidiaries with respect to climate change are relatively low. Financial impacts will be driven more by the cost of natural gas and electricity. Efforts are made to mitigate the effect of increases in fuel costs directly impacting RAI’s operating subsidiaries by evaluating natural gas usage and market conditions, and occasionally purchasing forward contracts, limited to a three-year period, for natural gas. In addition, RAI’s operating subsidiaries are constantly evaluating electrical energy conservation measures and energy efficient equipment to mitigate impacts of increases in electrical energy costs.

Regulations promulgated by the EPA and other governmental agencies under various statutes have resulted in, and likely will continue to result in, substantial expenditures for pollution control, waste treatment, facility modification and similar activities. RAI and its subsidiaries are engaged in a continuing program to comply with federal, state and local environmental laws and regulations, and dependent upon the probability of occurrence and reasonable estimation of cost, accrue or disclose any material liability. Although it is difficult to reasonably estimate the portion of capital expenditures or other costs attributable to compliance with environmental laws and regulations, RAI does not expect such expenditures or other costs to have a material adverse effect on the business, results of operations or financial position of RAI or its subsidiaries.

Other Contingencies

In connection with the sale of the international tobacco business to JTI, pursuant to the 1999 Purchase Agreement, RJR and RJR Tobacco agreed to indemnify JTI against:

•

any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet;

•

any liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR’s or RJR Tobacco’s employee benefit and welfare plans; and

•	any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.

As described above in “— Litigation Affecting the Cigarette Industry — Other Litigation and Developments — JTI Claims for Indemnification,” RJR Tobacco has received claims for indemnification from JTI, and several of these have been resolved. Although RJR and RJR Tobacco recognize that, under certain circumstances, they may have other unresolved indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJR Tobacco disagree what circumstances described in such claims give rise to any indemnification obligations by RJR and RJR Tobacco and the nature and extent of any such obligation. RJR and RJR Tobacco have conveyed their position to JTI, and the parties have agreed to resolve their differences at a later date.

RJR Tobacco, SFNTC and American Snuff Co. have entered into agreements to indemnify certain distributors and retailers from liability and related defense costs arising out of the sale or distribution of their products. Additionally, SFNTC has entered into an agreement to indemnify a supplier from liability and related defense costs arising out of the sale or use of SFNTC’s products. The cost has been, and is expected to be, insignificant. RJR Tobacco, SFNTC and American Snuff Co. believe that the indemnified claims are substantially similar in nature and extent to the claims that they are already exposed to by virtue of their having manufactured those products.

Except as otherwise noted above, RAI is not able to estimate the maximum potential amount of future payments, if any, related to these indemnification obligations.

Lease Commitments

RAI has operating lease agreements that are primarily for office space, automobiles, warehouse space and computer equipment. The majority of these leases expire within the next five years and some contain renewal or purchase options and escalation clauses or restrictions relating to subleases. Total rent expense was $19 million, $18 million and $20 million for 2012, 2011 and 2010, respectively.

Future minimum lease payments as of December 31, 2012 were as follows:

Noncancellable Operating Leases
2013	$20
2014	18
2015	14
2016	9
2017	4

Total	$65

Schedule 3.12

Subsidiaries

Part A: Material Subsidiaries

Name of Subsidiary	State of Incorporation/Formation	Borrower Direct/Indirect Ownership Interest	Direct Owner
1. American Snuff Company, LLC	Delaware	100%	Conwood Holdings, Inc.
2. R. J. Reynolds Tobacco Company	North Carolina	100%	R.J. Reynolds Tobacco Holdings, Inc.

Part B: Subsidiary Guarantors

Name of Subsidiary	State of Incorporation/Formation	Borrower Direct/Indirect Ownership Interest	Direct Owner
1. American Snuff Company, LLC	Delaware	100%	Conwood Holdings, Inc.
2. Conwood Holdings, Inc.	Delaware	100%	Reynolds American Inc.
3. RAI Services Company	North Carolina	100%	Reynolds American Inc.
4. Reynolds Finance Company	Delaware	100%	R. J. Reynolds Tobacco Company
5. Reynolds Innovations Inc.	North Carolina	100%	Reynolds Finance Company
6. R. J. Reynolds Global Products, Inc.	Delaware	100%	R.J. Reynolds Tobacco Holdings, Inc.
7. R.J. Reynolds Tobacco Co.	Delaware	100%	R. J. Reynolds Tobacco Company
8. R. J. Reynolds Tobacco Company	North Carolina	100%	R.J. Reynolds Tobacco Holdings, Inc.
9. R.J. Reynolds Tobacco Holdings, Inc.	Delaware	100%	Reynolds American Inc.
10. Rosswil LLC	Delaware	100%	Conwood Holdings, Inc.
11. Santa Fe Natural Tobacco Company, Inc.	New Mexico	100%	Reynolds American Inc.

Part C: Non-Guarantor Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation/Formation	Borrower Direct/Indirect Ownership Interest	Direct Owner
Niconovum AB	Sweden	100%	Reynolds International Holdings B.V.
Niconovum USA, Inc.	North Carolina	100%	Reynolds American Inc.
Northern Brands International, Inc.	Delaware	100%	R.J. Reynolds Tobacco Holdings, Inc.
RAI International, Inc.	Delaware	100%	Reynolds American Inc.
Reynolds Asia-Pacific Limited	Hong Kong	100%	RAI International, Inc.
Reynolds International Holdings B.V.	Netherlands	100%	R.J. Reynolds Tobacco C.V.
Reynolds Technologies, Inc.	Delaware	100%	R. J. Reynolds Tobacco Company
R.J. Reynolds Tobacco B.V.	Netherlands	100%	R.J. Reynolds Tobacco C.V.
R.J. Reynolds Tobacco (CI), Co.	Cayman Islands	100%	R.J. Reynolds Tobacco C.V.
R.J. Reynolds Tobacco C.V.	Netherlands	100%	R. J. Reynolds Global Products, Inc.
R. J. Reynolds Tobacco International, Inc.	Delaware	100%	R.J. Reynolds Tobacco Holdings, Inc.
RJR Realty Relocation Services, Inc.	North Carolina	100%	R.J. Reynolds Tobacco Holdings, Inc.
R. J. Reynolds Vapor Company	North Carolina	100%	Reynolds American Inc.
Santa Fe Natural Tobacco Company: Germany GmbH	Germany	100%	Santa Fe Natural Tobacco Company, Inc.
Santa Fe Natural Tobacco Company Italy S.r.1	Italy	100%	R. J. Reynolds Global Products, Inc.
Santa Fe Natural Tobacco Company Japan K.K.	Japan	100%	R. J. Reynolds Global Products, Inc.
S.F. Imports, Inc.	Delaware	100%	R .J. Reynolds Tobacco Company
SFR Tobacco International GmbH (SFRTI)	Switzerland	100%	R.J. Reynolds Tobacco B.V.

Schedule 6.01

Existing Liens

None.

EXHIBIT A

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Term Loan Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the Facility (including any guarantees included in the Facility) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:
[and is an Affiliate/Approved Fund of [identify Lender]2 ]

3.	Borrower(s):	Reynolds American Inc.

4.	Administrative Agent:	JPMorgan Chase Bank, N.A., as the administrative agent under the Credit Agreement

5.	Credit Agreement:	The $500,000,000 Term Loan Agreement dated as of March 15, 2013 among Reynolds American Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents party thereto

[2]	Select as applicable.

1

6.	Assigned Interest:

Aggregate Amount of Term Loan Commitments/Term Loans for all Lenders	Amount of Term Loan Commitment/Term Loans Assigned	Percentage Assigned of Term Loan Commitment/Term Loans[3]
$	$		%
$	$		%
$	$		%

Effective Date:         , 20            [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The Assignee agrees to deliver to the Administrative Agent a completed Administrative Questionnaire in which the Assignee designates one or more Credit Contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower, its Subsidiaries and its and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the Assignee’s compliance procedures and applicable laws, including Federal and state securities laws.

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:
Title:

[3]	Set forth, to at least 9 decimals, as a percentage of the Term Loan Commitment/Term Loans of all Lenders thereunder.

2

[Consented to and]4 Accepted:

[NAME OF ADMINISTRATIVE AGENT], as

Administrative Agent

By
Title:

[Consented to:][5]

[NAME OF RELEVANT PARTY]

By
Title:

[4]	To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.
[5]	To be added only if the consent of the Borrower is required by the terms of Section 9.04 of the Credit Agreement.

3

ANNEX 1

REYNOLDS AMERICAN INC. TERM LOAN AGREEMENT

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2 Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Non-U.S. Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

1

EXHIBIT B

[FORM OF]

SUBSIDIARY GUARANTEE AGREEMENT

EXHIBIT B

FORM OF SUBSIDIARY GUARANTEE AGREEMENT

SUBSIDIARY GUARANTEE (as amended, modified, restated and/or supplemented from time to time, this “Guarantee”), dated as of March 15, 2013, made by and among each of the undersigned guarantors (each, a “Guarantor” and, together with any other entity that becomes a guarantor hereunder pursuant to Section 22 hereof, collectively, the “Guarantors”) in favor of JPMorgan Chase Bank, N.A., as Administrative Agent (together with any successor administrative agent, the “Administrative Agent”), for the benefit of the Guaranteed Creditors (as defined below). Except as otherwise defined herein, all capitalized terms used herein and defined in the Credit Agreement (as defined below) shall be used herein as therein defined.

W I T N E S S E T H :

WHEREAS, Reynolds American Inc. (the “Borrower”), the lenders from time to time party thereto (the “Lenders”) and the Administrative Agent have entered into a Term Loan Agreement, dated as of March 15, 2013 (as amended, modified, restated and/or supplemented from time to time, the “Credit Agreement”), providing for the making of Term Loans to the Borrower, as contemplated therein (the Lenders, the Administrative Agent and their subsequent permitted assigns are herein called the “Guaranteed Creditors”);

WHEREAS, each Guarantor is a direct or indirect Subsidiary of the Borrower;

WHEREAS, the Credit Agreement requires that this Guarantee be executed and delivered; and

WHEREAS, each Guarantor will obtain benefits from the incurrence of Term Loans by the Borrower under the Credit Agreement and, accordingly, desires to execute this Guarantee in order to induce the Lenders to make Term Loans to the Borrower;

NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to each Guarantor, the receipt and sufficiency of which are hereby acknowledged, each Guarantor hereby makes the following representations and warranties to the Administrative Agent for the benefit of the Guaranteed Creditors and hereby covenants and agrees with each other Guarantor and the Administrative Agent for the benefit of the Guaranteed Creditors as follows:

1. GUARANTEE. (a) Each Guarantor, jointly and severally, irrevocably, absolutely and unconditionally guarantees as a primary obligor and not merely as surety to the Guaranteed Creditors the full and prompt payment when due (whether at the stated maturity, by required prepayment, declaration, acceleration, demand or otherwise) of the principal of and interest on all Term Loans incurred by the Borrower, together with all the other obligations (including obligations which, but for the automatic stay under Section 362(a) of the Bankruptcy Code, would become due) and liabilities and indebtedness (including, without limitation, indemnities and fees (including any interest accruing after the commencement of any bankruptcy, insolvency, receivership or similar proceeding at the rate provided for in the Credit Agreement, whether or not such interest is an allowed claim in any such proceeding)) owing by the Borrower to any Guaranteed Creditor, whether now existing or hereafter incurred under, arising out of or in connection with, the Credit Agreement and the due performance and compliance by the Borrower with all of the terms, conditions and agreements contained in the Credit Agreement (all such principal, interest, liabilities, indebtedness and obligations under this clause (a) being herein collectively called the “Guaranteed Obligations”).

Each Guarantor understands, agrees and confirms that the Guaranteed Creditors may enforce this Guarantee up to the full amount of the Guaranteed Obligations against such Guarantor without proceeding against any other Guarantor or the Borrower or under any other guarantee covering all or a portion of the Guaranteed Obligations. This Guarantee is a guarantee of prompt payment and performance and not of collection.

(b) Additionally, each Guarantor, jointly and severally, unconditionally, absolutely and irrevocably, guarantees the payment of any and all Guaranteed Obligations whether or not due or payable by the Borrower upon the occurrence in respect of the Borrower of any of the events specified in clauses (h), (i) and (j) of Article VII of the Credit Agreement, and unconditionally, absolutely and irrevocably, jointly and severally, promises to pay such Guaranteed Obligations to the Guaranteed Creditors, or order, on demand.

2. LIABILITY OF GUARANTORS ABSOLUTE. The liability of each Guarantor hereunder is primary, absolute, joint and several, and unconditional and is exclusive and independent of any other guarantee of the indebtedness of the Borrower whether executed by such Guarantor, any other Guarantor, any other guarantor or by any other party, and the liability of each Guarantor hereunder shall not be affected or impaired by any circumstance or occurrence whatsoever, including, without limitation: (a) any direction as to application of payment by the Borrower or any other party, (b) any other continuing or other guarantee, undertaking or maximum liability of a Guarantor or of any other party as to the Guaranteed Obligations, (c) any payment on or in reduction of any such other guarantee or undertaking, (d) any dissolution, termination or increase, decrease or change in personnel by the Borrower, (e) the failure of the Guarantor to receive any benefit from or as a result of its execution, delivery and performance of this Guarantee, (f) any payment made to any Guaranteed Creditor on the Guaranteed Obligations which any Guaranteed Creditor repays the Borrower pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and each Guarantor waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding, (g) any action or inaction by the Guaranteed Creditors as contemplated in Section 5 hereof or (h) any invalidity, rescission, irregularity or unenforceability of all or any part of the Guaranteed Obligations.

3. OBLIGATIONS OF GUARANTORS INDEPENDENT. The obligations of each Guarantor hereunder are independent of the obligations of any other Guarantor, any other guarantor or the Borrower, and a separate action or actions may be brought and prosecuted against each Guarantor whether or not action is brought against any other Guarantor, any other guarantor or the Borrower and whether or not any other Guarantor, any other guarantor or the Borrower be joined in any such action or actions. Each Guarantor waives (to the fullest extent permitted by applicable law) the benefits of any statute of limitations affecting its liability hereunder or the enforcement thereof. Any payment by the Borrower or other circumstance which operates to toll any statute of limitations as to the Borrower shall operate to toll the statute of limitations as to each Guarantor.

4. WAIVERS BY GUARANTORS. (a) Each Guarantor hereby waives (to the fullest extent permitted by applicable law) notice of acceptance of this Guarantee and notice of the existence, creation or incurrence of any new or additional liability to which it may apply, and waives promptness, diligence, presentment, demand of payment, demand for performance, protest, notice of dishonor or nonpayment of any such liabilities, suit or taking of other action by the Administrative Agent or any other Guaranteed Creditor against, and any other notice to, any party liable thereon (including such Guarantor, any other Guarantor, any other guarantor or the Borrower) and each Guarantor further hereby

2

waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice or proof of reliance by any Guaranteed Creditor upon this Guarantee, and the Guaranteed Obligations shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended, modified, supplemented or waived, in reliance upon this Guarantee.

(b) Each Guarantor waives any right to require the Guaranteed Creditors to: (i) proceed against the Borrower, any other Guarantor, any other guarantor of the Guaranteed Obligations or any other party; or (ii) pursue any other remedy in the Guaranteed Creditors’ power whatsoever. Each Guarantor waives any defense based on or arising out of any defense of the Borrower, any other Guarantor, any other guarantor of the Guaranteed Obligations or any other party other than payment in full in cash of the Guaranteed Obligations, including, without limitation, any defense based on or arising out of the disability of the Borrower, any other Guarantor, any other guarantor of the Guaranteed Obligations or any other party, or the unenforceability of the Guaranteed Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Borrower other than payment in full in cash of the Guaranteed Obligations. The Guaranteed Creditors may, at their election, exercise any right or remedy the Guaranteed Creditors may have against the Borrower or any other party, without affecting or impairing in any way the liability of any Guarantor hereunder except to the extent the Guaranteed Obligations have been paid in full in cash. Each Guarantor waives any defense arising out of any such election by the Guaranteed Creditors, even though such election operates to impair or extinguish any right of reimbursement, contribution, indemnification or subrogation or other right or remedy of such Guarantor against the Borrower, any other guarantor of the Guaranteed Obligations or any other party.

(c) Each Guarantor has knowledge and assumes all responsibility for being and keeping itself informed of the Borrower’s and each other Guarantor’s financial condition, affairs and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks which such Guarantor assumes and incurs hereunder, and has adequate means to obtain from the Borrower and each other Guarantor on an ongoing basis information relating thereto and the Borrower’s and each other Guarantor’s ability to pay and perform its respective Guaranteed Obligations, and agrees to assume the responsibility for keeping, and to keep, so informed for so long as this Guarantee is in effect. Each Guarantor acknowledges and agrees that (x) the Guaranteed Creditors shall have no obligation to investigate the financial condition or affairs of the Borrower or any other Guarantor for the benefit of such Guarantor nor to advise such Guarantor of any fact respecting, or any change in, the financial condition, assets or affairs of the Borrower or any other Guarantor that might become known to any Guaranteed Creditor at any time, whether or not such Guaranteed Creditor knows or believes or has reason to know or believe that any such fact or change is unknown to such Guarantor, or might (or does) increase the risk of such Guarantor as guarantor hereunder, or might (or would) affect the willingness of such Guarantor to continue as a guarantor of the Guaranteed Obligations hereunder and (y) the Guaranteed Creditors shall have no duty to advise any Guarantor of information known to them regarding any of the aforementioned circumstances or risks.

(d) Each Guarantor hereby acknowledges and agrees that no Guaranteed Creditor nor any other Person shall be under any obligation to pursue any remedy that such Guarantor may or may not be able to pursue itself any right to which such Guarantor hereby waives.

(e) Each Guarantor warrants and agrees that each of the waivers set forth in Section 3 and in this Section 4 is made with full knowledge of its significance and consequences and that if any of such waivers are determined to be contrary to any applicable law or public policy, such waivers shall be effective only to the maximum extent permitted by applicable law.

5. RIGHTS OF GUARANTEED CREDITORS. Subject to Section 4, any Guaranteed Creditor may (except as shall be required by applicable statute and cannot be waived) at any time and

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from time to time without the consent of, or notice to, any Guarantor, without incurring responsibility to such Guarantor, without impairing or releasing the obligations or liabilities of such Guarantor hereunder, upon or without any terms or conditions and in whole or in part:

(a) change the manner, place or terms of payment of, and/or change, increase or extend the time of payment of, renew, increase, accelerate or alter, any of the Guaranteed Obligations (including, without limitation, any increase or decrease in the rate of interest thereon or the principal amount thereof), or any liability incurred directly or indirectly in respect thereof, and this Guarantee shall apply to the Guaranteed Obligations as so changed, extended, increased, accelerated, renewed or altered;

(b) exercise or refrain from exercising any rights against the Borrower, any other Loan Party, any other guarantor of the Borrower or others or otherwise act or refrain from acting;

(c) release or substitute any one or more endorsers, Guarantors, other guarantors, the Borrower or other obligors;

(d) settle or compromise any of the Guaranteed Obligations or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liability (whether due or not) of the Borrower to the respective creditors of the Borrower other than the Guaranteed Creditors;

(e) apply any sums by whomsoever paid or howsoever realized to any liability or liabilities of the Borrower to the Guaranteed Creditors regardless of what liabilities of the Borrower remain unpaid;

(f) consent to or waive any breach of, or any act, omission or default under, any of the Loan Documents or any of the instruments or agreements referred to therein, or otherwise amend, modify or supplement any of the Loan Documents or any of such other instruments or agreements;

(g) act or fail to act in any manner which may deprive such Guarantor of its right to subrogation against the Borrower to recover full indemnity for any payments made pursuant to this Guarantee; and/or

(h) take any other action or omit to take any other action which would, under otherwise applicable principles of common law, give rise to a legal or equitable discharge of such Guarantor from its liabilities under this Guarantee (including, without limitation, any action or omission whatsoever that might otherwise vary the risk of such Guarantor or constitute a legal or equitable defense to or discharge of the liabilities of a guarantor or surety that might otherwise limit recourse against such Guarantor).

No invalidity, illegality, irregularity or unenforceability of all or any part of the Guaranteed Obligations, the Loan Documents or any other agreement or instrument relating to the Guaranteed Obligations or of any guarantee therefor shall affect, impair or be a defense to this Guarantee, and this Guarantee shall be primary, absolute and unconditional notwithstanding the occurrence of any event or the existence of any other circumstances which might constitute a legal or equitable discharge of a surety or guarantor except payment in full in cash of the Guaranteed Obligations.

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6. CONTINUING GUARANTEE. This Guarantee is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of any Guaranteed Creditor in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which any Guaranteed Creditor would otherwise have. No notice to or demand on any Guarantor in any case shall entitle such Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of any Guaranteed Creditor to any other or further action in any circumstances without notice or demand. It is not necessary for any Guaranteed Creditor to inquire into the capacity or powers of the Borrower or the officers, directors, partners or agents acting or purporting to act on its behalf, and any Guaranteed Obligations incurred in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

7. SUBORDINATION OF INDEBTEDNESS HELD BY GUARANTORS. Any indebtedness of the Borrower now or hereafter held by any Guarantor is hereby subordinated to the indebtedness of the Borrower to the Guaranteed Creditors; and such indebtedness of the Borrower to any Guarantor, if the Administrative Agent, after an Event of Default has occurred and is continuing, so requests, shall be collected, enforced and received by such Guarantor as trustee for the Guaranteed Creditors and be paid over to the Guaranteed Creditors on account of the indebtedness of the Borrower to the Guaranteed Creditors, but without affecting or impairing in any manner the liability of such Guarantor under the other provisions of this Guarantee. Prior to the transfer by any Guarantor of any note or negotiable instrument evidencing any indebtedness of the Borrower to such Guarantor, such Guarantor shall mark such note or negotiable instrument with a legend that the same is subject to this subordination. Without limiting the generality of the foregoing, each Guarantor hereby agrees with the Guaranteed Creditors that it will not exercise any right of subrogation which it may at any time otherwise have as a result of this Guarantee (whether contractual, under Section 509 of the Bankruptcy Code or otherwise) until all Guaranteed Obligations have been irrevocably paid in full in cash; provided, that if any amount shall be paid to such Guarantor on account of such subrogation rights at any time prior to the irrevocable payment in full in cash of all the Guaranteed Obligations, such amount shall be held in trust for the benefit of the Guaranteed Creditors and shall forthwith be paid to the Guaranteed Creditors to be credited and applied upon the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms of the Loan Documents or, if the Loan Documents do not provide for the application of such amount, to be held by the Guaranteed Creditors as collateral security for any Guaranteed Obligations thereafter existing.

8. GUARANTEE ENFORCEABLE BY ADMINISTRATIVE AGENT. Notwithstanding anything to the contrary contained elsewhere in this Guarantee, the Guaranteed Creditors agree (by their acceptance of the benefits of this Guarantee) that this Guarantee may be enforced only by the action of the Administrative Agent acting upon the instructions of the Required Lenders and that no other Guaranteed Creditor shall have any right individually to seek to enforce or to enforce this Guarantee, it being understood and agreed that such rights and remedies may be exercised by the Administrative Agent, for the benefit of the Guaranteed Creditors upon the terms of this Guarantee. The Guaranteed Creditors further agree that this Guarantee may not be enforced against any director, officer, employee, partner, member or stockholder of any Guarantor (except to the extent such partner, member or stockholder is also a Guarantor hereunder). It is understood and agreed that the agreement in this Section 8 is among and solely for the benefit of the Guaranteed Creditors and that, if the Required Lenders so agree (without requiring the consent of any Guarantor), this Guarantee may be directly enforced by any Guaranteed Creditor.

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9. REPRESENTATIONS, WARRANTIES AND COVENANTS OF GUARANTORS. In order to induce the Lenders to make Term Loans to the Borrower pursuant to the Credit Agreement, each Guarantor represents, warrants and covenants that:

(a) such Guarantor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required;

(b) such Guarantor has the corporate, partnership or limited liability company power and authority, as the case may be, to execute, deliver and perform the terms and provisions of this Guarantee and each other Loan Document to which it is a party and has taken all necessary corporate, partnership or limited liability company action, as the case may be, and, if required, stockholder action, to authorize the execution, delivery and performance by it of this Guarantee and each such other Loan Document;

(c) such Guarantor has duly executed and delivered this Guarantee and each other Loan Document to which it is a party, and this Guarantee and each such other Loan Document constitutes the legal, valid and binding obligation of such Guarantor enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(d) neither the execution, delivery or performance by such Guarantor of this Guarantee or any other Loan Document to which it is a party, nor compliance by it with the terms and provisions hereof and thereof, will (i) require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect, (ii) violate the charter, by-laws or other organizational documents of such Guarantor, (iii) violate any material applicable law or regulation or order of any Governmental Authority in any material respect, (iv) violate or result in a default under any material agreement or instrument binding upon such Guarantor or any of its Subsidiaries or assets, or give rise to a right thereunder to require any payment to be made by such Guarantor or any of its Subsidiaries, and (v) result in the creation or imposition of any Lien on any asset of such Guarantor or any of its Subsidiaries;

(e) no consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect, is required to authorize, or is required in connection with, (i) the execution, delivery and performance of this Guarantee by such Guarantor or any other Loan Document to which such Guarantor is a party or (ii) the legality, validity, binding effect or enforceability of this Guarantee or any other Loan Document to which such Guarantor is a party;

(f) there are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of such Guarantor, threatened against or affecting such Guarantor or any of its Subsidiaries or any laws, regulations or orders enacted or implemented (whether or not currently effective) by any Governmental Authority (i) that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters) or (ii) that involve this Guarantee or the other Loan Documents;

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(g) until the termination of all Term Loan Commitments and until such time as all Guaranteed Obligations have been paid in full (other than indemnities described in Section 9.03 of the Credit Agreement which are not then due and payable), such Guarantor will comply, and will cause each of its Subsidiaries to comply, with all of the applicable provisions, covenants and agreements contained in Articles V and VI of the Credit Agreement, and will take, or will refrain from taking, as the case may be, all actions that are necessary to be taken or not taken so that no violation of any provision, covenant or agreement contained in Articles V and VI of the Credit Agreement, and so that no Default or Event of Default, is caused by the actions of such Guarantor or any of its Subsidiaries; and

(h) an executed (or conformed) copy of each of the Loan Documents has been made available to a senior officer of such Guarantor and such officer is familiar with the contents thereof.

10. EXPENSES. The Guarantors hereby jointly and severally agree to pay all reasonable out-of-pocket costs and expenses of the Administrative Agent and each other Guaranteed Creditor in connection with the enforcement of this Guarantee and the protection of the Guaranteed Creditors’ rights hereunder and any amendment, waiver or consent relating hereto (including, in each case, without limitation, the reasonable fees and disbursements of counsel (including in-house counsel) employed by the Administrative Agent and each other Guaranteed Creditor).

11. BENEFIT AND BINDING EFFECT. This Guarantee shall be binding upon each Guarantor and its successors and assigns and shall inure to the benefit of the Guaranteed Creditors and their successors and assigns.

12. AMENDMENTS; WAIVERS. Neither this Guarantee nor any provision hereof may be changed, waived, discharged or terminated except with the written consent of each Guarantor directly affected thereby (it being understood that the addition or release of any Guarantor hereunder shall not constitute a change, waiver, discharge or termination affecting any Guarantor other than the Guarantor so added or released) and with the written consent of the Required Lenders (or, to the extent required by Section 9.02 of the Credit Agreement, with the written consent of each Lender).

13. SET OFF. In addition to any rights now or hereafter granted under applicable law (including, without limitation, Section 151 of the New York Debtor and Creditor Law) and not by way of limitation of any such rights, upon the occurrence and during the continuance of an Event of Default, each Guaranteed Creditor is hereby authorized, at any time or from time to time, without notice to any Guarantor or to any other Person, any such notice being expressly waived, to set off and to appropriate and apply any and all deposits (general or special) and any other indebtedness at any time held or owing by such Guaranteed Creditor to or for the credit or the account of such Guarantor, against and on account of the obligations and liabilities of such Guarantor to such Guaranteed Creditor under this Guarantee, irrespective of whether or not such Guaranteed Creditor shall have made any demand hereunder and although said obligations, liabilities, deposits or claims, or any of them, shall be contingent or unmatured. Each Guaranteed Creditor (by its acceptance of the benefits hereof) acknowledges and agrees that the provisions of this Section 13 are subject to the sharing provisions set forth in Section 2.17 of the Credit Agreement.

14. NOTICE. Except as otherwise specified herein, all notices, requests, demands or other communications to or upon the respective parties hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy and all such notices and communications shall, when delivered, mailed, telecopied or sent by courier, be effective when deposited in the mails, delivered in hand or to the overnight courier, as the case may be, or sent by telecopier, except

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that notices and communications to the Administrative Agent or any Guarantor shall not be effective until received by the Administrative Agent or such Guarantor, as the case may be. All notices and other communications shall be in writing and addressed to such party at (a) in the case of any Guaranteed Creditor, as provided in the Credit Agreement and (b) in the case of any Guarantor, at its address set forth opposite its signature page below; or in any case at such other address as any of the Persons listed above may hereafter notify the others in writing.

15. REINSTATEMENT. If any claim is ever made upon any Guaranteed Creditor for repayment or recovery of any amount or amounts received in payment or on account of any of the Guaranteed Obligations and any of the aforesaid payees repays all or part of said amount by reason of (i) any judgment, decree or order of any court or administrative body having jurisdiction over such payee or any of its property or (ii) any settlement or compromise of any such claim effected by such payee with any such claimant (including, without limitation, the Borrower), then and in such event each Guarantor agrees that any such judgment, decree, order, settlement or compromise shall be binding upon such Guarantor, notwithstanding any revocation hereof, the termination of the Credit Agreement or the cancellation of any instrument evidencing any liability of the Borrower, and such Guarantor shall be and remain liable to the aforesaid payees hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by any such payee.

16. CONSENT TO JURISDICTION; SERVICE OF PROCESS; AND WAIVER OF TRIAL BY JURY. (a) THIS GUARANTEE AND THE RIGHTS AND OBLIGATIONS OF THE GUARANTEED CREDITORS AND OF THE UNDERSIGNED HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK. Each Guarantor hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court thereof, in any action or proceeding arising out of or relating to this Guarantee or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Guarantee or any other Loan Document shall affect any right that the Guaranteed Creditors may otherwise have to bring any action or proceeding relating to this Guarantee or any other Loan Document against any Guarantor or its respective properties in the courts of any jurisdiction.

(b) Each Guarantor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Guarantee or any other Loan Document in any court referred to in clause (a) of this Section 16. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) Each party to this Guarantee irrevocably consents to service of process in the manner provided for notices in Section 9.01 of the Credit Agreement. Nothing in this Guarantee or any other Loan Document will affect the right of any party hereto or thereto to serve process in any other manner permitted by law.

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(d) EACH GUARANTOR AND EACH GUARANTEED CREDITOR (BY ITS ACCEPTANCE OF THE BENEFITS OF THIS GUARANTEE) HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTEE, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17. RELEASE OF LIABILITY OF GUARANTOR. (a) This Guarantee shall, as to each Guarantor, be released (i) if such Guarantor ceases to be a Subsidiary as a result of a transaction permitted by the Credit Agreement or that has been consented to in accordance with Section 9.02 of the Credit Agreement, (ii) if such Guarantor ceases to be a Material Subsidiary in accordance with the requirements of the definition of “Material Subsidiary” set forth in the Credit Agreement (including as a result of a designation pursuant to the second proviso appearing in the first sentence of such definition) or (iii) under the circumstances described in clause (b) below; provided, except in the case of preceding clause (iii), that (x) no such release shall occur if such Guarantor continues to be a guarantor in respect of (I) the Existing Credit Agreement or (II) any Indebtedness of the Borrower or any other Subsidiary in an aggregate principal amount equal to or greater than $50,000,000, unless and until such Subsidiary is (or is being simultaneously) released from its guarantee with respect to the Existing Credit Agreement or such Indebtedness, as the case may be, and (y) no such release shall occur if a Default has then occurred and is continuing.

(b) At such time as the Term Loans and all other Guaranteed Obligations shall have been paid in full and the Term Loan Commitments have been terminated, the Guarantors shall be released from their obligations under this Guarantee, all without delivery of any instrument or performance of any act by any Person.

18. CONTRIBUTION. At any time a payment in respect of the Guaranteed Obligations is made under this Guarantee, the right of contribution of each Guarantor against each other Guarantor shall be determined as provided in the immediately following sentence, with the right of contribution of each Guarantor to be revised and restated as of each date on which a payment (a “Relevant Payment”) is made on the Guaranteed Obligations under this Guarantee. At any time that a Relevant Payment is made by a Guarantor that results in the aggregate payments made by such Guarantor in respect of the Guaranteed Obligations to and including the date of the Relevant Payment exceeding such Guarantor’s Contribution Percentage (as defined below) of the aggregate payments made by all Guarantors in respect of the Guaranteed Obligations to and including the date of the Relevant Payment (such excess, the “Aggregate Excess Amount”), each such Guarantor shall have a right of contribution against each other Guarantor who has made payments in respect of the Guaranteed Obligations to and including the date of the Relevant Payment in an aggregate amount less than such other Guarantor’s Contribution Percentage of the aggregate payments made to and including the date of the Relevant Payment by all Guarantors in respect of the Guaranteed Obligations (the aggregate amount of such deficit, the “Aggregate Deficit Amount”) in an amount equal to (a) a fraction the numerator of which is the Aggregate Excess Amount of such Guarantor and the denominator of which is the Aggregate Excess Amount of all Guarantors multiplied by (b) the Aggregate Deficit Amount of such other Guarantor. A Guarantor’s right of contribution pursuant to the preceding sentences shall arise at the time of each computation, subject to

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adjustment to the time of each computation; provided that no Guarantor may take any action to enforce such right until the Guaranteed Obligations have been irrevocably paid in full in cash and all Term Loan Commitments have been terminated, it being expressly recognized and agreed by all parties hereto that any Guarantor’s right of contribution arising pursuant to this Section 18 against any other Guarantor shall be expressly junior and subordinate to such other Guarantor’s obligations and liabilities in respect of the Guaranteed Obligations and any other obligations owing under this Guarantee. As used in this Section 18: (i) each Guarantor’s “Contribution Percentage” shall mean the percentage obtained by dividing (x) the Adjusted Net Worth (as defined below) of such Guarantor by (y) the aggregate Adjusted Net Worth of all Guarantors; (ii) the “Adjusted Net Worth” of each Guarantor shall mean the greater of (x) the Net Worth (as defined below) of such Guarantor and (y) zero; and (iii) the “Net Worth” of each Guarantor shall mean the amount by which the fair saleable value of such Guarantor’s assets on the date of any Relevant Payment exceeds its existing debts and other liabilities (including contingent liabilities, but without giving effect to any Guaranteed Obligations arising under this Guarantee) on such date. Notwithstanding anything to the contrary contained above, any Guarantor that is released from this Guarantee pursuant to Section 17 hereof shall thereafter have no contribution obligations, or rights, pursuant to this Section 18, and at the time of any such release, if the released Guarantor had an Aggregate Excess Amount or an Aggregate Deficit Amount, same shall be deemed reduced to $0, and the contribution rights and obligations of the remaining Guarantors shall be recalculated on the respective date of release (as otherwise provided above) based on the payments made hereunder by the remaining Guarantors. All parties hereto recognize and agree that, except for any right of contribution arising pursuant to this Section 18, each Guarantor who makes any payment in respect of the Guaranteed Obligations shall have no right of contribution or subrogation against any other Guarantor in respect of such payment until all of the Guaranteed Obligations have been irrevocably paid in full in cash. Each of the Guarantors recognizes and acknowledges that the rights to contribution arising hereunder shall constitute an asset in favor of the party entitled to such contribution. In this connection, each Guarantor has the right to waive its contribution right against any Guarantor to the extent that after giving effect to such waiver such Guarantor would remain solvent, in the determination of the Required Lenders.

19. LIMITATION ON GUARANTEED OBLIGATIONS. Each Guarantor and each Guaranteed Creditor (by its acceptance of the benefits of this Guarantee) hereby confirms that it is its intention that this Guarantee not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Code, the Uniform Fraudulent Conveyance Act or any similar Federal or state law. To effectuate the foregoing intention, each Guarantor and each Guaranteed Creditor (by its acceptance of the benefits of this Guarantee) hereby irrevocably agrees that the Guaranteed Obligations guaranteed by such Guarantor shall be limited to such amount as will, after giving effect to such maximum amount and all other (contingent or otherwise) liabilities of such Guarantor that are relevant under such laws and after giving effect to any rights to contribution pursuant to any agreement providing for an equitable contribution among such Guarantor and the other Guarantors, result in the Guaranteed Obligations of such Guarantor in respect of such maximum amount not constituting a fraudulent transfer or conveyance.

20. COUNTERPARTS. This Guarantee may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. A set of counterparts executed by all the parties hereto shall be lodged with the Borrower and the Administrative Agent.

21. PAYMENTS. All payments made by any Guarantor hereunder will be made without setoff, counterclaim or other defense and on the same basis as payments are made by the Borrower under Sections 2.15 and 2.16 of the Credit Agreement.

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22. ADDITIONAL GUARANTORS. It is understood and agreed that any Subsidiary of the Borrower that elects to execute a counterpart of this Guarantee after the date hereof pursuant to the Credit Agreement shall become a Guarantor hereunder by executing a joinder agreement in form and substance satisfactory to the Administrative Agent and delivering same to the Administrative Agent, in each case with all documents and actions required to be taken to the reasonable satisfaction of the Administrative Agent.

23. HEADINGS DESCRIPTIVE. The headings of the several Sections of this Guarantee are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Guarantee.

* * *

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IN WITNESS WHEREOF, each Guarantor has caused this Guarantee to be executed and delivered as of the date first above written.

R. J. REYNOLDS TOBACCO HOLDINGS, INC.	R.J. REYNOLDS TOBACCO CO.

By:	By:
Name:	Name:
Title:	Title:

Address for Notices: P.O. Box 2866 401 N. Main St. Winston-Salem, NC 27102 Phone: 336-741-5500 Fax: 336-741-2998	Address for Notices: 401 N. Main St. Winston-Salem, NC 27101 Phone: 336-741-5000 Fax: 336-741-7598

REYNOLDS FINANCE COMPANY	CONWOOD HOLDINGS, INC.

By:	By:
Name:	Name:
Title:	Title:

Address for Notices: 1007 N. Orange Street, Suite 1402 Wilmington, DE 19801 Phone: 302-425-3550 Fax: 302-425-3554	Address for Notices: 401 N. Main St. Winston-Salem, NC 27101 Phone: 336-741-2000 Fax: 336-741-2998

R. J. REYNOLDS GLOBAL PRODUCTS, INC.	AMERICAN SNUFF COMPANY, LLC

By:	By:
Name:	Name:
Title:	Title:

Address for Notices: P.O. Box 688 401 N. Main St. Winston-Salem, NC 27102 Phone: 336-741-5500 Fax: 336-741-2998	Address for Notices: 5106 Tradeport Dr. Memphis, TN 38141 Phone: 901-761-2050 Fax: 336-728-0396

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ROSSWIL LLC	R. J. REYNOLDS TOBACCO COMPANY

By:	By:
Name:	Name:
Title:	Title:

Address for Notices: 401 N. Main St. Winston-Salem, NC 27101 Phone: 336-741-2000 Fax: 336-741-2998	Address for Notices: P.O. Box 2959 401 N. Main St. Winston-Salem, NC 27102 Phone: 336-741-5000 Fax: 336-741-7598

REYNOLDS INNOVATIONS INC.	RAI SERVICES COMPANY

By:	By:
Name:	Name:
Title:	Title:

Address for Notices: P.O. Box 685 401 N. Main St. Winston-Salem, NC 27102 Phone: 336-741-5700 Fax: 336-741-7598	Address for Notices: P.O. Box 464 401 N. Main St. Winston-Salem, NC 27102 Phone: 336-741-4500 Fax: 336-741-2998

SANTA FE NATURAL TOBACCO COMPANY, INC.

By:
Name:
Title:

Address for Notices: One Plaza La Prensa Santa Fe, NM 87507 Phone: 505-982-4257 Fax: 505-986-8445

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Accepted and Agreed to:

JPMORGAN CHASE BANK, N.A., as Administrative Agent

By: ,
Name:
Title:

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EXHIBIT B

1. GUARANTEE	1

2. LIABILITY OF GUARANTORS ABSOLUTE	2

3. OBLIGATIONS OF GUARANTORS INDEPENDENT	2

4. WAIVERS BY GUARANTORS	2

5. RIGHTS OF GUARANTEED CREDITORS	3

6. CONTINUING GUARANTEE	5

7. SUBORDINATION OF INDEBTEDNESS HELD BY GUARANTORS	5

8. GUARANTEE ENFORCEABLE BY ADMINISTRATIVE AGENT	5

9. REPRESENTATIONS, WARRANTIES AND COVENANTS OF GUARANTORS	6

10. EXPENSES	7

11. BENEFIT AND BINDING EFFECT	7

12. AMENDMENTS; WAIVERS	7

13. SET OFF	7

14. NOTICE	7

15. REINSTATEMENT	8

16. CONSENT TO JURISDICTION; SERVICE OF PROCESS; AND WAIVER OF TRIAL BY JURY	8

17. RELEASE OF LIABILITY OF GUARANTOR	9

18. CONTRIBUTION	9

19. LIMITATION ON GUARANTEED OBLIGATIONS	10

20. COUNTERPARTS	10

21. PAYMENTS	10

22. ADDITIONAL GUARANTORS	11

23. HEADINGS DESCRIPTIVE	11

EXHIBIT C-1

[FORM OF]

U.S. TAX CERTIFICATE

(For Non-U.S. Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Term Loan Agreement, dated as of March 15, 2013 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Reynolds American Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and each lender from time to time party thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 2.16 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Term Loan(s) (as well as any Note(s) evidencing such Term Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code and (v) the interest payments in question are not effectively connected with the undersigned’s conduct of a U.S. trade or business.

The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By:
Name:
Title:

Date:              , 20[    ]

EXHIBIT C-2

[FORM OF]

U.S. TAX CERTIFICATE

(For Non-U.S. Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Term Loan Agreement, dated as of March 15, 2013 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Reynolds American Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and each lender from time to time party thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 2.16 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Term Loan(s) (as well as any Note(s) evidencing such Term Loan(s)) in respect of which it is providing this certificate, (ii) its partners/members are the sole beneficial owners of such Term Loan(s) (as well as any Note(s) evidencing such Term Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement, neither the undersigned nor any of its partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, (v) none of its partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code, and (vi) the interest payments in question are not effectively connected with the undersigned’s or its partners/members’ conduct of a U.S. trade or business.

The undersigned has furnished the Administrative Agent and the Borrower with IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of its partners/members claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By:
Name:
Title:

Date:              , 20[    ]

EXHIBIT C-3

[FORM OF]

U.S. TAX CERTIFICATE

(For Non-U.S. Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Term Loan Agreement, dated as of March 15, 2013 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Reynolds American Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and each lender from time to time party thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 2.16 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code, and (v) the interest payments in question are not effectively connected with the undersigned’s conduct of a U.S. trade or business.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By:
Name:
Title:

Date:              , 20[    ]

EXHIBIT C-4

[FORM OF]

U.S. TAX CERTIFICATE

(For Non-U.S. Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Term Loan Agreement, dated as of March 15, 2013 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Reynolds American Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and each lender from time to time party thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 2.16 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, (v) none of its partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code, and (vi) the interest payments in question are not effectively connected with the undersigned’s or its partners/members’ conduct of a U.S. trade or business.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of its partners/members claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date:              , 20[    ]

EXHIBIT D

FORM OF COMPLIANCE CERTIFICATE

This Compliance Certificate is delivered to you pursuant to Section 5.01(c) of the Term Loan Agreement, dated as of March 15, 2013 (as amended, restated, supplemented or modified from time to time, the “Credit Agreement”), among Reynolds American Inc., (the “Borrower”), the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as Administrative Agent. Terms defined in the Credit Agreement and not otherwise defined herein are used herein as therein defined.

1. I am the duly elected, qualified and acting [                    ]6 of the Borrower.

2. I have reviewed and am familiar with the contents of this Compliance Certificate. I am providing this Compliance Certificate solely in my capacity as an officer of the Borrower. The matters set forth herein are true to the best of my knowledge after due inquiry.

3. I have reviewed the terms of the Credit Agreement and the other Loan Documents and have made or caused to be made under my supervision a review in reasonable detail of the transactions and condition of the Borrower and its Subsidiaries during the accounting period covered by the financial statements attached hereto as ANNEX 1 (the “Financial Statements”). [Except as set forth on Annex 1(a),] [S]uch review did not disclose the existence during or at the end of the accounting period covered by the Financial Statements, and I have no knowledge of the existence, as of the date of this Compliance Certificate, of any condition or event which constitutes a Default.

4. [Except as set forth on Annex 1(b),] I have no knowledge of the existence, as of the date of this Compliance Certificate, of any material change in GAAP or in the application thereof since the date of the audited financial statements referred to in Section 3.04 of the Credit Agreement.

5. The following represent true and accurate calculations, as of [             , 2013], to be used to determine compliance with the covenants set forth in Section 6.04 of the Credit Agreement:

(a) Consolidated Leverage Ratio:

Consolidated Debt (as at the last day of any period) =	[ ]

Consolidated EBITDA (for such period) =	[ ]

Actual Ratio =	[ ] to 1.00

Required Ratio =	3.00 to 1.00

Supporting detail showing the calculation of Consolidated Leverage Ratio is attached hereto as Schedule 1.

[6]	Insert position of Financial Officer.

(b) Consolidated Interest Coverage Ratio:

Consolidated EBITDA (for such period) =	[ ]

Consolidated Interest Expense (for such period) =	[ ]

Actual Ratio =	[ ] to 1.00

Required Ratio =	4.00 to 1.00

Supporting detail showing the calculation of Consolidated Interest Coverage Ratio is attached hereto as Schedule 2.

ANNEX 1

[Applicable Financial Statements to Be Attached]

SCHEDULE 1

CONSOLIDATED LEVERAGE RATIO

(A) Consolidated Leverage Ratio: as at the last day of any period, the ratio of (a) Consolidated Debt on such day to (b) Consolidated EBITDA for such period.

(a)	Consolidated Debt as of [ , 2013]:

	(I)	at any date, the aggregate principal amount of all Indebtedness of the Borrower and its Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP; provided that the aggregate amount available to be drawn (i.e., unfunded amounts) under all letters of credit, acceptances and similar arrangements and all surety, appeal and litigation bonds and similar obligations issued for the account of the Borrower or any of its Subsidiaries (but excluding, for avoidance of doubt, all unpaid drawings or other matured monetary obligations or reimbursement obligations owing in respect of thereof) shall not be included in any determination of “Consolidated Debt”:

		(i)	all indebtedness of such Person for borrowed money or with respect to deposits or advances of any kind;

		(ii)	all obligations of such Person for the deferred purchase price of property or services (other than current trade payables and accrued expenses incurred in the ordinary course of such Person’s business and any obligation of the Borrower or any Subsidiary thereof to purchase tobacco and/or other products, services and produce utilized in its business pursuant to agreements entered into in the ordinary course of business on a basis consistent with the Borrower’s or such Subsidiary’s past practices or then current industry practices);

		(iii)	all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments;

		(iv)	all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

		(v)	all Capital Lease Obligations of such Person;

		(vi)	all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit or similar arrangements;

(vii)	the maximum amount available to be drawn or paid under all surety, appeal and litigation bonds and similar obligations issued for the account of such Person and all unreimbursed payments in respect of such surety, appeal and litigation bonds and similar obligations;

(viii)	all Guarantees by such Person in respect of obligations of the kind referred to in items (A)(a)(I)(i) through (vii) above;

(ix)	all obligations of the kind referred to in clauses (A)(a)(I)(i) through (viii) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation.

The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor.

Consolidated Debt

(b)	Consolidated EBITDA as of [ , 2013]:

	(I)	Consolidated Net Income for such period

(a) Consolidated net income or loss of the Borrower and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded:

(b) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the Borrower or is merged into or consolidated with the Borrower or any of its Subsidiaries, subject to the second sentence of the definition of “Consolidated EBITDA”;

(c) the income (or deficit) of any Person (other than a Subsidiary of the Borrower) in which the Borrower or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Borrower or such Subsidiary in the form of dividends or similar distributions; and

(d) the undistributed earnings of any Subsidiary of the Borrower to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation or Requirement of Law applicable to such Subsidiary, plus; without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of:

	(II)(a)	provision for all income taxes and foreign withholding taxes;

	(b)	interest expense, amortization or write-off of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness (including the Term Loans);

	(c)	depreciation and amortization expense;

	(d)	amortization of intangibles (including, but not limited to, goodwill) and organization costs;

	(e)	any extraordinary losses;

(f)	any non-cash expenses or losses;

(g)	any losses on sales of assets outside of the ordinary course of business (whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period);

(h)	any cash payment received during such period in respect of any non-cash item described in clause (III)(a)(i) or (ii) below subsequent to the fiscal quarter in which the relevant non-cash item was reflected as a gain or income in the statement of Consolidated Net Income; and

(i)	the amount of all cash payments received during such period in respect of any settlement with respect to tobacco litigation related liability which otherwise did not increase Consolidated Net Income for such period or a prior period, all as determined on a consolidated basis for the Borrower and its Subsidiaries for such period;

minus:

(III)(a)	to the extent included in the statement of such Consolidated Net Income for such period, the sum of

	(i)	any extraordinary gain;

	(ii)	any non-cash income or gains;

	(iii)	any gain on sales of assets outside of the ordinary course of business (whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period);

	(iv)	income tax credits (to the extent not netted from income tax expense);

(b)	any cash payments made during such period in respect of any non-cash items described in items (II)(d), (e) or (f) above subsequent to the fiscal quarter in which the relevant non-cash item was reflected as a charge in the statement of Consolidated Net Income; and

(c)	the amount of all cash payments made by the Borrower and its Subsidiaries during such period pursuant to any settlement with respect to tobacco litigation related liability which otherwise did not reduce Consolidated Net Income for such period or a prior period, all as determined on a consolidated basis for the Borrower and its Subsidiaries for such period.

For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period”) pursuant to any determination of the Consolidated Leverage Ratio or the Consolidated Interest Coverage Ratio

(i) if at any time during such Reference Period (or, for purposes of Section 6.05(c) of the Credit Agreement only, during the period commencing on the first day of such Reference Period and ending on or prior to such date of determination), the Borrower or any Subsidiary shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period; and

(ii) if during such Reference Period (or, for purposes of Section 6.05(c) of the Credit Agreement only, during the period commencing on the first day of such Reference Period and ending on or prior to such date of determination), the Borrower or any Subsidiary shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition occurred on the first day of such Reference Period.

“Material Acquisition” means any acquisition of property or series of related acquisitions of property that (a) constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the Equity Interests of a Person and (b) involves the payment of consideration by the Borrower and its Subsidiaries in excess of $250,000,000; and “Material Disposition” means any disposition of property or series of related dispositions of property that yields gross proceeds to the Borrower or any of its Subsidiaries in excess of $250,000,000.

Consolidated EBITDA

Ratio of (a) Consolidated Debt to (b) Consolidated EBITDA	[ ]:1.00

Required Ratio	3:00:1.00

SCHEDULE 2

CONSOLIDATED INTEREST COVERAGE RATIO

(A) Consolidated Interest Coverage Ratio: as at the last day of any period, the ratio of (a) Consolidated EBITDA for such period to (b) Consolidated Interest Expense for such period.

(a)	Consolidated EBITDA as of [ , 2013]:

Consolidated EBITDA (See Schedule 1 for calculation)

(b)	Consolidated Interest Expense for such period:

	(I)	Total cash interest expense (including that attributable to Capital Lease Obligations) of the Borrower and its Subsidiaries calculated on a consolidated basis for such period with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP).

For the purposes of calculating Consolidated Interest Expense for any Reference Period pursuant to any determination of the Consolidated Interest Coverage Ratio,

(i) all Indebtedness incurred or issued during the relevant Reference Period (or, for purposes of Section 6.05(c) of the Credit Agreement only, during the period commencing on the first day of such Reference Period and ending on or prior to such date of determination) shall be deemed to have been incurred or issued (and the proceeds thereof applied) on the first day of such Reference Period and remain outstanding through such Reference Period,

(ii) all Indebtedness (other than revolving Indebtedness, except to the extent accompanied by a corresponding permanent commitment reduction) permanently retired or redeemed during the relevant Reference Period (or, for purposes of Section 6.05(c) of the Credit Agreement only, during the period commencing on the first day of such Reference Period and ending on or prior to such date of determination) shall be deemed to have been retired or redeemed on the first day of such Reference Period and remain retired through the entirety of such Reference Period, and

(iii) all Indebtedness assumed to be outstanding pursuant to preceding clause (i) shall be deemed to have borne interest at (x) the rate applicable thereto, in the case of fixed rate indebtedness, or (y) the rates which would have been applicable thereto during the respective Reference Period when same was deemed outstanding (for this purpose, using the floating rate applicable thereto at the time of determination), in the case of floating rate Indebtedness; provided that interest expense with respect to any Indebtedness for periods while same was actually outstanding during the respective period shall be calculated using the actual rates applicable thereto while the same was actually outstanding.

Consolidated Interest Expense

Ratio of (a) Consolidated EBITDA to (b) Consolidated Interest Expense	[ ]:1.00

Required Ratio	4:00:1.00

IN WITNESS WHEREOF, I have executed this Compliance Certificate this      day of         , 2013.

REYNOLDS AMERICAN INC.

By:
Name:
Title: